SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	December	2005

Commission File Number	1-14620

Crystallex International Corporation

(Translation of registrant’s name into English)

18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	Material Change Report, dated August 31, 2005
2	Material Change Report, dated October 17, 2005

This Report on Form 6-K is incorporated by reference into all of the Registrant's outstanding registration statements on Form F-2, F-3 and S-8 that have been filed with the Securities and Exchange Commission.

Back to Contents

     Document 1

Form 51-102F3
Material Change Report

Item 1      Name and Address of Company

Crystallex International Corporation (the “Company”)
18 King Street East
Suite 1210
Toronto, Ontario
M5C 1C4

Item 2      Date of Material Change

August 31, 2005

Item 3      News Release

A news release issued under section 7.1 of National Instrument 51-102 was transmitted by CNW Group on August 31, 2005 in Canada.

Item 4      Summary of Material Change

On August 31, 2005, the Company announced the completion of a development plan prepared by SNC-Lavalin Engineers & Constructors Inc. and other independent consultants with respect to the development of the Las Cristinas Project.

Item 5      Full Description of Material Change

On August 31, 2005, the Company announced the completion of a development plan prepared by SNC-Lavalin Engineers & Constructors Inc. and other independent consultants with respect to the development of the Las Cristinas Project.

A copy of the executive summary of the development plan is attached to this material change report and is incorporated by reference in this material change report.

The executive summary of the development plan is the Company’s current technical report for purposes of National Instrument 43-101.

Item 6      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7      Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8      Executive Officer

Daniel R. Ross
Executive Vice President and Corporate Counsel
Telephone:416.777.7323

Item 9      Date of Report

August 31, 2005

CRYSTALLEX INTERNATIONAL CORPORATION

By: Daniel R. Ross
Name:	Daniel R. Ross
Title:	Executive Vice President and Corporate Counsel

Development Plan - 2005

(Update to the Feasibility Study Issued September 2003)

August 2005

334408	Mining & Metallurgy

CRYSTALLEX INTERNATIONAL CORPORATION
LAS CRISTINAS PROJECT

DEVELOPMENT PLAN - 2005
(UPDATE TO THE FEASIBILITY STUDY ISSUED SEPTEMBER 2003)

August, 2005

TABLE OF CONTENTS
TITLE PAGE

TABLE OF CONTENTS

COVER LETTER

NOTICE TO READER

MDA DISCLAIMER

1.0	EXECUTIVE SUMMARY		1-1

1.1	SUMMARY		1-1

1.2	INTRODUCTION AND TERMS OF REFERENCE		1-3

	1.2.1	Introduction	1-3

	1.2.2	Terms of Reference	1-5

1.3	DISCLAIMER AND DATA VERIFICATION		1-6

	1.3.1	Disclaimer	1-6

	1.3.2	Data Verification	1-7

1.4	PROPERTY DESCRIPTION AND LOCATION		1-8

1.5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE		1-11

	1.5.1	Accessibility	1-11

	1.5.2	Climate	1-11

	1.5.3	Local Resources	1-12

	1.5.4	Infrastructure	1-13

	1.5.5	Physiography	1-14

1.6	HISTORY		1-15

	1.6.1	General History	1-15

	1.6.2	Mining Operation Agreement (MOA)	1-15

1.7	GEOLOGY		1-17

	1.7.1	Geological Setting	1-17

	1.7.2	Deposit Types	1-17

	1.7.3	Mineralization	1-18

	1.7.4	Exploration	1-22

i

	1.7.5	Trenching	1-22

	1.7.6	Drilling	1-23

	1.7.7	Sampling Method and Approach	1-26

	1.7.8	Sample Preparation, Analyses and Security	1-28

	1.7.9	Data Verification	1-32

	1.7.10	Adjacent Properties	1-32

1.8	MINERAL PROCESSING AND METALLURGICAL TESTING		1-33

1.9	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES		1-34

	1.9.1	Mineral Resources	1-34

	1.9.2	Mineral Reserves	1-40

1.10	MINING OPERATIONS		1-41

	1.10.1	Dilution	1-42

	1.10.2	Pit Design Parameters	1-43

	1.10.3	Economic Parameters	1-44

	1.10.4	Dewatering	1-47

	1.10.5	Designed Pit	1-50

	1.10.7	Production Schedule	1-54

	1.10.8	Mining	1-58

	1.10.9	Dump Designs	1-60

	1.10.10	Mining Equipment	1-61

	1.10.11	Mine Manpower	1-62

	1.10.12	Discussion	1-62

1.11	PROCESSING		1-64

	1.11.1	General	1-64

	1.11.2	Primary Crushing	1-64

	1.11.3	Ore Storage and Reclaim	1-64

	1.11.4	Saprolite Handling	1-64

	1.11.5	Grinding	1-65

	1.11.6	Carbon-in-Leach (CIL)	1-65

	1.11.7	Carbon Desorption and Regeneration	1-66

	1.11.8	Electrowinning and Refining	1-66

	1.11.9	Cyanide Destruction	1-67

1.12	GEOTECHNICAL STUDIES		1-67

	1.12.1	Field Investigations Programs and Findings	1-68

	1.12.2	Design Recommendations	1-72

1.13	TAILINGS MANAGEMENT FACILITIES AND WATER MANAGEMENT		1-77

	1.13.1	Design Basis and Criteria	1-77

	1.13.2	Tailings Characteristics	1-78

	1.13.3	TMF Design	1-78

	1.13.4	Planned Construction	1-84

	1.13.5	Planned Operations	1-85

	1.13.6	Closure	1-86

1.14	INFRASTRUCTURE AND ANCILLARY SERVICES		1-86

	1.14.1	Site Access	1-86

	1.14.2	Site Development	1-86

	1.14.3	Existing Facilities	1-88

	1.14.4	Power Supply	1-88

	1.14.5	Site Water Supply	1-88

	1.14.6	Sewage Treatment	1-89

	1.14.7	Ancillary Buildings	1-89

	1.14.8	Communications	1-89

	1.14.9	Explosives Storage	1-90

	1.14.10	Site Drainage	1-90

	1.14.11	Solid Waste Management	1-91

	1.14.12	Fire Protection	1-91

	1.14.13	Main Control System	1-91

1.15	ENVIRONMENTAL AND SOCIO-ECONOMIC CONSIDERATIONS		1-92

	1.15.1	Regulatory Framework	1-92

	1.15.2	Existing Environment	1-92

	1.15.3	Analysis of Alternatives	1-93

	1.15.4	Assessment of Impacts to the Bio-Physical Environment	1-94

	1.15.5	Assessment of Impacts to the Socio-Economic Environment	1-96

	1.15.6	Environmental Supervision Plan	1-97

	1.15.7	Site Closure and Rehabilitation	1-98

	1.15.8	Conclusions	1-98

1.16	PROJECT IMPLEMENTATION		1-99

	1.16.1	Introduction	1-99

	1.16.2	Engineering	1-99

	1.16.3	Permitting	1-99

	1.16.4	Procurement	1-102

	1.16.5	Construction Management	1-103

	1.16.6	Temporary Construction Facilities	1-103

	1.16.7	Environmental and Construction Management Plan	1-104

	1.16.8	Schedule	1-104

1.17	CAPITAL COSTS		1-106

1.18	OPERATING COST ESTIMATES		1-108

	1.18.1	General	1-108

	1.18.2	Mine Operating Costs	1-109

1.19	ECONOMIC ANALYSIS		1-109

1.20	SENSITIVITY ANALYSIS		1-111

1.21	CERTIFICATES OF QUALIFIED PERSONS		1-111

LIST OF TABLES

Table 1.7.1 Drill Database Description	1-26

Table 1.7.2 Summary of Las Cristinas Assaying Procedures	1-28

Table 1.9.1 Measured and Indicated Resources – Conductora	1-37

Table 1.9.2 Inferred Resources – Conductora	1-38

Table 1.9.3 Measured and Indicated Resources – Las Cristinas	1-39

Table 1.9.4 Inferred Resources – Las Cristinas	1-39

Table 1.16.1 Commitment Package Summary (June, 2005)	1-102

Table 1.17.1 Summary of Estimated Capital Cost (USDxMillions)	1-106

Table 1.18.1 Operating Cost Estimates	1-108

Table 1.19.1 Principal Base Case Financial Model Inputs	1-110

LIST OF FIGURES

Figure 1.4.1 Location Of Las Cristinas Property	1-10

Figure 1.7.1 Cross Section 9150 – Gold Zones at Conductora	1-20

Figure 1.7.2 Cross Section 9700 – Gold Zones at Conductora	1-21

Figure 1.7.3 Drill Hole Location Map	1-25

Figure 1.16.1 Organization Chart – Head Office	1-100

Figure 1.16.2 Organization Chart – Field offices	1-101

v

Back to Contents

LIST OF CD’S

CD 1		Feasibility Study and Appendices – September 2003
1	.	SNC-Lavalin. “Las Cristinas Project Feasibility Study Volume 1 – Report Sections” September 2003
2	.	SNC-Lavalin “List of Appendices”

CD 2		MDA. 2004 Las Cristinas
1	.	Resource Update

CD 3		Process Flowsheets Rev 02
1	.	0000-49DD-0000 Crushing and Storage – Simplified Process Flowsheet Rev 02
2	.	0000-49DD-0001 Crushing and Storage – Process Flowsheet Rev 02
3	.	0000-49DD-0002 Crushing and Storage – Process Flowsheet Rev 02
4	.	0000-49DD-0003 Grinding and Gravity Separation – Process Flowsheet Rev 02
5	.	0000-49DD-0004 Thickening and Cyanidation – Process Flowsheet Rev 02
6	.	0000-49DD-0005 Tailings and Cyanidation Destruction – Process Flowsheet Rev 02
7	.	0000-49DD-0006 Carbon Stripping and Regeneration – Process Flowsheet Rev 02
8	.	0000-49DD-0007 Electrowinning and Smelting – Process Flowsheet Rev 02
9	.	0000-49DD-0008 Reagents Sheet 1 of 2 – Process Flowsheet Rev 02
10	.	0000-49DD-0009 Reagents Sheet 2 of 2 – Process Flowsheet Rev 02
11	.	0000-49DD-0010 Process Utilities Sheet 1– Process Flowsheet Rev 02
12	.	0000-49DD-0011 Process Utilities Water Truck Wash & Incinerator-Process Flowsheet Rev 02
13	.	0000-49DD-0012 Site Services – Site Balance Flowsheet Rev 02

CD 4		SNC-Lavalin. “Field Investigations Report - Geotechnical Assessment, Volume 1 - 334401-0000-4GRA-0001 Rev. 00 November 2004”

CD 5		SNC-Lavalin. “Field Investigations Report Environmental / Hydrogeological Assessment, Volume 2 - 334401-0000-4ERA-0001 Rev. 00 December 2004”

CD 6		SNC-Lavalin. “Field Investigations Report - Open Pit Slope and Waste Dump Stability Study, Volume 3 - 334401-0000-4URA-0001 Rev. 00 December 2004”

CD 7		SNC-Lavalin. “Tailings Management Facility Design Report 334408-4400-4GRA-0001 Rev. 00 June 2005”.

CD 8		EIS and Addenda
1	.	“Environmental Impact Study” 2004
2	.	Addendum #1 “Expansion of the TMF Borrow Pit and Development of the Potaso Quarry”
3	.	Addendum #2 “Response to Observations raised by MARN during Presentation of the Las Cristinas Project Environmental Impact Study”, September, 2004.

Back to Contents

4	.	Addendum #2 Part II “Response to Observations raised by MARN during Presentation of the Las Cristinas Project Environmental Impact Study Part II”, September, 2004.
5	.	Addendum #3 Proconsult. “Detailed Evaluation of Socio-economic Impacts of Las Cristinas Project.”

CD 9		ESP
1	.	Environmental Supervision Plan

CD 10		Project Implementation
1	.	Control Estimate November 2004
2	.	Control Schedule Level 2

CD 11		Operating Cost Estimates

LIST OF APPENDICES

Appendix No.	Title

1	SRK Consulting – Las Cristinas Project Groundwater and Surface Water Management Issues for Feasibility Study

2	Mining Equipment Requirements

3	Haul Roads

4	Mining by Period

5	Mine Manpower Requirements

6	Investigation of a Low Fault Angle in the Open Pit South Wall Area (Report 334408-4UCB-0001)

7	Cyanide Transport Modelling

Back to Contents

NOTICE TO READER

This document contains the expression of the professional opinion of SNC-Lavalin Engineers & Constructors Inc. and certain other professional consultants and Qualified Persons as described herein (jointly referred to as “Consultant”) as to the matters set out herein, using their respective professional judgment and reasonable care, based on certain observations and analysis as set out herein.

This document is meant to be read as a whole with the documents referred to therein, and sections or parts thereof should thus not be read or relied upon out of context.

The reader is directed to Section 1.3 – “Disclaimer and Data Verification” of this document which contains important information in respect of reliance on this document.

Back to Contents

MDA DISCLAIMER

Regarding MDA’s involvement with estimating resources and reserves, MDA has relied almost entirely on data and information derived from work completed by Placer Dome and given to MDA by Crystallex, who obtained the information from Corporación Venezolana de Guayana. Validation drilling and re-assaying of pre-existing samples permit MDA to present a conclusion under Data Verification regarding the adequacy, reasonableness and accuracy of the underlying database. Though MDA has reviewed much of the available data, made a site visit and has taken independent samples, these tasks and data validate only a portion of the entire data set. Because MDA has not had first-hand involvement with Placer Dome sampling and data gathering, the MDA review work cannot unequivocally verify the accuracy of the entire database. MDA therefore has made judgments about the general reliability of the underlying data. Where deemed inadequate or unreliable, the data were either eliminated from use or procedures were modified to account for lack of confidence in that specific information. Underlying this assessment on data quality and integrity is a level of confidence instilled in the project data and work completed due to the perceived technical ability of Placer Dome. In general, the Placer Dome work appears to meet or exceed industry standards.

Crystallex has provided copies of legal documentation regarding the status of mining rights to the property. MDA is not a “Qualified Person” for assessing the validity of these issues. The documentation provided by Crystallex is referenced or included in this or the NI 43-101 report written in April 2003. The classification of reserves is given by MDA from a technical standpoint based on the assumption that Crystallex has valid mining rights.

Back to Contents

1.0	EXECUTIVE SUMMARY

1.1	Summary

The Las Cristinas project is planned to be a 20,000 t/d open pit, followed by a conventional gravity, carbon-in-leach processing plant located in the kilometre 88 region of Bolivar State in south-eastern Venezuela.

In early 2003 SNC-Lavalin Engineers & Constructors Inc. (SNC-Lavalin) was commissioned to complete a feasibility study for the project and delivered its report in September 2003. Subsequently, SNC-Lavalin completed a feasibility study on a 40,000 t/d option, which was delivered in early 2004. Since completion of the original feasibility study, SNC-Lavalin has assisted Crystallex International Corporation (Crystallex) in providing clarifications and completing various environmental assignments for the Corporación Venezolana de Guayana (CVG), the Ministerio del Ambiente y los Rescursos Naturales (MARN) and the former Ministerio de Energía y Minas (MEM) (now the Ministerio de Industrias Basicas y Minas), all Venezuelan government organizations.

In March 2004 SNC-Lavalin was awarded an Engineering Procurement and Construction Management (EPCM) contract to provide services to assist Crystallex in executing the design and construction of Las Cristinas project and to start up the operations.

During this EPCM phase several major changes to the project have taken place and the purpose of this Development Plan is to outline the current plans for the Las Cristinas project and provide references for the reader who requires further, more detailed information on the work completed to-date to support these plans. Electronic copies of the numerous references are provided on the CDs attached to this report. The changes to the project as conceived in the 2003 feasibility study have been made in many areas. The key changes are summarized below and are discussed in more detail in the various sections of the Development Plan:

	•	Mineral resources and mining reserves, following two in-fill drilling program;
	•	Investigation of a suspected low fault angle in the open pit ;
	•	TMF design, following an extensive field investigation program and third party review;
	•	Foundation and waste dump designs, following an extensive field investigation program;
	•	Water Management Plans following completion of hydrological field work.
	•	Mining plans that originally envisaged a contractor mining the saprolite and Crystallex mining hard rock. Now it is planned that Crystallex will do all the mining with its own mining fleet based on the practical experience on a similar operation.
	•	Environmental factors, following completion of an Environmental Impact Assessment (EIA) and much consultation with the CVG, MARN and MEM.

1-1

Back to Contents

• Capital and Operating Cost Estimates, following significant progress on the award of purchase orders for equipment, the award of contracts for construction and an extensive review of operating costs.

• Changes to the project schedule, resulting from permitting activities.

This Executive Summary is provided for the convenience of the reader of this report, and should not be relied on except in conjunction with the contents of the entire report. The key findings of the 20,000 tpd September, 2003 feasibility study in respect of the Las Cristinas Gold project, updated as provided herein, are summarized in the bullet points below (all figures are estimates) and explained in more detail in the body of the report.

This Executive Summary is to be read in the context of the agreement dated February 2nd, 2003 between SNC-Lavalin and Crystallex (the “Agreement” which sets out the liabilities of Consultant to the Crystallex), and the methodology, procedures and techniques used, Consultant’s assumptions, and the circumstances and constrains under which its mandate was performed, all as indicated herein.

The key findings of the Las Cristinas Gold project as currently planned are summarized in the bullet points below and explained in more detail in the body of this Executive Summary:

•	Mineralization:	2% to 5% sulphides (pyrite and chalcopyrite)
•	Mineral Reserves :	294.8 million tonnes (proven and probable)
1.32 g/t average grade (proven and probable)
12.475 million oz (proven and probable)
•	Gold Recovery:	88.7% (from proven and probable)
•	Gold Recovered:	11.05 million oz (total)
•	Annual Gold Production	270,730 oz. averaged over life of mine
•	Avg. Life of Mine Operating Cost	$7.66/t ($204/oz without royalty,
$221/oz with royalty)
•	Capital Cost	$293 million (excludes VAT)
•	Sustaining Capital	$284 million (without VAT)
•	CVG Royalty	2% of Gross Revenue $17.5 @$350/oz gold price
•	Exploitation Tax	3% of Gross Revenue
•	Mine Life	41 years
•	Mining Equipment	Trucks, Shovels, Drills and Ancillary Equipment
•	Mine Stripping Ratio	1.57 to 1
•	Process Plant	Conventional Gravity and Carbon-in Leach
•	At a gold price of $350/oz the project is estimated to have the following results :

1-2

Back to Contents

		Before Tax	After Tax

•	IRR	12.5%	8.4%
•	Net Cash Flow	$814million	$547million
•	NPV at 5%	$217million	$ 98 million
•	Payback	5.1 years	8.5 years

	•	Environmental Risks and Effluent Discharge: Low
	•	Tailings Dam Failure Risk: Low
	•	Closure Challenges Risk: Low
	•	Acid Generation Potential: Low and will be mitigated
	•	Seismic Hazard Zone: Low

1.2	Introduction and Terms of Reference

1.2.1	Introduction

In February 2002, Crystallex commissioned SNC-Lavalin to prepare the Las Cristinas Feasibility Study based on a production rate of 20,000 t/d within the purpose of assisting Crystallex to engineer and construct the project and obtain project financing from institutional lenders, or through public offering. The document presented detailed information on the project contained in the following volumes, which are included on CD 1 “Feasibility Study and Appendices - September 2003” attached to this 20,000 t/d Development Plan.

Volume 1 - Report containing the following sections:

1.0	Executive Summary
2.0	Introduction
3.0	Property Description and Location
4.0	Geology and Mineral Resources
5.0	Mining
6.0	Metallurgy
7.0	Processing
8.0	Engineering Design, Infrastructure and Services
9.0	Tailings Management Facilities
10.0	Administration and Operations
11.0	Project Implementation
12.0	Environmental and Socio-economic Considerations
13.0	Capital Cost Estimates
14.0	Operating Cost Estimates
15.0	Financial Analysis
16.0	Risks and Opportunities

1-3

Back to Contents

Volume 2 - Contains the following Appendices:

Appendix 4A	–	Graphs of Sample Variance
Appendix 4B	–	Description of Verification Drill Program
Appendix 4C	–	Gold Grade Sample and Composite Data QQ Plots
Appendix 4D	–	Copper Grade Sample and Composite Data QQ Plots
Appendix 4E	–	Silver Grade Sample and Composite Data QQ Plots
Appendix 4F	–	Conductora Correlograms
Appendix 4G	–	Mesones/Sofia Correlograms
Appendix 5A	–	Brawner Engineering Ltd. Report – Review of Pit Slope Angles and Haul Roads
Appendix 5B	–	SRK Report
Appendix 5C	–	Maps of Mining and Dump Progress
Appendix 5D	–	Loading Parameters/Haulage/Equipment Schedule
Appendix 5E	-	Manpower Summary/Hourly Manpower
Appendix 5F		Operation Costs/Equipment Costs/Haul Costs/Loading Costs/Drilling and Blasting
Appendix 6A	–	Lakefield LR10574-001 Report No. 1

Volume 3 - contains the following Appendices:

Appendix 6B	–	Lakefield LR10574-001 Report No. 2
Appendix 6C		Lakefield LR10574-001 Report No. 3
Appendix 6D	–	Mesones CSB-CLB Mixture Data
Appendix 6E	–	Laplante Report
Appendix 6F	–	Outokumpu Report
Appendix 6G	–	Outokumpu Report
Appendix 7A	–	Process Design Criteria
Appendix 7B	–	Flowsheets
Appendix 7C	–	Equipment List
Appendix 8A	–	Engineering Discipline Design Criteria

Volume 4 - contains the following Appendices:

Appendix 8B	–	Engineering Drawings
Appendix 11A	–	Proposed EPCM Project Schedule
Appendix 12A	–	Regulatory Framework
Appendix 12B	–	Analysis of ARD Generation Potential and Management
Appendix 12C	–	PDVen-MINCA Proposed Socioeconomic Program
Appendix 12D	–	Environmental Monitoring and Reporting
Appendix 13A	–	Capital Cost Estimate
Appendix 13B	–	Crew Rates
Appendix 13C	–	Budget Quotations
Appendix 13D	–	Sustaining Capital
Appendix 14A	–	Total Cost Summary
Appendix 14B	–	Unit Costs of Major Consumable Supplies
Appendix 15A	–	Financial Model

1-4

Back to Contents

1.2.2	Terms of Reference

There have been significant changes to the Las Cristinas project since issuing the Feasibility Study. SNC-Lavalin was retained by Crystallex International Corporation to prepare a National Instrument (NI) 43-101 Technical Report to update the original Feasibility Study.

The key changes made to the Las Cristinas project since submission of the Feasibility Study are in the following areas:

•	Mineral resources and mineral reserves have increased, following two in-fill drill programs;

•	TMF design, following an extensive field investigation program and third party review;

•	Foundation and waste dump designs, following an extensive geotechnical field investigation program;

•	Investigation of a suspected low fault angle in the open pit was undertaken:

•	Water Management Plans following completion of hydrological field work.

•	Mining plans as a result of the changes in the mineral reserves. Also it was originally envisaged that a contractor would mine the saprolite and Crystallex would mine the hard rock; now it is planned that Crystallex will do all the mining with its own mining fleet based on practical experience at a similar operation.

•	Environmental factors, following completion of an Environmental Impact Assessment (EIA) and much consultation with the CVG, MARN and MEM.

•	Capital and Operating Cost Estimates, following significant progress on the award of purchase orders for equipment and the award of contracts for construction.

•	Changes to the project schedule, resulting from permitting activities.

In the opinion of SNC-Lavalin this report comprises a Technical Report in compliance with Canadian Securities Administrators National Instrument 43-101, under the responsibility of the following people for the areas of the work, as indicated:

•	Wayne Boyd P. Eng., Senior Project Director, SNC-Lavalin Engineers & Constructors-overall co-ordination of the 20,000 t/d Development Plan.

1-5

Back to Contents

	•	David Evans P. Eng., Project Engineer, SNC-Lavalin Engineers & Constructors-development of the ore processing plant.

	•	Derek Lee P.Eng.- supervision of architectural, civil, structural, electrical, mechanical, instrumentation and control discipline engineering;

	•	Bing W. Wang, Ph.D., P.Eng, Senior Geotechnical Specialist Geo-Environmental Engineering, SNC-Lavalin Engineers & Constructors- planning and supervision of field geotechnical investigation programs and design of Tailings Management Facilities.

	•	Steven Ristorcelli, P. Geo, Principal Geologist, Mine Development Associates--geology and mineral resource estimates.

	•	Scott Hardy, P.E., Senior Engineer, Mine Development Associates-mine planning and mineral reserve estimates.

	•	John R. Goode, P.Eng., Principal, J.R. Goode and Associates- metallurgy and supervision of metallurgical test programs in conjunction with SNC-Lavalin.

The individuals noted above are the “qualified persons” (QPs) responsible for the content of the following report.

Certificates of qualified persons can be found in Section 1.21.

1.3	Disclaimer and Data Verification

1.3.1	Disclaimer

To the extent permitted by law, SNC-Lavalin disclaims any liability to third parties in respect of the publication, reference, quoting, or distribution of this report or any of its contents to and reliance thereon by any third party.

The authors wish to make clear that they are qualified persons only in respect of areas in this report identified in their Certificates of Qualified Persons submitted with this report to the Canadian Securities Administrators. The authors have relied, and are unaware of any reason not to rely upon the following individuals who have contributed the legal, environmental, administration, taxation and financial information stated in this report, as noted below:

•	Mr. Robert Crombie, Vice President Corporate Development and Planning , Crystallex International Corporation- Financial Analyses

•	Mr. Daniel R. Ross, Executive Vice President and Corporate Counsel, Crystallex International Corporation-Property Description, Ownership History and Mining Operations Agreement

•	Mr. Stephen Lindley, Director, Environment, SNC-Lavalin Engineers & Constructors-Environmental Aspects (except socio-economic issues)

1-6

Back to Contents

•	Mr. Maurice Harapiak, Managing Director Buckland Harapiak Administration and Operations

•	Mr. Gonzalo Febres, Project Manager Proconsult S.A Venezuela- Socio-Economic Aspects

•	Mr Julio Rojo, Manager of Technical Services, Venezuela, Crystallex International Corporation-Provision of local labour and supplies costs as input to Operating Cost Estimates

1.3.2	Data Verification

This section is presented pursuant to Item 16 – Data Verification of Form 43-101 F1, and supplements section 1.7.2. The preparation of a Technical Report is an interdisciplinary exercise. As a general rule, a QP who is a professional engineer is unqualified to opine on the quality of the work of a QP who is a geoscientist, except to the extent of obvious errors on the face of the information which would be expected to be identified by a professional engineer QP; the converse is true as well. In this regard, the current CIM Definition Standards on Mineral Resources and Mineral Reserves (the “CIM Guideline”, adopted by CIM Counsel November 14, 2004) states as follows:

Documentation for a Mineral Resource and Mineral Reserve estimate that will be publicly disclosed must be compiled by, or under the supervision of, a Qualified Person(s), whether a geologist, mining engineer or member of another discipline. It is recommended that, where there is a clear division of responsibilities within a team, each Qualified Person should accept responsibility for his or her particular contribution. For example, one Qualified Person could accept responsibility for the collection of Mineral Resource data, another for Mineral reserve estimation process, another for mining study, and the project leader could accept responsibility for the overall document. It is important that the Qualified Person accepting overall responsibility for a Mineral Resource and/or Mineral Reserve estimate and supporting documentation, which has been prepared in whole or in part by others, is satisfied that the other contributors are Qualified Persons with respect to the work for which they are taking responsibility [Emphasis added].

Similarly, the PEO Guideline for Professional Engineers Providing Reports on Mineral Properties (the “PEO Guideline”) states as follows:

When a team prepares reports, it is recommended that each QP accept responsibility for his or her contribution, and the project leader accept responsibility for the overall document, once he or she is satisfied that the other contributors are QPs with respect to the work for which they are taking the responsibility [Emphasis added]. At least one of the QPs preparing the report must visit the property.

1-7

Back to Contents

In light of the foregoing, it is SNC-Lavalin’s opinion, and the opinion of the QPs employed by SNC-Lavalin that a QP (the “Relying QP”) may rely on the work product of another QP (the “Responsible QP”) where:

	ii)	the Relying QP is of the opinion (having taken reasonable steps to achieve the opinion) that the Responsible QP is in fact a QP, and

	iii)	once the Responsible QP has stated that all of the work product of the Responsible QP which is included in the Technical Report has been prepared by or under the supervision of the Responsible QP provided that the Relying QP has no reason to question the relevant information and opinions.

SNC-Lavalin is of the opinion (having taken reasonable steps to achieve the opinion) that each of the other contributors to this report, represented as a QP, is a QP with respect to the work for which such QP is taking responsibility.

Except as may be stated in this report, none of the QPs identified in section 1.2.2 of this executive summary has taken any steps to verify data identified as having been prepared by or under the supervision of another QP identified in this report. The reason for failure to verify such data is that another QP has stated that it was prepared by or under the supervision of that QP.

SNC-Lavalin’s involvement in those parts of the report primarily prepared by others was to edit for consistency of report formatting and to satisfy itself that the reported scope of work and reporting were appropriate on their face for a feasibility study (described throughout this report as “editing for content and consistency”). SNC-Lavalin has no reason to believe that any of the information or opinions provided by others is erroneous, but it has not taken any steps to independently confirm such information or opinions, except where specific steps taken to confirm such information are described in detail in this report.

1.4	Property Description and Location

The Las Cristinas Property consists of 4 contiguous concessions (LC 4-5-6-7) totaling 3,885.6 hectares. The property is located in Bolivar State, southeastern Venezuela, 6 km west of the village of Las Claritas and approximately 670 km southeast of Caracas. The location of the property is shown on Figure 1.4.1.

On September 17, 2002, Crystallex and the Compañia Venezolana de Guayana (CVG) signed a Mining Operation Agreement (MOA) for the development of Las Cristinas 4, 5, 6 and 7. The MOA provides Crystallex with the exclusive right to explore, design and construct facilities, exploit, process and sell gold from Las Cristinas. An official translated version of the MOA is included as an annex to the Crystallex Annual Information Form and is available at www.sedar.com

1-8

Back to Contents

The MOA has been entered into in accordance with applicable Venezuelan laws and under authority granted to the CVG by the Ministry of Energy and Mines. A report in late February, 2003 from the Commission of Energy and Mines of the National Assembly of Venezuela confirms the legal and administrative process by which the contract rights of Minca, a previous partner with the CVG, were terminated. The report also confirms the process by which the Republic of Venezuela acquired the related assets, and by which the government, through the CVG, entered into the Mining Operation Agreement with Crystallex.

1-9

Back to Contents

Puerto Ordaz
Bolivar
State
El Callao
360 Km
Las Cristinas
4 Contiguous Concessions
Cristinas 4, 5, 6, 7
3885.6 Ha
Rio Orinoco
Rio Caroni
Rio Yuruari
Rio Cuyuni
Rio Botanamo
Rio Supamo
Rio Yuruan
Rio Chicanan
Rio Carrao
Oceano Atlantico
Venezuela
Colombia
Guyana
Brazil
Caribbean Sea
Atlantic Ocean
Caracas
Ciudad Guayana
Las Cristinas
Grenada
Tobago
Trinidad
Trinidad and Tobago
Port of Spain
Golfo de Paria
Isla de Margarita
Isla La Tortuga
Isla Orchila
La Blanquilla
Los Roques
Puerto Cabello
Maiquetía
Puerto La Cruz
El Tigre
Maripa
Ciudad Piar
La Paragua
Guasipati
El Dorado
Peters Mine
Issano
Puerto Carreño
San Juan de Manapiare
Cucuí
Elorza
El Amparo
Orinoco R
Caura R
Caroni R
Paragua R
Ventuari R
Meta R
Arauca R
Apure R
Vichada R
Guaviare R
Inirida R
Guainia R
Negro R
Uraricoera R
Branco R
Boa Vista
Bonfim
Normandia
Vila Brasil
Novo Paraiso
Curiapo

Figure 1.4.1

Back to Contents

1.5	Accessibility, Climate, Local Resources, Infrastructure

	1.5.1	Accessibility

As shown on Figure 1.4.1, the project site is located in Bolivar State, which is the largest of the three states comprising the Guyana Region; the remaining states being the Amazonas and Delta Amacuro. The project site is located approximately 670 km directly southeast of Caracas, 30 km west of the border with the Cooperative Republic of Guyana and 250 km north of the border with the Federative Republic of Brazil; it is approximately 390 km southeast of the city of Ciudad Guyana, which is the major regional centre. Specifically, it is located 6 km west of the site known as Km 85 of Highway 10 in the sub-Amazon rainforest of the Imataca Forest Reserve.

Access to the property is via Troncal 10, the main paved highway linking Puerto Ordaz with the Brazilian border. An upgraded 19 km unpaved road connects Troncal 10 to the Las Cristinas camp. An air strip at Las Cristinas allows for the landing of small aircraft. Commercial airstrips are located at El Dorado and Luepa, 80 km north and south, respectively, relative to Las Cristinas. The concessions are located in flat terrain at elevations ranging from 130 m to 160 m above sea level. The climate is tropical and humid.

	1.5.2	Climate

Regional

The region is typically humid, with wet and dry seasons and a monthly temperature averaging over 18ºC. The seasonal climate variation results from fluctuations in the location of the Inter-Tropical Convergence Zone (ITCZ) throughout the year, between summer and winter solstices. The overriding atmospheric circulation in this location causes the winds to be from the northeast.

Local Climate

The monthly temperature average rises to a 26.3ºC peak in March and 25.7ºC in September. For February and July it reaches minimums of 24.3ºC and 24.5ºC respectively.

Precipitation falls as tropical showers that are mainly short-term events of a few hours duration or less. Data obtained from the Las Cristinas weather station between 1992 and 2000 and from December 2003 until present indicate that the project area experiences a dry season (lower than average monthly rainfall, 273mm) that extends from January to April, and a wet season (higher than average rainfall) that extends from May to September, with a transitional period between October and December. The area receives an annual average of 3,283 mm of rainfall. Monthly averages reach a maximum of 454.8 mm and 437.8 mm in June and July respectively, and a minimum of 76.6 and 120.1 mm in March and April respectively.

1-11

Back to Contents

The average regional evaporation is equivalent to 58% of average annual precipitation. This results in an estimate of average annual evaporation at the Las Cristinas site of 1,904 mm (=3,283 mm x 0.58).

The average annual relative humidity on site is 81% with maximums in June, July and August (84%) and minimums in April and October (78.2 and 75.6% respectively).

The average wind speed is consistent through the year and overall is determined to be 0.90 m/s. The wind category of 0.5 - 2.1 m/s is rarely exceeded.

The site is located in Seismic Zone 1 with a LOW Seismic Hazard in accordance with the recent Venezuelan Code.

1.5.3	Local Resources

During the 1960s, the Venezuelan Government adopted an import substitution strategy to stimulate the basic industrial sectors of Guyana: electricity, iron, steel and aluminium under the total or partial ownership and management of the Venezuelan Government. The Corporación Venezolana de Guayana (CVG) was created in 1960 to manage these investments and to plan the economic, urban, regional and social development of the region.

In the 1970s, expansion accelerated in the Guayana Region during which time steel and aluminium production capacity increased and iron ore exploitation was nationalized. Today, Guayana Region and Bolivar State continue to rank first place nationally for mining, as well as for steel and aluminium manufacturing, hydroelectricity, forestry and construction.

The delimitation of the Zone of Influence (ZOI) for the project was established taking into consideration aspects such as: proximity to the project area; mining tradition of the populated areas within the sector; the strategy for hiring contracting mining personnel; the potential and existing sources of services and goods as well as human resources; demands on the Company, by the communities within the area, regarding aspects such as: services, scholarships, alternate job sources, etc.; and; in general, the spatial extent of positive and negative impacts which the project will have on the current situation.

According to the National Population and Housing census, approximately 69% of the ZOI population is above the working age (15 years of age); around 42% of them were potentially economically active, from which only 80% were working. This results in a regional unemployment rate (number of unemployed/ economically active population) of approximately 20%, which is quite high if compared with the national unemployment rate of approximately 11.5% in November 2001. 64% of the working population were criollos and 36% were indigenous.

1-12

Back to Contents

At the time of the 2001 census the activity with the highest number of jobs in the ZOI was mining exploitation with 466 people (37% of working people), of which 69% were criollos and 31% indigenous peoples. The second most popular activity was commerce/ restaurants-hotels, employing approximately 26% of working people.

The 2001 Census reported that 23% of heads of families within the ZOI earned less than Bs$ 75,000 per month and that 71% earned less than Bs$ 150,000 per month.

1.5.4	Infrastructure

The following information shows the level of public services within the 1,308 households within the ZOI, as reported in the 2001 census and as compiled by Proconsult, C.A. :

Services

•	Potable water: 17% of the ZOI receive potable water from the public distribution system (piped service); 48% of the ZOI obtain water from a tank truck; and the remaining 35% of the ZOI obtain it from a water well, spring or any other source.

•	Wastewater disposal: There are no sanitary sewers in the area; 27% of dwellings of the ZOI (in 2001 census) disposed their wastewater through septic tanks; 51% of the ZOI through latrines or holes, and 22% of the ZOI do not have any disposal system in place.

•	Solid waste: 40% of dwellings discard their solid waste through public household collection or in public drop-off containers, and the remaining 60% dispose it in other ways, either directly in the dump or in the backyard of their own dwellings.

•	Electricity: According to the 2001 census, 82 % of the dwellings have access to electrical service.

Education

There are seven educational institutions in the ZOI: six primary schools and one primary combined with high school, plus one pre-school institute in San Isidro. In 2001 there were 1,634 registered students. The schools also do not have appropriate supplies. Lack of libraries, equipment, qualified teachers and absence of maintenance of existing facilities are considered the main problems with the educational system. In general all education levels suffer from deficiencies.

1-13

Back to Contents

Health

There are two health centres in the ZOI: One Type-I ambulatory centre located in Araimatepuy, which offers basic preventive health care; and one Type-II rural ambulatory centre in Las Claritas, which provides preventive medicine, emergency care, laboratory services, minor surgery, dentistry and a pharmacy. The quality of health is rated as deficient by local residents due to lack of facilities, insufficient drugs and surgical supplies and a shortage of physicians and paramedic personnel.

In 2003, the main morbidity factor in the area was related to diarrhoea, amoebiasis and parasites (48%), which is related to sanitary conditions of the region, including water shortages and lack of sewage systems. Urinary infections, sexually transmitted diseases, and malaria are common ailments requiring medical consultation. Malaria is considered by local residents to be a serious endemic disease problem.

Public Security Services

Public security includes a state sub-police station at Las Claritas and Detachment 86 of the National Guard in San Isidro. Both are characterized as short of staff and lacking transportation. The closest civil court is in Tumeremo, which is more than 100 km from the project area with the closest criminal court being located in Ciudad Guayana that is more than 500 km away.

1.5.5	Physiography

Las Cristinas lies at the latitude 6°N, longitude 61° 30’W, (see Figure 1.4.1) in the physiographic region known as the Guyana Shield, a natural peneplain region characterized by a topography which is crossed by rivers and, under normal conditions, is subject to flooding. The most prominent topography is that of peneplains and valleys both of which show a high degree of weathering and denudation.

The site is contained within the sub-equatorial tropical zone. Although small-scale mining has previously disturbed much of the site, the area can generally be characterized as tropical jungle with distinct rainy and dry seasons. Although the surficial laterite soils, which are typical of tropical habitats, are not very productive, containing very low percentages of organic material and nutrients, vegetation grows very quickly and biological diversity of the area is high.

The geomorphological features of the Las Cristinas area are influenced by topography, slope, vegetation, soil, hydrography and climate, combined with anthropogenic physiographic disturbances resulting from years of small scale gold mining activity. Climatology, hydrology and vegetation are considered the most important factors that control and regulate morphodynamic processes, especially erosion, weathering, sedimentation and flooding. Disturbed areas are particularly susceptible to erosion primarily due to the exposure of the upper layers of the soil resulting from the removal of surface vegetation.

1-14

Back to Contents

The most comprehensive report on anthropogenic disturbances of the areas was provided in a study spanning the 1992-1994 period. Since this study was conducted, small-scale mining activity has increased significantly, although the extent of the additional area affected is not expected to have increased significantly as most of the activities are focused in the areas of the main deposits of Mesones and Conductora pits.

1.6	History

This Section 1.6 was written by Crystallex; it has been edited by SNC-Lavalin for content and consistency with the format of the report.

1.6.1	General History

General Fernandez Amparan first discovered gold in the Las Cristinas region in 1920. Gold mining at the site was initiated in the 1930’s and continued sporadically on a minor scale until the early 1980’s when a gold rush occurred. Some 5,000 to 7,000 small miners worked alluvial and saprolite-hosted gold deposits using hydraulic mining techniques. Many square kilometers of jungle have been stripped of soil and saprolite. This material was processed in sluices and small hammer mills. The amount of gold recovered is unknown and much of the area of the concessions is now covered with tailings. The name km 88 for the district came from the area being located near kilometer 88 marker of the road linking Eldorado with the Brazilian border.

After extensive exploration and development, Placer Dome Inc. (PDI) announced commencement of construction of the Las Cristinas mine on August 2, 1997. The inauguration took place at the site with officials of PDI, CVG, and representatives of the Venezuelan government present. On January 20, 1998, PDI announced that its operating company in Venezuela, Minera Las Cristinas C.A. had decided to suspend construction. Construction resumed in May 1999, but was again suspended on July 15, 1999 due to uncertainty with respect to gold prices and title. Up until that time, PDI had reportedly spent US$118 million on the project.

1.6.2	Mining Operation Agreement (MOA)

Introduction

Section 1.6.2 was written by Crystallex International Corporation; it has been edited by SNC-Lavalin for content and consistency with the format of the report.

Under the Venezuelan constitution, all hydrocarbon and mineral resources belong to the Republic. The Mining Law of 1999 (“VML”) regulates the exploration and exploitation of mineral resources (other than some industrial minerals not found on government lands).

1-15

Back to Contents

The Ministry of Basic Industries and Mining (“MIBM”) (formerly, the Ministry of Energy and Mines) is responsible for administering the VML.

The VML permits the exploration and exploitation of mineral resources in several ways, including concessionary exploration and exploitation by private companies pursuant to mineral concessions granted by the MIBM and direct exploration and exploitation by the Government of Venezuela.

Direct Exploitation

The Government of Venezuela may reserve for itself through a decree the right to directly explore and exploit specific areas or some or all of the minerals within specific areas. Direct exploration and exploitation may be carried out either by the Government itself through the MIBM or by a public entity such as the CVG. The effect of such a reservation is to prohibit the grant of mineral concessions to private parties.

Operation Agreements

If the Government of Venezuela has reserved direct exploration and exploitation of minerals for itself, the MIBM or the public entity may enter into operation agreements with third parties with respect to the exploration and exploitation of the reserved minerals.

The Mine Operation Agreement

Crystallex’s interests in the Las Cristinas deposits are derived from:

• a Presidential decree pursuant to which the Government of Venezuela reserved for itself through the Ministry of Energy and Mines the direct exploration and exploitation of the gold mineral located in the Las Cristinas deposits and granted to the Ministry of Energy and Mines the right to contract with the CVG the activities required to carry out such exploration and exploitation.

• an agreement between the Ministry of Energy and Mines and the CVG pursuant to which the Ministry of Energy and Mines granted to the CVG the right to explore and exploit the gold mineral located in the Las Cristinas deposits and to enter into operations agreements with third parties for such purposes; and

• a mine operation agreement between the CVG and Crystallex dated September 17, 2002 (the “Mine Operation Agreement”)

An official translated version of the MOA is available with Crystallex’s Annual Information Form at www.sedar.com

1-16

Back to Contents

1.7	Geology

This Section 1.7 was written by Mine Development Associates (MDA); it has been edited by SNC-Lavalin for content and consistency with the format of the report. For reference in this section, at a modeled gold price of $350 and $400/oz, only two of these, the Conductora – Cuatro Muertos and Mesones-Sofia deposits, are materially economically viable.

	1.7.1	Geological Setting

The Las Cristinas property is located in a part of the Archean to early Proterozoic granite-greenstone terrain of the Guayana Shield. Supracrustal sequences on the property are predominantly intermediate metavolcanic and pyroclastic rocks that constitute part of the greenstone sequence of the Pastora Supergroup. Several phases of intrusive rocks are recorded in the vicinity of Las Cristinas and some of these postdate the mineralization.

There are two main deposits at Las Cristinas: Conductora - Cuatro Muertos and Mesones-Sofia. Mineralization occurs in a >3-km long, north-trending zone that dips moderately to the west, sub-parallel to the volcanic stratigraphy and to a pervasive cleavage. Mesones-Sofia is separated from the Conductora – Cuatro Muertos area by a NE-striking fault zone. Gold mineralization is associated with a pyrite-chalcopyrite sulphide assemblage. In the Mesones-Sofia area, mineralization is centred on quartz-tourmaline breccia pipes with topaz and pervasive biotite-muscovite – K-feldspar alteration. In the Conductora – Cuatro Muertos area, pyrite-chalcopyrite occurs with an alteration assemblage of biotite-tourmaline that is cross-cut by a calcite-epidote-chlorite assemblage.

	1.7.2	Deposit Types

Precious metal mineralization within the Las Cristinas concessions occurs in a variety of geologic and structural environments characterized by different styles of mineralization. The Las Cristinas deposits can be broken down into several discrete deposits based on location and style of mineralization. These include:

•	Shear hosted gold-copper deposits in intermediate pyroclastic sequences (Conductora - Cuatro Muertos deposit and Potaso occurrence);
•	Shear and intrusive hosted gold-copper deposits in felsic volcanic rocks and coeval intrusions and breccias (Mesones-Sofia deposit);
•	Foliation-parallel gold-copper deposits characterized by massive sulfide lenses (Cordova occurrence); and
•	Discrete mesothermal gold veins in volcanic rocks.

1-17

Back to Contents

As a whole, the features of mineral deposits found at Las Cristinas are unlike those of the majority of gold deposits found elsewhere in Venezuela and can be broadly characterized as having affinities to both shear-hosted and porphyry-related gold deposits.

1.7.3	Mineralization

Gold and copper mineralization at Conductora – Cuatro Muertos is associated with pyrite-chalcopyrite disseminations, veinlets (2-5% sulphides) and massive sulphide replacement blebs oriented sub-parallel to the foliation and bedding. On a microscopic scale, gold can be found as free grains in quartz and as blebs and fracture fillings in pyrite and/or chalcopyrite. Silicate-carbonate-sulfide veins tend to parallel foliation.

Geologic cross sections throughout the length of the deposit show that the mineralization is found within alternating bands, up to tens of meters thick, of higher and lower gold grades. Geologic mapping of trenches in the Conductora area shows that well-defined sub-parallel zones of higher-grade mineralization alternate with lower-grade zones in the oxide saprolite. PDI states: “These “higher-grade” zones range from a few meters to tens of meters in thickness and can be up to 50m in strike length in a north-south direction. The occurrence of abundant disseminated limonite appears to differentiate higher-grade mineralized zones from the lower-grade ones. Geological boundaries can be drawn based on the presence of disseminated limonite for the Conductora area (Placer, 1998 feasibility study). Down-dip continuity has proved to be excellent in deep drilling. The overall true thickness of the gold mineralization envelope throughout the Conductora - Cuatro Muertos reaches a maximum width of 500m. Individual higher-grade gold zones (>1g/t) reach up to 100m thick. Figures 1.7.1 and 1.7.2 demonstrate the distribution of gold mineral zones on cross section.

Sulphides associated with mineralization that are concentrated in the tourmaline breccia pipes at Mesones-Sofia, occur as disseminations, clots, blebs, and veinlets of pyrite-chalcopyrite. The percentage of pyrite and chalcopyrite in mineralized zones is higher than at Conductora, ranging up to 30%. Chalcopyrite and pyrite have a strong spatial association with tourmaline, but clearly postdate the tourmaline event. Both pyrite and chalcopyrite occur as rims or halos to tourmaline or as veinlets cutting tourmaline crystals.

Extensive weathering has led to the development of saprolite to depths of locally over 90m at Las Cristinas. The upper part of the saprolite is oxidized. Copper has been largely leached from the oxidized saprolite and deposited in the underlying sulfide-stable saprolite. In contrast, gold grade and distribution shows little variation between saprolite and bedrock.

1-18

Back to Contents

Seven material/rock types were defined in the Las Cristinas resource model, listed from the deepest to the surface: carbonate-stable bedrock (CSB), carbonate-leached bedrock (CLB), saprock (a thin veneer of partially saprolitized rock lying on top of the bedrock, sulfide saprolite (SAPS), mixed sulfide and oxide saprolite (SAPM), oxide saprolite (SAPO), and overburden (OVB). Gold was modeled in three mineral domains (“unmineralized”, low-grade and higher-grade) across all material types except overburden. Copper was modeled in four separate geologic domains: a) both bedrock types and saprock); b) saprolite sulfide and mixed saprolite zones; c) oxide saprolite; and d) overburden. For Mesones-Sofia, the bedrock copper was modeled in three copper domains. Silver was modeled without domains across all material types except for overburden, which was estimated separately.

The distribution of gold in the saprolite is essentially the same as in the bedrock. In contrast, the distribution of copper in the saprolite has been substantially affected by the intense tropical weathering, which has resulted in the leaching of copper from the oxide saprolite and its deposition in sulfide-stable saprolite.

1-19

Back to Contents

Back to Contents

Back to Contents

1.7.4	Exploration

Prior exploration by PDI included the following:

•	Line cutting. Parallel lines were cut through the vegetation at 100m and 200m intervals, and were sampled at a 50m spacing;
•	Mapping. Geologic mapping was done at scales of 1:5,000 and 1:500;
•	Rock sampling. Over 1,200 samples collected;
•	Soil sampling: About 3,700 samples were taken from the upper part of the saprolite on a grid of 50m by 100m or 50m by 200m. Analysis was by fire assay for gold plus 17 other elements by ICP. In addition about 1,100 samples were collected and assayed from 95 shallow auger holes;
•	Geophysics. Ground magnetometer, induced polarization (IP), radiometry, airborne magnetic survey, and transient electromagnetic geophysical surveys were done. Magnetic and electromagnetic methods have proven the most effective in defining the altered zone associated with the principal areas of mineralization;
•	Tailings evaluation. An evaluation of the tailings as a resource was completed in 1993 and;
•	Drilling. Completion of 1,174 bore holes for a total of 158,738m of drilling.

As noted, exploration data at Las Cristinas includes surface geochemical samples, trench samples and drill samples. As MDA’s work did not utilize any surface geochemical samples, and only used the trench samples to support zone definition in modeling, discussions in this report will concentrate on the drilling.

1.7.5	Trenching

In 1994, a close-spaced surface trenching and mapping program was conducted to augment data collected in the close-spaced drill program and to provide detailed geological information. Four areas were selected for the studies in the Conductora area. All areas were stripped with a bulldozer to expose in situ material. The areas were then washed with a hydraulic pump to highlight relic geologic features in the saprolite and were subsequently mapped at a scale of 1:100. Three of the four areas trenched measured 25m wide (perpendicular to foliation) by 40m long (parallel to foliation). Continuous trench samples were collected at 1.5m spacing across the width of the areas with a line spacing of 1.5m. The fourth grid area measured 25m by 25m. Surface samples on this grid were also taken over 1.5m intervals with 1.5m line spacing. In addition, six east-west trenches were dug to a depth of 3m and sampled with continuous 1.5m channels, both horizontally (along the trench face) and vertically (down the trench face). Additional 1.5m square blocks were sampled in 0.5m square panels.

The 1995 test area straddles the eastern edge of the planned location of the Conductora pit. A series of trenches, spaced at 10m intervals, were oriented in an east-west direction, except for one trench that was cut north-south. A bulldozer was used to prepare and access the sites and a backhoe was used to dig the one-meter wide trenches. Water was pumped from the flooded Conductora pit to allow access into much of the test area.

1-22

Back to Contents

The trenches excavated in 1994 and 1995 have depths ranging from one metre to four metres, depending upon the local amount of overburden and tailings. Every trench exposed a minimum of one metre of fresh oxide saprolite. These trench data were plotted on cross section and used to support and define mineral zone boundaries but the data were not used for modeling. Trenching was done in both the Conductora and Cuatro Muertos target areas that measured 200m by 400m and 200m by 100m respectively. 1,862m was excavated in 108 trenches in 1995 and a total of 1,840 one-metre samples were taken from these trenches.

1.7.6	Drilling

Nature Of The Drill Campaigns

Prior drilling consisted of 158,738m of core in 1,174 holes in Las Cristinas between 1994 and 1997 (Fig. 1.7.3). Once early exploration drilling had determined the approximate location and strike direction of mineralization, most later drilling was undertaken on section lines orientated perpendicular to that trend.

In 2003, Crystallex undertook a drill campaign of 2,199m in 12 holes, 6 of which were located in the Mesones-Sofia area and 6 in the Cuatro Muertos - Conductora zone. The objective of this drill campaign was to twin selected bore holes drilled prior to 2003 in order to independently validate bore hole and assay data previously delivered to CVG, who delivered it to Crystallex. The nature of the data received is summarized in Table 1.7.1. The database has detailed geologic descriptions, geologic codes, check assay data, specific gravity data, core recovery and rock quality designation (RQD) data, and some trace element geochemical data.

Crystallex completed an 18-hole, 7,102m drill program in 2004 and a further 5,524 in 14 bore holes in 2005. Drilling in these two programs was focussed in the western and southern parts of the modeled Conductora – Cuatro Muetros pit shell. The objective of these programs was to infill drill poorly drilled areas to upgrade resource classification and ultimately increase the reserve.

The average drill spacing over the entire area modeled at Conductora – Cuatro Muertos is roughly 70m (Fig. 1.7.3). However, bore hole spacing in densely drilled parts of the deposit is about 50m and decreases further to 25m to 30m in the core of the well-mineralized area.

The entire modeled area at Mesones-Sofia (Figure 1.7.3) has an average drill spacing of 55m. In the core area of mineralization, the drill spacing decreases to about 30m.

1-23

Back to Contents

Location And Survey Of Collar Positions

According to historic documentation of procedures, drill hole locations were established using a prismatic or Brunton compass and adjusted into position with a Brunton compass. After completion, each hole was fitted with a collar pipe and a cement collar block was inscribed with the drill hole number. Final drill hole collar locations were then surveyed in UTM coordinates by Surco, C.A., an independent professional surveyor, and translated into local grid coordinates and entered into a GEOLOG database.

Downhole survey readings, generally taken about every 50m, were completed using a Sperry Sun single shot survey camera or a Pajari compass. Shallow holes (typically 30m - 50m deep) were surveyed by acid tests (dip deflections only). A total of 907 of the 1174 holes (77%) have at least one downhole survey.

Topographic data were modeled from an aerial survey conducted by Eagle Mapping Services Ltd. in 1995.

Holes in the twin-hole drill program undertaken by Crystallex in 2003 were placed with the aid of a survey crew that located the collar position of the existing hole that was to be twinned. The collar position of the Crystallex hole was fixed within a 2m-5m radius of the collar of the existing hole. The selection of the actual collar position was influenced by ponds and unconsolidated tailings generated by informal mining operations.

Collar positions of the first four holes in Crystallex’s 2004 drill campaign were located with compass and tape from the nearest identifiable bore hole collar positions. The remaining 14 holes in this program were located directly by survey crews. Those in the 2005 program were all located with compass and tape from known collar positions. All of the collar positions of the bore holes drilled in Crystallex’s 2003, 2004 and 2005 programs were subsequently surveyed by an independent contractor, Construcciones 2E-B C.A. Down-hole surveys were done at 100m intervals and this data, with that of the collar position, was incorporated into MDA’s Medsystem database.

Majortec, of Moncton, New Brunswick, undertook the majority of the historic drilling at Las Cristinas and was also contracted by Crystallex to carry out its 2003, 2004 and 2005 drill programs.

1-24

Back to Contents

Cordova Area
Mesones/Sofia Area
Conductora Area
Cuatro Muertas Area
Conductora Area
Legend

Back to Contents

Table 1.7.1 Drill Database Description

Data	Data

Number of trenches	108
Metres of trenching	1,862
Number of drill holes	1,174
Metres of drilling	158,738
Gold assays	162,806
Copper assays	145,547
Copper CN Soluble assays	40,655
Silver assays	145,221

1.7.7	Sampling Method and Approach

Pre-2003

Prior to Crystallex’s involvement at Las Cristinas, standard procedure was to collar with PQ core (8.5cm diameter) through the saprolite and reduce to HQ core (6.35cm diameter) in the underlying bedrock. HQ core, with which the majority of the hard-rock intersections were made, yields a ½ core sample volume of approximately 1583cm3 for one metre of core. Samples were prepared under supervision on site at Las Cristinas. Entire drill holes were generally sampled on one-meter intervals or less, as dictated by geology. Technicians assigned sample numbers, photographed the core, either split or sawed the core in half, and sent one-half to the on-site sample preparation laboratory for processing. Sample preparation and analytical procedures are well described in PDI’s reports.

2003 Program

The bore holes drilled by Crystallex in 2003, which were designed to twin prior holes, differed in core diameter from the prior drilling. Crystallex’s drilling was collared with HQ core (6.35cm diameter) and this was reduced to NQ core (4.76cm diameter) in the hard rock beneath the saprolite. NQ core, with which most of the hard-rock intersections were made in Crystallex’s drilling, yields a ½ core sample volume of approximately 890cm3 per metre of core, which is 56% of the volume of samples derived from ½ HQ core from prior drilling. Crystallex’s sampling protocol was 2m continuous sample intervals in contrast to the prior protocol that called for continuous 1m sample intervals through the principal mineralized zones.

Core loss and RQD data were measured by Crystallex technicians on site at Las Cristinas under the supervision of the MDA and Crystallex geologists. The core was subsequently marked in continuous 2m sample lengths by these geologists. Saprolite core was split with a spatula and rock was cut with a diamond saw by technicians on site. The samples of ½ core were bagged, numbered and stored in a “safe room” prior to transport to the laboratory.

1-26

Back to Contents

Samples were transferred from the Las Cristinas camp to the commercial preparation laboratory owned and operated by Triad in Tumeremo, Bolivar State, Venezuela in a vehicle that belonged to Crystallex and was, for the first half of the program, driven by the MDA representative. Reception at Triad’s preparation facility was by the lab manager or his assistant during normal business hours.

2004 Infill Drilling Program

Core drilling in the 2004 program followed the same procedure as was used in the 2003 program with HQ core diameter in saprolite reduced to NQ core diameter in hard rock. Digital photos were taken of sequential sets of 3 core boxes on delivery of the core at the exploration camp. Core loss and RQD data acquisition by Crystallex’s geological technicians for the 2004 program followed the same procedures as described above for 2003. Crystallex geologists then marked the core for continuous sampling of 1m and 2m intervals. The 2m sample intervals were used for the saprolite and the hanging wall of the main mineralized zone in 12 of the 18 holes. Continuous samples from core from the lower parts of these 12 holes and all core from the other 6 holes drilled in this program were sampled in continuous 1-m intervals. The core was cut as described for the 2003 program and ½ core was logged by the Crystallex geologist on site.

Samples were bagged in suitable plastic bags and sequentially numbered. Blanks (1/2 core samples of barren mafic dykes) were inserted every 50 samples. The blanks were bagged and numbered in sequence with the drill samples and could not be identified without careful study of the rock. Pulps of standards were inserted into the sample sequence at intervals of every 30 samples. These samples are conspicuously different from the core samples. Sequential groups of 7 to 10 samples were placed in large nylon bags and transported to SGS or Triad’s preparation facilities in Tumeremo in batches of 100-300 by a driver employed by Crystallex.

2005 Infill Drilling Program

Core drilling in the 2005 program followed the same procedure as was used in the 2003 and 2004 programs. Eleven of the 14 bore holes were HQ core in saprolite with a reduction to NQ core in hard rock. Three bore holes were collared with PQ diameter, although the core recovered was HQ diameter. The PQ diameter hole was reduced to HQ diameter at the base of the saprolite.

Digital photos were taken of sequential sets of 3 core boxes on delivery of the core at the exploration camp. Core loss and RQD data acquisition by Crystallex’s geological technicians for the 2005 program followed the same procedures as described above for 2003 and 2004 programs. Crystallex geologists then marked the core for continuous sampling of 1m intervals. Intervals of poor core recovery were intersected in the upper parts of the saprolite in some of the bore holes. In these zones, a 1m core sample corresponds with a greater drilled length: in these cases the assay value obtained from the partial recovery is applied to the drilled sample length which is greater than 1m. The core was split or cut as described for the 2003 program and ½ core was logged by the Crystallex geologist on site. A digital photo library of core that contains clear examples of vein types, lithology and texture was developed to facilitate consistency in logging of the core.

1-27

Back to Contents

Samples were bagged and sequentially numbered as described for the 2004 program. Blanks (1/2 core samples of barren mafic dykes) were inserted every 50 samples. The blanks were bagged and numbered in sequence with the drill samples and could not be identified without careful study of the rock. Pulps of standards were inserted into the sample sequence at intervals of every 20 samples. These samples are conspicuously different from the core samples. Sequential groups of 7 to 10 samples were placed in large nylon bags and transported to SGS’s preparation facilities in Tumeremo in batches of 100-300 by a driver employed by Crystallex.

1.7.8	Sample Preparation, Analyses and Security

Pre-2003

Though sample preparation and analytical procedures are well described in PDI’s reports, it is not clear what special security procedures were in place at that time. Triad Labs of Tumeremo, Venezuela and Bondar Clegg, of Vancouver, Canada assayed all samples taken at Las Cristinas in 1992. Beginning in January 1993, PDI Research Centre in Vancouver, Canada, assayed all core samples while Monitor Geochemical Laboratory de Venezuela, C. A. (Monitor) analyzed trench samples.

All samples were fire assayed for gold and “geochemically” analyzed for silver, molybdenum, copper and cyanide-soluble copper. Table 1.7.2 shows the assay techniques used on Las Cristinas samples by the Placer Research Centre. Note that the term “geochem” was not explained.

Table 1.7.2 Summary of Las Cristinas Assaying Procedures

Laboratory	Element	Method

Placer Research Center	Au	Fire Assay, AA finish[1], 25 g sample
Placer Research Center/Bondar Clegg/Triad	Ag	Geochem, AA finish[2]
Placer Research Center/Bondar Clegg/Triad	Cu	Geochem, AA finish[3]
MINEN	CNSCu[4]	Cyanide Leach
Placer Research Center/Bondar Clegg/Triad	Mo	Geochem, AA finish[5]

1 Au > 3 g/t were re-analyzed with a gravimetric finish; [2] Ag > 10 g/t were re-analyzed using assay procedures
3 Cu> 4,000 ppm were re-analyzed using assay procedures; [4] CNSCu is cyanide soluble copper
5 Mo >1,000 ppm were re-analyzed using assay procedures

1-28

Back to Contents

In addition to the above elements, core samples collected early in the program were analyzed for mercury, antimony, arsenic, zinc and lead. Multi-element analysis was also performed on 3,700 surface samples. Additional multi-element analyses were completed on five-meter downhole composites from ten holes drilled on cross-section 9,600N in the Conductora deposit.

2003

MDA’s representative, Mr Maynard, was on site for the first 3 weeks of the 6-week drilling program. To the extent possible, MDA had chain of custody of the samples, though some inadvertent breaches did occur. The protocol of picking up core from the drill rig in the morning and at night deviated with the availability of Crystallex vehicles for the two- to three-kilometer trip. There were two periods during weekends when core pickup occurred only on two to three day intervals. A potentially important point is that local small miners were conducting their placer mining operations in the immediate vicinity of the drill rig 24 hours a day. Mr. Maynard never saw any interest in the drill core on the part of the small miners, but he was not on the drill site 24 hours a day seven days a week. The protocol of leaving core spread out in the logging shed within the exploration camp for as little time as possible prior to cutting and bagging, was stretched repeatedly with core laid out for two to three days at a time prior to cutting and bagging. The exploration camp at Las Cristinas is enclosed by a 3-m high diamond mesh security fence and access to the camp is strictly controlled by security personnel.

These minor infrequent exceptions to the security were inadvertent and accidental, minimizing the probability of compromising the samples. There was never any indication of intent to compromise the samples and MDA does not believe that during any of these times was there any interference with the samples.

Bagged and labelled samples were transferred to a safe room at the exploration camp at Las Cristinas where they were stored prior to transport to the preparation facility at Tumeremo. People other than the MDA representative were in the room only on a “by invitation” or “by request” basis. There were minor infrequent exceptions to this security, but the inadvertent and accidental nature of these exceptions eliminated the probability of compromising the samples. The protocol of the MDA representative having the only set of keys to the safe room was compromised when the door to the safe room was found open one the morning, and a floor mop was leaning against the wall. It is suspected that the cleaner was doing her job of cleaning office floors. The door’s lock was immediately changed and the MDA representative retained the new set of keys. Overall, the MDA representative is confident that there was no breach of sample integrity, but due to certain uncontrolled, albeit minor, and probably inadvertent infringements, cannot state that the samples were entirely in MDA’s control. It is believed that any suspect actions are strictly the result of accident and disinterest.

1-29

Back to Contents

Samples from the 2003 drill campaign were prepared by Triad at its laboratory in Tumeremo and analyzed by Chemex in Vancouver. Sample preparation procedures were as follows:

•	Dry samples in a low temperature oven;
•	Jaw crush the sample in its entirety to -2mm;
•	Run material through a multi-roll crusher and crush to -1mm;
•	Split out 250g and pulverize by ring and puck to -150 mesh and;
•	Package the 250g pulp and ship to Chemex, Vancouver for analysis.

Dr. Riccio (then Vice President Exploration, Crystallex) and Mr. Maynard (MDA’s site representative) found that Triad’s preparation lab was clean and appeared to be in good working order. However, Triad did not present data that demonstrated the effectiveness of laboratory QA/QC procedures at that time. Crystallex/MDA’s assessment of quality control is described later in this report.

Chemex procedures began with logging in the pulps. Their standard operating procedures include randomly checking for adequacy of pulverizing. Chemex required that the pulp was to meet 80% passing 200 mesh with a 66% pass ratio. In a few batches, additional pulverizing was necessary.

All samples were analyzed for gold and copper and samples from the saprolite and underlying carbonate-leached bedrock (BRK) were analysed for cyanide soluble copper (CNSCu). Analyses for gold were by fire assay with an atomic absorption (AA) finish on one assay ton charges (30-g aliquots). Any sample yielding grades over 10g/t Au was fire assayed with a gravimetric finish.

For copper analyses, aqua regia was added to 0.5g of pulp to achieve a total volume of 12.5ml per sample. This solution was analyzed for copper by AA. Samples with assays greater than 1% Cu were re-assayed with 0.4g of sample in 100ml of aqua regia and analyzed by AA.

Samples for cyanide soluble copper were prepared with 30ml of 0.5% cyanide solution (30ml) added to 0.5g to 1.0g of pulp. The sample was shaken until homogenized and the pH of the solution was then checked. Changes in the pH were corrected with the addition of calcium oxide to increase the pH to between 9 and 13. The bottle was then rolled for 2 hours. The leach solution was centrifuged until clear and the pH of the solution was checked again; if the pH was below 9, the leach was repeated with calcium added to the sample. The solution was then analyzed by AA spectrometry.

1-30

Back to Contents

2004

Core boxes were collected from the drill platform by the exploration geologists in the early morning and late afternoon each day. From there, the core was transported to the exploration camp by Crystallex’s exploration geologists or geological technicians.

Sampling of split core was done at the exploration camp by Crystallex’s geological technicians and geologists under the supervision of Dr Luca Riccio. Samples from 15 of the bore holes were delivered to SGS’s preparation facility in Tumeremo by Crystallex personnel. Samples from 3 bore holes (1145, 1146 and 1147) were delivered to Triad’s preparation facility in Tumeremo for assay by Triad in Venezuela.

Sample preparation followed the same procedure as was used in the 2003 program described above. All samples were analysed for gold by fire assay of a 30g aliquot with an AA finish as described for the 2003 program. Samples with grades 10g/t Au were fire assayed with a gravimetric finish. All samples were analysed for copper by ICP and samples from the sulphide saprolite and mixed sulphide-oxide saprolite from 14 of the 18 bore holes were analyzed for cyanide soluble copper (CNSCu) using the procedure described for the 2003 program.

2005

Core boxes were collected from the drill platform by Crystallex’s exploration geologists in the early morning and late afternoon each day. From there, the core was transported to the exploration camp by the exploration geologists or geological technicians.

Sampling of split core was done at the exploration camp by Crystallex’s geological technicians and geologists under the supervision of Dr. Richard Spencer (VP Exploration, Crystallex) and Eng. Freddy Quijano (Chief Geologist, Las Cristinas Project). Samples from the 14 bore holes were delivered to SGS’s preparation facility in Tumeremo by Crystallex personnel.

Sample preparation followed the same procedure as was used in the 2003 and 2004 programs described above. All samples were analysed for gold by fire assay of a 30g aliquot with an AA finish. Samples with grades 10g/t Au were fire assayed with a gravimetric finish. All samples were analysed for copper by ICP, and samples from 13 of the 14 holes were analysed for a suite of 34 elements by ICP after aqua regia digestion. Samples from the sulphide saprolite and mixed sulphide-oxide saprolite have been submitted for cyanide soluble copper (CNSCu) by the procedure described for the 2003 program.

1-31

Back to Contents

1.7.9	Data Verification

Under the terms of the September 2002 agreement between Crystallex and the CVG, Crystallex obtained an electronic database from CVG, which included drill, topographic, geologic, and engineering data. At that time, data from 1,174 drill holes and 108 trenches were included in the Las Cristinas database (Table 1.7.1).

MDA visited the Las Cristinas site in October 2002 and found drill pads, drill collars, drill core and samples, core photographs, and other supporting data demonstrating that exploration was done in a fashion described in the documentation of PDI’s work. Based on the previous operator’s descriptions, exploration and sampling procedures conform to, or exceed, industry standards. Nevertheless, Crystallex drilled 2,198m in twelve diamond drill holes, for a total of 1,087 core samples, to verify the presence and tenor of mineralization. In addition, 275 quality assurance / quality control (QA/QC) samples were analyzed. The Crystallex drill results and check samples corroborate the general tenor of gold mineralization reported by the previous operator. For additional confirmation, Crystallex re-assayed 262 pre-existing pulps, 200 pre-existing coarse rejects and 342 pre-existing quarter core samples. Though mean grades are similar for both datasets, there is a large variance in grade between individual pairs of Placer’s core assays and Crystallex’s core check samples. The variance is lower in the pulp and coarse reject checks.

1.7.10	Adjacent Properties

The value of Las Cristinas is not dependent on any adjacent properties and is a stand-alone property based on its own merits. However, surrounding Las Cristinas are some significant properties, the most significant being Brisas (Brisas del Cuyuni), located immediately to the south of Las Cristinas and controlled by Gold Reserve Inc. (GRI) of Spokane, Washington.

GRI has published on its website (www.goldreserveinc.com) the Executive Summary of its January, 2005 feasibility study, prepared by Aker Kvaerner Metals Inc. The following paragraphs describing the Las Brisas property are taken from that document.

The Brisas del Cuyuni concession lies within a portion of the lower Caballape Formation volcanic and volcanic-related sedimentary rocks. The units are andesitic to rhyolitic tuffaceous volcanic beds, related sedimentary beds and a tonalitic intrusive body. All rocks have been tilted and subjected to lower greenschist facies metamorphism. It is thought, based on information from nearby properties that Brisas occupies one limb of a large regional fold. Limited direction-indicating structures show the strata to be top-up. In the main mineralized trend, moderate to strong foliation is oriented N 10[o] E and dipping 30[0] to 55[0] NW. This foliation appears to be parallel to the original bedding, and tends to be the strongest in the finer-grained rocks.

1-32

Back to Contents

The feasibility study operating plan assumes a large open pit containing proven and probable reserves of approximately 9.2 million ounces of gold and 1.2 billion pounds of copper in 414 million tonnes of ore grading 0.69 g Au/tonne and 0.13 % copper, at a revenue cut-off grade of $2.76 per tonne using a gold price of $350 per ounce and a copper price of $0.90 per pound.

It is planned to construct a mine and process plant with a life of 16 years with a stripping ratio of 1.81:1 and a mill throughput of 70,000 tonnes per day of hard rock ore plus 6,000 tonnes per day of each of saprolite sulphide and saprolite oxide ore.

1.8	Mineral Processing and Metallurgical Testing

This Section 1.8 was written by J.R.Goode and Associates in conjunction with SNC-Lavalin; it has also been edited by SNC-Lavalin for content and consistency with the format of the report.

Several samples of saprolite oxide (SAPO), saprolite sulphide (SAPS), carbonate leached bedrock (CLB) and carbonate stable bedrock (CSB) ore from the Conductora pit were examined in bench tests and pilot plant operations by SGS Lakefield Research (Lakefield) during the months of April through December 2003. Samples of waste from the Conductora pit and four samples of Mesones ore were also studied. Sub-samples of Conductora ore were sent to McGill University for gravity recovery test work. Outokumpu conducted pilot plant settling tests on several samples. The various test programs were designed to confirm relevant data generated by Placer, determine the gold recovery and reagent requirements for the proposed gravity-leach flowsheet, and generate plant design data.

Grinding data are generally in accordance with data generated by Placer Dome. Pilot scale gravity concentration tests at Lakefield on Conductora ore show about 30% gold recovery from both a SAPO-CSB blend and a SAPO-SAPS-CLB-CSB blend at mass concentration ratios of about 4000:1. Preliminary data for Mesones shows an even better response. Intensive cyanidation of the concentrates from Conductora gave >99% leach recovery. Tests at McGill to determine the gravity recoverable gold (GRG) content of Conductora SAPO and CSB samples showed 39% and 46% GRG, respectively which would translate into practical recoveries of about 25%.

Thirty-six hour bottle roll leach tests on Conductora gravity tailings confirm that SAPO leaches very well to give about 99% overall (gravity + leaching) extraction and a 0.02 g/t tailing. With a 24 h leach time, tailings were 0.03 g/t corresponding to 98% extraction. CSB gives about 85% overall extraction (0.17 g/t tailing). Cyanide additions for SAPO and CSB have been less than 1 kg/t ore. Pure SAPS samples with cyanide soluble copper (CNSCu) levels of 370 ppm or less have been tested and gave 85 to 88% extraction, albeit with cyanide additions of 1.7 to 1.9 kg/t. Mixtures containing SAPO, SAPS and CSB gave 85 to 90% overall extraction provided that sufficient NaCN was present. The NaCN addition varied with the CNSCu level in the ore.

1-33

Back to Contents

An initial gravity-leach test on each of the four Mesones samples showed an average 85% overall gold extraction and modest reagent consumption. It is believed that higher extraction could be obtained with optimization of the leach conditions.

Duplicate bench scale tests on a series of samples containing 20%CLB and 80% CSB and between 1 and 2 g/t gold yielded an average of 88.7% overall gold recovery (gravity and leaching) with no measurable dependency on head grade.

A 2 kg/h pilot plant was operated for three weeks in which batch-ground/gravity concentrated Conductora ore was subjected to carbon-in-leach (CIL) processing. During the first 13 days (PP1), a blend of 20% SAPO and 80% CSB was leached with 0.7 kg/t of cyanide to give a final overall gold extraction of 89.6% (tailings average of 0.15 g/t). A SAPO-SAPS-CLB-CSB blend was processed for the last week (PP2). The plant tailing was 0.15 g/t for an extraction of 89.3% with a cyanide addition of 0.8 kg/t.

Viscosity measurements by Lakefield indicated nothing problematical in the mixtures that will be handled in the Las Cristinas plant.

Outokumpu conducted high-rate thickening tests on nine sample blends, ranging from pure SAPO to pure bedrock, using its pilot-scale thickener. At 50% solids in the underflow, all blends containing 50% SAPO or less could be processed at 0.46 t/m2/h or greater. Allowing for a 15% scale-up, the data showed that a 50 m diameter thickener would give at least 47% solids in the underflow when processing up to 20 000 t/d of a 50% SAPO, 50% CSB mixture. Acid-base-accounting (ABA) tests and various geotechnical studies were performed by Lakefield on several samples to determine the potential for acid generation.

Natural degradation tests and continuous INCO Air/SO2 cyanide destruction tests have been performed on pilot plant tailings. Natural degradation under Lakefield climatic conditions reduced CNWAD to below 20 ppm in about 40 d for pilot plant tailings from PP1 and 100 d for PP2 tailings. The INCO process then reduced CNWAD to <0.3 ppm and Cu to about 1 ppm under industry-typical operating conditions. INCO tests on naturally-degraded PP2 tailings solution gave <0.1 ppm CNWAD and <0.5 ppm Cu.

1.9	Mineral Resource and Mineral Reserve Estimates

This Section 1.9 was written by Mine Development Associates (MDA); it has been edited by SNC-Lavalin for content and consistency with the format of the report.

	1.9.1	Mineral Resources

Mine Development Associates (MDA) was requested by Crystallex to update the Conductora resource model. The report presented on CD 2 “2004 Las Cristinas Resource Update” documents the methodology, conclusions and results of this work and compiles the updated resources with the Mesones/Sofia resources estimated in 2003.

1-34

Back to Contents

For this study, MDA incorporated the data from all drilling done after the 2003 modeling. This new data includes the 12 twin core holes from 2003, the 18 deep core holes from 2004, and the 14 core holes from 2005, none of which were used in the 2003 modeling.

MDA checked the modeling procedures and parameters and the model results. The model was checked for bias against the composites from which it was estimated. Multiple runs were made to assess sensitivity to modeling parameters. An independent geostatistician was commissioned to perform a review of the geostatistical aspects of modeling. In the end, very few changes were made to the estimation procedures.

The updated 2005 Conductora resource estimate is given in Tables 1.9.1 and 1.9.2. The global Las Cristinas gold resource including all of Conductora and Mesones/Sofia is given in Tables 1.9.3 and 1.9.4.

Although multiple cut-offs are reported, the defined resource is at a cut-off of 0.5 g Au/t. The resources are estimated to the standards and requirements stipulated in Canadian National Instrument 43-101 and meet Canadian Institute of Mining classifications.

The original objective of the 12 twin hole program in 2003 was to have independent verification of the Las Cristinas mineralization, which the program did accomplish. Additional checks on PDI ’s sample data included a total of 798 pulps, coarse rejects and quarter core which were sampled and reassayed; this work verified the sample grades reported by PDI. When the resource was evaluated in 2003, a difference in mean grades had been noted between PDI ’s (Placer) data and Crystallex’s initial verification drilling and during the November 2004 resource estimation, a similar difference in global mean grades of about 8% was noted although the impact to the resource is small due to the few number of Crystallex drill holes (30) compared to over 1,000 Placer drill holes. Taken in context with geologic information, the results of Crystallex’s sample verification programs present information on the distribution of gold in the Las Cristinas deposit. It was concluded that these mean grade differences, though not statistically significant, could indicate a sampling and subsampling issue related to heterogeneity of gold distribution at Las Cristinas raising the possibility that a difference may exist between the sampled and true mean grade of the deposit. As a consequence of the completed heterogeneity study, recommendations were made by an independent consultant for changes in sampling, subsampling and analysis of the samples.

Core from 7 bore holes was selected for the study: ½ HQ core from 3 PDI holes and ½ NQ core from 4 Crystallex holes was used for the study. Sampling for the heterogeneity study involved taking the remaining ½ core corresponding exactly to the samples taken for the original PDI and Crystallex assays. Consecutive runs of 4 samples for HQ and 6 samples for NQ core were separately bagged and numbered and delivered to SGS’s preparation facility in Tumeremo, Venezuela. After preparation in Tumeremo, the samples were shipped to SGS in Toronto for further preparation and assay.

1-35

Back to Contents

Sample preparation by SGS in Tumeremo was performed as follows:

■	Dry the samples at 100[o] for 12 hours.
■	Weigh each sample and record weight.
■	Crush sample to 90% minus 3mm.
■	Pulverise the sample to 90% passing -100µm.
■	Weigh and record the mass of the sample.

Preparation and analysis by SGS Lakefield in Toronto was performed as follows:

■	Composite the pulverized material from the 6 sequential samples of ½ NQ or 4 sequential samples of ½ HQ. This process resulted in 49 composite samples from 266 original samples.
■	Gravity concentrate the pulverised material through a 3-inch Knelson concentrator and clean the concentrate on a Mozley mineral separator collecting 9 to 18 grams of Mozley concentrate. Weigh and record the mass of the concentrate.
■	Fire assay the concentrate to extinction.
■	Combine concentrate tails for leach.
■	Leach at 45% solids, 48 hours at 1g/l NaCN and pH 11 and including periodic checking of pH and free CN concentration, reagent additions as required. Measure and record CN and other reagents added and consumed.
■	Filter, wash, join wash solution, and measure the total volume of solution.
■	Assay the gold content of the leached solution.
■	Dry and weigh sample. Record the mass.
■	Assay the filter cake using two 30g fire assays.
■	Calculate the weighted average total gold content for Knelson concentrate, leached solutions and filter cake.
■	Mathematically combine the grades to calculate a total gold grade for each sample.

Results from the heterogeneity study of the 49 composite samples (derived from the 266 original individual samples) were compared against the original assays from PDI and Crystallex and the following principal conclusions were drawn by the consultant:

■	Samples from ½ NQ core with a gold grade of 0.4 to 1.1g Au/t may be understated by about 25% by Crystallex;
■	Samples from ½ NQ core with a gold grade of 1.1 to 2.3 g Au/t may be understated about 7% by Crsytallex;
■	Grades of >2.3g/t gold may be overestated by about 7.7% by Crystallex; and
■	The composite samples, which had an average mass of 12.9kg, have an average grade 7.7% higher than the composited grade of the original, sequential, 1-m[J1] samples.

Recommendations regarding future sampling protocols for the Las Cristinas mine were made by the consultant and these are currently being considered for implementation into the mine sampling protocol.

1-36

Back to Contents

Table 1.9.1 Measured and Indicated Resources – Conductora

2005
Conductora Measured and Indicated								(rounded)

Cutoff	Tonnes	Gold	Gold	Silver	Copper	CNSolCu	Silver	Copper
(g Au/t)		(g/t)	Ounces	(g/t)	(ppm)	(ppm)	Ounces	Kilograms

0.2	884,355,000	0.73	20,674,000	0.47	952	92	13,498,000	790,534,000
0.4	564,659,000	0.98	17,772,000	0.51	1,002	109	9,247,000	565,574,000
0.5	453,647,000	1.11	16,198,000	0.53	1,054	117	7,671,000	477,918,000
0.6	371,528,000	1.24	14,759,000	0.54	1,090	121	6,435,000	404,949,000
0.7	304,837,000	1.37	13,378,000	0.55	1,122	126	5,379,000	341,891,000
0.8	256,802,000	1.48	12,236,000	0.56	1,138	129	4,608,000	292,357,000
0.9	218,336,000	1.59	11,190,000	0.57	1,155	133	3,973,000	252,241,000
1.0	188,886,000	1.70	10,295,000	0.57	1,175	136	3,466,000	221,914,000
1.5	96,227,000	2.15	6,663,500	0.60	1,253	161	1,850,400	120,614,000
2.0	45,130,000	2.64	3,837,800	0.61	1,320	188	886,200	59,552,000
2.5	19,146,000	3.24	1,992,700	0.62	1,375	210	384,000	26,327,000
3.0	9,220,000	3.80	1,127,000	0.62	1,396	200	184,000	12,871,000
3.5	4,460,000	4.44	637,000	0.61	1,381	186	88,000	6,160,000
4.0	2,510,000	5.02	405,000	0.59	1,341	148	47,000	3,366,000
5.0	969,000	6.06	189,000	0.56	1,262	96	17,000	1,223,000

2004
Conductora Measured and Indicated

Cutoff	Tonnes	Gold	Gold	Silver	Copper	CNSolCu	Silver	Copper
(g Au/t)		(g/t)	Ounces	(g/t)	(ppm)	(ppm)	Ounces	Kilograms

0.2	803,337,000	0.73	18,785,000	0.48	911		12,464,000	731,541,000
0.4	521,759,000	0.97	16,252,000	0.52	1,005		8,695,000	524,483,000
0.5	419,011,000	1.10	14,780,000	0.53	1,051		7,179,000	440,310,000
0.6	340,898,000	1.22	13,416,000	0.55	1,088		5,977,000	370,815,000
0.7	277,472,000	1.36	12,110,000	0.56	1,121		4,973,000	311,073,000
0.8	230,820,000	1.48	10,991,000	0.57	1,140		4,224,000	263,187,000
0.9	195,426,000	1.60	10,036,000	0.58	1,157		3,629,000	226,051,000
1.0	169,137,000	1.70	9,235,000	0.58	1,175		3,169,000	198,687,000
1.5	84,374,000	2.18	5,906,400	0.61	1,261		1,659,100	106,413,000
2.0	40,285,000	2.68	3,473,000	0.62	1,319		798,400	53,154,000
2.5	18,025,000	3.26	1,892,100	0.60	1,331		348,700	23,994,000
3.0	8,885,000	3.83	1,095,000	0.58	1,309		167,000	11,633,000
3.5	4,410,000	4.49	636,000	0.57	1,281		81,000	5,651,000
4.0	2,350,000	5.18	391,000	0.56	1,282		42,000	3,012,000
5.0	1,054,000	6.17	209,000	0.53	1,269		18,000	1,337,000

1-37

Back to Contents

Table 1.9.2 Inferred Resources – Conductora

2005
Conductora Inferred								(rounded)

Cutoff	Tonnes	Gold	Gold	Silver	Copper	CNSolCu	Silver	Copper
(g Au/t)		(g/t)	Ounces	(g/t)	(ppm)	(ppm)	Ounces	Kilograms

0.2	359,274,000	0.55	6,388,000	0.39	742	36	4,516,000	266,653,000
0.4	201,816,000	0.76	4,951,000	0.41	823	37	2,686,000	166,034,000
0.5	142,539,000	0.90	4,106,000	0.43	881	36	1,971,000	125,605,000
0.6	101,840,000	1.04	3,399,000	0.44	920	33	1,450,000	93,713,000
0.7	72,187,000	1.20	2,787,000	0.44	957	30	1,023,000	69,090,000
0.8	56,146,000	1.33	2,406,000	0.44	972	26	792,000	54,591,000
0.9	44,922,000	1.46	2,103,000	0.44	995	23	633,000	44,680,000
1.0	37,584,000	1.56	1,880,000	0.44	1,020	22	535,000	38,336,000
1.5	16,410,000	1.99	1,052,000	0.46	1,001	18	244,300	16,418,000
2.0	6,426,000	2.39	494,400	0.44	995	16	90,100	6,393,000
2.5	1,340,000	3.07	132,100	0.41	891	18	17,800	1,194,000
3.0	450,000	3.80	55,000	0.38	886	11	6,000	399,000
3.5	188,000	4.64	28,000	0.37	838	2	2,000	158,000
4.0	123,000	5.11	20,000	0.37	861	-	1,000	106,000
5.0	75,000	5.51	13,000	0.39	842	-	1,000	63,000

2004
Conductora Inferred								(rounded)

Cutoff	Tonnes	Gold	Gold	Silver	Copper	CNSolCu	Silver	Copper
(g Au/t)		(g/t)	Ounces	(g/t)	(ppm)	(ppm)	Ounces	Kilograms

0.2	362,221,000	0.56	6,568,000	0.41	727	54	4,798,000	263,298,000
0.4	215,992,000	0.76	5,243,000	0.43	780	56	3,014,000	168,431,000
0.5	157,397,000	0.87	4,403,000	0.45	819	55	2,257,000	128,846,000
0.6	108,073,000	1.02	3,544,000	0.46	851	55	1,609,000	91,981,000
0.7	70,841,000	1.22	2,779,000	0.48	874	55	1,086,000	61,908,000
0.8	50,132,000	1.42	2,285,000	0.50	886	54	806,000	44,417,000
0.9	39,565,000	1.57	2,001,000	0.51	899	53	646,000	35,549,000
1.0	34,269,000	1.67	1,840,000	0.51	903	52	556,000	30,945,000
1.5	17,651,000	2.10	1,191,700	0.50	911	53	283,200	16,076,000
2.0	7,898,000	2.56	649,800	0.46	944	57	117,100	7,453,000
2.5	2,421,000	3.39	263,600	0.36	837	83	28,200	2,026,000
3.0	1,296,000	3.99	166,000	0.32	747	98	13,000	968,000
3.5	800,000	4.49	115,000	0.31	694	104	8,000	556,000
4.0	446,000	5.10	73,000	0.32	795	118	5,000	354,000
5.0	263,000	5.58	47,000	0.32	763	125	3,000	201,000

1-38

Back to Contents

Table 1.9.3 Measured and Indicated Resources – Las Cristinas

2005
Total Las Critinas Measured and Indicated Resources								(rounded)

Cutoff	Tonnes	Gold	Gold	Silver	Copper	CNSolCu	Silver	Copper
(g Au/t)		(g/t)	Ounces	(g/t)	(ppm)	(ppm)	Ounces	Kilograms

0.2	998,163,000	0.71	22,876,000	0.49	1,004	117	15,593,000	1,001,926,000
0.4	632,610,000	0.96	19,532,000	0.52	1,142	143	10,671,000	722,590,000
0.5	500,657,000	1.10	17,661,000	0.54	1,202	153	8,729,000	602,020,000
0.6	406,499,000	1.23	16,011,000	0.56	1,251	162	7,267,000	508,691,000
0.7	330,868,000	1.36	14,445,000	0.57	1,298	170	6,037,000	429,478,000
0.8	276,976,000	1.48	13,164,000	0.58	1,327	177	5,146,000	367,495,000
0.9	234,450,000	1.59	12,008,000	0.59	1,354	184	4,422,000	317,426,000
1.0	202,367,000	1.70	11,033,000	0.59	1,382	190	3,852,000	279,626,000
1.5	102,514,000	2.16	7,123,200	0.62	1,466	226	2,043,500	150,280,000
2.0	48,347,000	2.66	4,127,400	0.64	1,572	273	988,200	75,994,000
2.5	20,806,000	3.25	2,171,600	0.66	1,710	338	438,900	35,578,000
3.0	10,180,000	3.80	1,245,000	0.66	1,776	342	216,000	18,083,000
3.5	5,027,000	4.42	714,000	0.67	1,858	350	108,000	9,340,000
4.0	2,810,000	4.98	450,000	0.64	1,821	309	58,000	5,116,000
5.0	1,044,000	6.02	202,000	0.60	1,528	159	20,000	1,595,000

Table 1.9.4 Inferred Resources – Las Cristinas

Total Las Critinas Inferred Resources								(rounded)

Cutoff	Tonnes	Gold	Gold	Silver	Copper	CNSolCu	Silver	Copper
(g Au/t)		(g/t)	Ounces	(g/t)	(ppm)	(ppm)	Ounces	Kilograms

0.2	436,092,000	0.53	7,425,000	0.39	775	49	5,531,000	337,810,000
0.4	239,045,000	0.73	5,620,000	0.42	845	51	3,240,000	201,971,000
0.5	163,046,000	0.87	4,537,000	0.44	874	47	2,285,000	142,577,000
0.6	113,940,000	1.01	3,682,000	0.45	906	44	1,639,000	103,192,000
0.7	77,557,000	1.18	2,933,000	0.45	950	37	1,111,000	73,666,000
0.8	59,002,000	1.31	2,492,000	0.44	967	31	842,000	57,063,000
0.9	46,481,000	1.44	2,154,000	0.44	993	27	661,000	46,147,000
1.0	38,362,000	1.55	1,908,000	0.44	1,019	24	548,000	39,081,000
1.5	16,415,000	1.99	1,052,300	0.46	1,000	18	244,400	16,423,000
2.0	6,428,000	2.39	494,500	0.44	995	16	90,100	6,395,000
2.5	1,340,000	3.07	132,100	0.41	891	18	17,800	1,194,000
3.0	450,000	3.80	55,000	0.41	887	11	6,000	399,000
3.5	188,000	4.63	28,000	0.33	840	2	2,000	158,000
4.0	123,000	5.06	20,000	0.25	862	-	1,000	106,000
5.0	75,000	5.39	13,000	0.41	840	-	1,000	63,000

1-39

Back to Contents

1.9.2	Mineral Reserves

1.9.2.1	Reserves

Ore reserves for the Las Cristinas project were developed by applying relevant economic and engineering criteria to MDA’s estimated Measured and Indicated resources in order to define the economically-extractable portions, or Proven and Probable reserves. MDA developed the reserves to meet the Canadian Institute of Mining, Metallurgy and Petroleum reserve definitions, which are:

Probable Mineral Reserve

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve

A 'Proven Mineral Reserve' is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

The Las Cristinas reserves are divided into two separate areas, Conductora and Mesones/Sofia, corresponding to their respective resource areas. The Conductora pit contains the majority of the reserves and is planned for the initial production while the Mesones/Sofia portion of the reserves would come on line at the end of the mine life. Las Cristinas reserves are tabulated in Table 1.9.5. Although copper and silver occur along with the gold, legal and metallurgical factors preclude these metals from being considered reserves. Ore abbreviations used in this section are: CLB – carbonate leached bedrock; CSB – carbonate stable bedrock; SAPO – saprolite oxide; and SAPS – saprolite sulphide.

Some underlying information used in developing reserves and the mine plan was obtained from Placer reports and in such cases will be identified

1-40

Back to Contents

Table 1.9.5 Las Cristinas Reserves[sch2]

	Category		Ore	Grade	Contained	Waste		Strip
Deposit	(applies to ore only)		kt	(Au g/t)	Au oz x1000	kt		Ratio

	PROVEN		40,681	1.41	1,840
		Bedrock	31,026	1.39	1,385	Total	429,385
		Saprolite	9,655	1.47	455	Bedrock	346,346	1.55:1
Conductora						Saprolite	83,039
	PROBABLE		235,660	1.30	9,881
		Bedrock	197,996	1.31	8,370
		Saprolite	37,664	1.25	1,511

	PROBABLE		18,489	1.27	754	Total	33,369
Mesones/Sophia		Bedrock	11,819	1.36	516	Bedrock	17,807	1.8:1
		Saprolite	6,670	1.11	238	Saprolite	15,562

	PROVEN		40,681	1.41	1,840
		Bedrock	31,026	1.39	1,385	Total	462,754
		Saprolite	9,655	1.47	455	Bedrock	364,153	1.57:1
Total						Saprolite	98,601
	PROBABLE		254,149	1.30	10,635
		Bedrock	209,815	1.32	8,886
		Saprolite	44,334	1.23	1,749

	PROVEN &
	PROBABLE		294,830	1.32	12,475	Total	462,754
Total		Bedrock	240,841	1.33	10,271	Bedrock	364,153	1.57:1
		Saprolite	53,989	1.27	2,204	Saprolite	98,601

Saprock included with bedrock

1.10	Mining Operations

The Las Cristinas reserves were derived from the resource model built by MDA, which is described in herein. As mentioned in the Resource section of this report (1.9.1), the reserve contains only gold because presently only the mining rights to gold have been conveyed to Crystallex. MDA used Medsystem-MineSight computer software to develop and report the reserves using the following procedure:

	1.	Review and verify pertinent parameters, economic criteria and designs from the Placer feasibility study and ascertain applicability to this study.

	2.	Develop updated costs and physical design parameters.

	3.	Using these input data, generate multiple “pit shells” using the Medsystem Lerchs-Grossmann ultimate-pit program. Each pit shell represents the maximum amount of material that can be mined economically using the given input parameters.

	4.	Design an ultimate pit using the pit shells as guides. This design includes haul roads and eliminates areas that could not be mined because of practical mining limitations.

1-41

Back to Contents

5.	Tabulate Proven and Probable material in the final pit design based on Measured and Indicated resource classifications.

1.10.1	Dilution

MDA believes that the combination of kriging, resource model block size and averaging of grades across multiple zones adequately accounts for ore dilution in the reserve. The mining equipment is small enough to selectively mine individual blocks smaller than the 6 m by 6 m by 6 m block size.

Nevertheless, it will be necessary to practice detailed grade control in some areas of the deposit. Mining at the oxide-sulphide boundary in saprolite will need close attention to avoid mixing the two material types. Separation of the materials will assist the plant in maximizing the recovery of each ore type. The oxide sulphide boundary is essentially sub-horizontal and when found on any particular level, mining benches will usually include both oxide and sulphide. There is a noticeable color change between these two material types, which can be used as a visual guide. Mining losses are not anticipated to be significant.

Ore-waste boundaries also require attention to minimize grade dilution, although the biggest issue in this regard is waste internal to the ore. MDA reviewed this situation and determined that the number of isolated waste blocks surrounded by ore was not large enough to warrant further grade dilution at this stage. These waste blocks generally had grades slightly below economic cutoff. It is possible that the deposit contains slightly less tonnes at slightly higher grades than predicted due to the inevitable averaging that occurs in the estimation process. This phenomenon also tends to offset the inclusion of low-grade material in ore.

1-42

Back to Contents

1.10.2	Pit Design Parameters

The basic design parameters are shown in Table 1.10.1.

Table 1.10.1 Pit Design Parameters

Description	Value

Saprolite bench height	6m

Bedrock bench height	12m

Road width	25m

Maximum road grade saprolite	8%

Maximum road grade bedrock	10%

Overall slope angle in saprolite	31°

Overall slope angle in CLB	45°

Overall slope angle in CSB east wall	45°

Overall slope angle in CSB west & south wall	50°+

1.10.2.1	Pit Slope Angles

Pit slope angles and dump designs were based on work done by SNC-Lavalin, and summarized in a report titled “Field Investigations Report: Open Pit Slope and Waste Dump Stability Study, Volume 3 of 3”, December 2004, and contained on CD 6 attached hereto. Additional work was done during 2005, the results of which indicate that the south wall slopes could be increased to the same angles as the west wall (refer to Appendix 6 of this Development Plan).

The west wall in carbonate-stable bedrock has a steeper overall angle (+50°) than the east wall (45°) due to the south - westward dip of the foliation.

An extra-width-catch bench is designed at the base of the saprolite to reduce the impact of saprolite erosion debris on lower pit walls.

All of the recommended slope angles are based on using appropriate controlled blasting techniques and dewatering the pit walls. MDA suggest using horizontal drain holes as the primary groundwater dewatering technique. Estimated costs for these holes are included in the mine operating costs.

1.10.2.2	Haul Roads

A drawing of the basic road cross sections is in Appendix 3 (“Haul Roads”). The road width of 30 m is acceptable for the haul trucks recommended in this report, but wider roads may be required if dewatering pipelines are placed alongside the roads.

The two most significant factors influencing haulage in this project are the amount of rainfall at the property and the characteristics of the saprolite, on which the surface roads are constructed. Well designed and maintained roads in this environment are a necessity for efficient haulage. Roads in the bedrock are not anticipated to be problematic since the rock is reasonably competent. Road grades are designed at a maximum of 8% in the early mining phases and 10% in the final pit.

1-43

Back to Contents

Permanent haul roads in saprolite are designed according to SNC-Lavalin recommendations and should use the road-base as described. A permanent road in this case is any haul road outside the final-pit limits or any road inside the final pit built on saprolite that will be continuously used for ten years or more. In-pit roads on saprolite that are used for less than ten years need to be built on a base of bedrock and maintained in top condition. Working areas in the saprolite will require crushed gravel and bedrock base material as well.

1.10.3	Economic Parameters

The economic parameters shown in Table 1.10.2 are used for both the ultimate pit determination as well as for cutoff calculation. These economic parameters are summarized from the recoveries and costs described in the metallurgical and operating cost sections of this report. Cutoffs are summarized in Table 1.10.3.

1-44

Back to Contents

Table 1.10.2 Economic Parameters

Units
Value	Description	(US$)

$350	Gold price	$/oz

$1.05	Cost of mining bedrock	$/DMT[1]

$1.05	Cost of mining saprolite	$/DMT[1]

$0.57	General and Administration	$/DMT[1] ore

$4.25	Cost of milling-processing CSB	$/DMT[1] ore

$4.25	Cost of milling-processing CLB	$/DMT[1] ore

$2.86	Cost of milling-processing SAPO	$/DMT[1] ore

$6.69	Avg Cost of milling-processing SAPS[2]	$/DMT[1] ore

(saps cost=3.0471+0.0056*CNSCu)

2204.62	Pounds per tonne conversion	lb/tonne

31.1035	Grams per oz conversion	g/oz

99.8%	Gold payable in dore oxide	%

$1.50	Gold refining oxide	$/oz

Royalty on gold

1.0%	If gold is <= $280/oz	%

1.5%	If gold is < $350/oz and > $280/oz	%

2.0%	If gold is < $400/oz and >= $350/oz	%

3.0%	If gold is >=$400/oz	%

3.0%	Exploitation tax	%

87.6%	CSB Gold plant recovery	%

87.6%	CLB Gold plant recovery	%

98.0%	SAPO Gold plant recovery	%

86.8%	SAPS Gold plant recovery	%

1.56-2.79	Specific gravity (varies by rock type)

1DMT = Dry Metric Tonne
[2]Saprolite sulphide cost from Conductora
CNSCu=650ppm

1-45

Back to Contents

Table 1.10.3 Cutoff Summary

Material	Ore Cut-off Au g/t

Bedrock	0.63

SAPO	0.43

SAPS[1]	0.90

1SAPS cut-off is the calculated average for the SAPS inside the pits
Cut-off = Cost / [(Gold price - Refining) * Recovery * Net after royalty / (g/oz)]
Net after royalty = Payable Au * (1.0 - Exploitation Tax - Royalty)

The SAPS is the only material that has a variable cutoff. The cyanide-soluble-copper grade is related to processing cost through the equation (from SNCL and based on an original equation developed by John Goode and published in the 2003 20 kt/d Feasibility Study):

Processing cost ($/t) = 3.0471 + 0.0056 * CNSCu

The resulting cutoffs are shown in Figure 1.10.1.

Figure 1.10.1 SAPS Cutoff and CNSCu Grade

1-46

Back to Contents

Ultimate Pits

The Medsystem Lerchs-Grossmann ultimate pit program was used to develop multiple pit shells by varying gold price and costs. This provides an indication of the sensitivity of the deposit to these parameters. Only Measured and Indicated materials were allowed to make a positive economic contribution, Inferred material was considered to be waste. Results of the program at different gold prices are shown in Figure 1.10.2, in which potential ore tonnes, grades and waste tonnes are plotted along with gold price.

Because the pit is so large, changes of 4-5% manifest themselves as thin layers around the pit sometimes no more than a single block in width. This is an indicator that small changes in pit designs may have a proportionally larger impact on overall tonnes and grade.

1.10.4	Dewatering

One of the most significant physical issues Crystallex faces in mining the deposit is the amount of water that will be encountered. Rainfall data gathered over a nine-year period indicates that the average rainfall for that period exceeded three meters per year. MDA has accounted for anticipated time lost due to rainfall in scheduling production and determining equipment requirements (assumed 22 days per year lost due to rain). Nevertheless, actual mining experience with the combination of wet saprolite and high rainfall rates may require adjustment of these numbers. Groundwater flows, while estimated to be slightly lower in volume than surface water, also require attention.

1-47

Back to Contents

Figure 1.10.2 Lerchs-Grossmann Ultimate Pit Grade-Tonnage

1-48

Back to Contents

It is very important that the surface water be diverted away from the pit. Besides the additional pumping costs associated with the removal of surface runoff, large flows of water over the pit rim could degrade the integrity of the high wall, especially in the saprolite. A diversion trench and berm will be constructed around the east side of the pit rim, between the river diversion channel and the pit rim, to divert surface runoff away from the pit. This diversion trench is relatively small because the maximum drainage area requiring diversion is about 170 ha (between the river diversion and the pit rim at the end of the mine life). This diversion will be built in segments as the pit size increases. The ultimate length of the diversion is 4,000 m.

Because the west side of the pit is bounded by roads, potential runoff from the plant site and dumps into the pit will be controlled by water diversion channels designed for these facilities. Nevertheless, small ditches and berms may be required in lower-lying locations in the early years of mining to divert runoff away from the first pit phases.

A berm is required between the south end of the pit and the Potaso “pond”. The berm, which is part of the river diversion channel, is of particular importance due to the close proximity of the pit rim to the pond. It is imperative that the Potaso pond not be allowed to run into the pit since this could allow the entire flow in the diversion channel to enter the pit.

It is important to keep the active mining areas of the pit as dry as possible in order to reduce tire costs, minimize damage to equipment and to keep blasting costs near the estimated values (wet blast holes require higher-cost explosives). This will involve the construction of interim sumps and diversion ditches to route both rainfall and groundwater to primary pumping collection points.

SNC-Lavalin and SRK Consultants of Santiago, Chile reviewed available Placer data and conclusions concerning both groundwater and surface water for the pit. Both firms wrote reports outlining their conclusions and recommendations. The SRK report is included in Appendix 1 (“SRK Consulting – Las Cristinas Project Groundwater & Surface Water Management Issues for Feasibility Study”). Also included in the report is a summary of anticipated water flows by time period as well as estimated capital and operating costs to pump the water from the pit. SRK is recommending not installing vertical wells for dewatering the pit. SRK recommends catching and pumping groundwater from the pit along with the surface water. The vast majority of the groundwater is estimated to be in the carbonate-leached bedrock.

The SRK flow estimates are based on Placer documentation in which no original testing results were found. MDA is of the opinion that groundwater testing should be conducted to verify the amount of water that will enter the pit. Testing is ongoing at this time. Water is an extremely important factor in mining operations at Las Cristinas and the amount of groundwater flow into the pit should be characterized prior to project start up.

1-49

Back to Contents

MDA anticipates that an unknown amount of groundwater will be encountered when mining first reaches the saprolite-bedrock contact. Low groundwater flows would not have a significant impact on mining but high groundwater flows could temporarily affect start up mining operations. Crystallex will be prepared with pumps and piping in place to minimize the impact of potential high groundwater flows.

1.10.5	Designed Pit

Because the ultimate pit program does not produce a complete pit design with road access and smooth pit walls, a pit design incorporating these features must be developed. One of the Lerchs-Grossmann pit shells is chosen as the basis or template for the ultimate pit design. The pit shell resulting from the $350 gold price and base costs was used as the guide for designing the final pits. The ultimate pit designs are shown in Figure 1.10.3.

Due to the physical location of the deposit relative to the plant and the area available for waste dumps, the entrances to the pits are on the west side.

Ramp grades are 10% in bedrock and 8% in saprolite in the final pit. Lower ramp grades are used in saprolite to reduce the risk of encountering problems with the slippery material and heavy trucks. In the interim pits ramp grades are 8% in all material types to improve haulage efficiency.

1-50

Back to Contents

CONCESSION LIMIT
LIMITE DE LA CONCESION
TAILINGS POND
TAILINGS POND
POLISHING POND
POLISHING POND PHASE 2
QUEBRADA AMARILLA BUFFER (50 m)
PLANT GUARD HOUSE
PROCESS PLANT
MAINTENANCE AREA
EXISTING AIRSTRIP
ULTIMATE NORTH WASTE ROCK DUMP
PROPERTY ACCESS GUARD HOUSE
ACCESS ROAD
VIA DE ACCESO
FUTURE SOUTH WASTE ROCK DUMP
SOUTH SAPROLITE STOCKPILE
EXPLOSIVE STORAGE
EXISTING CONSTRUCTION CAMP
DIVERSION CHANNEL PHASE 2
FUTURE MESONES PIT
SANITARY LANDFILL
DIVERSION CHANNEL PHASE 1
EXISTING EXPLORATION CAMP
ULTIMATE CONDUCTORA PIT
NORTH SAPROLITE STOCKPILE

Figure 5.8 1.b.3	LAS CRISTINAS PROJECT Final Pit and Dump Designs	MINE DEVELOPMENT ASSOCIATES Reno Nevada	DATE 15 JUN 2005 DRAWN BY MDA CHECKED BY MDA SCALE not to scale

Back to Contents

The east wall of the pit follows the dip of the mineralization closely, resulting in an overall slope angle of 40° to 45° in the bedrock. This is the only location where the pit slope angles are not designed at the recommended maximum. The design shows a constant elevation for the slope change between leached bedrock and saprolite, which is accompanied by an extra-wide catch bench. The bedrock-saprolite contact elevation varies and it will be necessary to adjust slope angle changes in detailed pit designs to reflect the elevation changes of the contact. The wide bench acts as a catch bench to contain any material that may slough from the saprolite faces.

1.10.6.1	Pit Phases

The Conductora pit is divided into six phases or pushbacks in order to maximize productivity and delay waste mining. The Mesones/Sofia pit is a single phase pit. Phases are based on Lerchs-Grossmann pit shells similar to those used for the ultimate pit. The pit shells are used to locate the most profitable material nearest the surface, which are the preferred areas for the start up pit, or first phase.

The remaining phases are essentially expansions on the first phase, radiating out until the final pit limit is reached. In general each successive phase has a higher stripping ratio than the previous phase and reaches greater depths. The phases are designed to the same requirements as the final pit except that all ramps in the phases which are not on a final pit wall are designed at an 8% grade for haulage productivity. The phases are illustrated in Figure 1.10.4.

Because the ultimate pit wall is not reached until the third phase a period exists during which time slopes are monitored, water inflows are measured and haul road designs and equipment performance are evaluated. During this “learning period” it is possible to incorporate any changes required by actual mining experience in the final pit design.

1-52

Back to Contents

TAILINGS POND
TAILINGS POND
POLISHING POND
POLISHING POND PHASE 2
CONCESSION LIMIT
LIMITE DE LA CONCESION
WEST WASTE ROCK DUMP
QUEBRADA AMARILLA BUFFER (50 m)
PLANT GUARD HOUSE
PROCESS PLANT
MAINTENANCE AREA
FUTURE SOUTH WASTE ROCK DUMP
SOUTH SAPROLITE STOCKPILE
EXISTING AIRSTRIP
ULTIMATE NORTH WASTE ROCK DUMP
PROPERTY ACCESS GUARD HOUSE
ACCESS ROAD
EXISTING CONSTRUCTION CAMP
EXPLOSIVE STORAGE
EXISTING EXPLORATION CAMP
ULTIMATE CONDUCTORA PIT
NORTH SAPROLITE STOCKPILE
FUTURE MESONES PIT
DIVERSION CHANNEL PHASE 2
DIVERSION CHANNEL PHASE 1
SANITARY LANDFILL
Phase 6
Phase 5
Phase 2
Phase 1
Phase 4
Phase 3

Figure

LAS CRISTINAS PROJECT
Final Pit Design by Phase

MINE DEVELOPMENT ASSOCIATES
Reno Nevada

DATE	15 JUN 2005
DRAWN BY	MDA
CHECKED BY	MDA
SCALE	not to scale

Back to Contents

1.10.7	Production Schedule

Crystallex established ore production at a rate of 20,000 total tonnes per day. At this rate the mine life is 41 years. The life-of-mine production schedule can be viewed as three overlapping stages.

1.	Start-up through year 15 in which the total mining rate is generally just under 50,000 dmt per day, saprolite is mined on a fairly consistent basis and bedrock makes up no more than 80% of the total plant feed.

2.	Years 16 through 29 during which time the total mining rate increases to a maximum of just over 90,000 dmt per day, saprolite is mined-out in the Conductora pit (year 20), at the same time plant feed becomes 100% bedrock and the majority of bedrock waste mining takes place.

3.	Years 28 through 41 (end of mining) where the total mining rate decreases to just under 50,000 dmt per day, the rate of bedrock waste mining decreases, and at the end of which the Mesones pit is mined including saprolite.

Starting in year 14, stage 1 above, larger mining equipment is purchased to better meet bedrock production requirements. Some of the smaller trucks and shovels are kept to mine the Mesones pit saprolite and stockpiles at the end of the mine life.

The production schedule is influenced by limits on the material blend in the plant feed. While the plant is capable of processing 100% saprolite for short periods of time it is limited on a continuous basis to no more than 80% saprolite and no less than 20% saprolite. Likewise the limits on bedrock are the same at a minimum of 20% and maximum of 80%. An additional limitation is that no more than 15% of the total feed can be saprolite sulphide.

These material blends can be met during the first 18 years of production after which the saprolite ore in the Conductora pit is exhausted. The plant must process 100% bedrock from year 19 through year 34 until saprolite ore is available from the Mesones pit. The Mesones pit is not mined until the end of the mine life at the request of Crystallex. It is theoretically possible to mine close to the defined blending limits for the life of the mine since bedrock ore amounts to 82% of the total ore and saprolite makes up the remaining 18%. However, doing so requires excessive pre-production mining, much higher annual mining costs during early years, and construction and maintenance of sizeable stockpiles. The associated costs and practical limitations make this scenario less palatable than processing 100% bedrock during later years.

In the first 8 years there is more saprolite available in the pit than bedrock. This is due to the fact that the saprolite overlies the bedrock and must be mined first. During these years much of the saprolite ore is stockpiled because there is more of it than the plant can process. In the case of the SAPS the plant can process no more than 8.76 million tonnes of SAPS in the 8-year period but in order to meet other production requirements during the same time 14.4 million tonnes of SAPS must actually be mined. The excess material, 5.64 million tonnes, is placed on the SAPS stockpile.

1-54

Back to Contents

The SAPO ore requires similar treatment although to a lesser extent, at the end of year 8 the SAPO stockpile is 1.9 million tonnes. Also, in order to improve the plant feed grade during the first seven years lower-grade SAPO ore is stockpiled while higher-grade SAPO ore is sent directly to the plant. The cutoff between the two is 1.00 Au g/t. During the preproduction period the two materials will be stockpiled separately and starting in the first production year the higher-grade material is sent to the plant. These materials are not the same as the low-grade material stockpiled for processing at the end of the mine life.

The low-grade stockpile is built throughout the mine life as the material is mined. Once mining in the pit ends the stockpile is sent to the plant. The stockpile is made up of all material types, bedrock, saprolite oxide and saprolite sulphide. Adjacent to this stockpile is another stockpile of saprolite oxide to be used to cover the tailings pond at the end of production. This cover consists of a total of 6.0 million dry tonnes (7.5 million m3) of saprolite oxide and is placed on the tailings by running it through the plant. This amount of material is obtained by stockpiling saprolite oxide above a 0.30 Au g/t cutoff and below the 0.43 Au g/t low-grade cutoff.

The production schedule was developed not only to meet plant production but also to provide enough bedrock waste to meet the construction requirements for the TMF. During the first two production years TMF construction materials are obtained elsewhere but starting in year three all of the TMF bedrock requirements are met from the mine. After production year seven enough bedrock waste is mined to meet the TMF requirements without any special increase in waste mining, however in years three through seven, waste mining must be accelerated to provide the required TMF bedrock. In other words, in years three through seven more waste is mined due to the TMF than would otherwise be necessary.

Table 1.10.4 is a summary of the production schedule for the life of mine. Maps showing mining and dump progress are provided in Appendix 4 (“Mining by Period”).

1-55

Back to Contents

1.10.4
Production Scheduling by Period

[CHART NOT INCLUDED]

1-56

Back to Contents

1.10.7.1	Pre-Production Work

Before production ore and waste mining commences, pre-production work includes removing vegetation, clearing the mining area, pumping water from the existing ponds, preparing the waste and stockpile sites and establishing working benches. Prior to the commencement of mining the construction contractor will also build the permanent haul roads outside of the final pit limits, except for the road to the west dump, which will be constructed later in the mine life.

Clearing, Stripping and Grubbing

The construction contractor will clear designated areas of the site by falling all trees, shrubs and vegetation to within 500 mm of the ground. The area will then be stripped and grubbed by complete removal of all vegetation and organic matter and grubbing to remove all roots and stumps as well as the topsoil. All vegetable matter, roots and stumps, and topsoil are to be recovered from disturbed areas and stockpiled in areas adjacent to or within the mine boundaries for subsequent use as part of the closure requirements, or as otherwise required for the Reclamation Plan.

Removal of Miscellaneous Surface Waste

Because of the history of mining in the area, there are pockets of old tailings and other soft wastes on the surface. Much of this material contains gold and can be sent to the plant with the saprolite oxide. This material will be identified and hauled to the ore stockpile. Material without gold will be removed and placed in the waste dump area. An estimated 1.2 million tonnes of waste will be removed in the pre-production period and material not used at the plant site will be placed on the waste dump.

Surface Dewatering

There are numerous water filled pits and large areas of tailings material in the initial mining area because of prior mining. These pits need to be dewatered and diversions constructed to prevent new inflow prior to opening the starter pit. Because of the flat terrain it is likely that much if not all of the water in the ponds will have to be pumped. Water may be routed to several collection sites near the starter pit where it will then be transferred to sediment ponds.

The largest pond in the starter pit area has a surface area of approximately 60 ha. Adding the other ponds found on the digital topography drawings brings the total area to approximately 68 ha. The depths of the ponds are unknown but if an average depth of 8 m is used the total volume of water that has to be pumped is just over 540 million litres. It would take about one month to drain the ponds at a dewatering rate of 200 l/s, not including rainfall or other water inflow to the pond. The total amount of water pumped will also depend on the time of year that pumping takes place, the dry season or the wet season.

1-57

Back to Contents

Reportedly many of the ponds have been filled to some extent with mine tailings from mining activity from 1996 to the present. Because mine planning is based on 1996 topography and there has been no update since then there is no accurate way of determining relative volumes of water and tailings. It is also possible that additional ponds have been created that will have to be drained prior to mining.

Haul Road Construction

Pre-production construction of permanent haul roads outside of the pit limits will require the placement of 30,000 m3 of coarse rock and 16,000 m3 of granular material. An additional 75,000 m3 is required for stockpile and dump base. During the first production year additional road base is required until enough bedrock waste is exposed in the pit. Beginning in year two all road materials will come from the in-pit bedrock waste.

It is imperative that all haul roads be constructed and maintained to high standards. The combination of heavy trucks, saprolite and heavy rain do not mix and the only way to maintain consistent production is to make sure that equipment can operate as much of the time as possible, which means minimum down time due to weather.

Ore Stockpile Preparation

After the ore stockpile areas have been cleared and any ponds dewatered, the stockpile base will be levelled by the contractor as part of the site preparation work. If the resulting surface is not relatively smooth and competent, a pad of competent materials may have to be constructed so that the ore does not suffer dilution when it is removed from the pile.

1.10.8	Mining

Mining is conducted using traditional 94-t trucks and 15-m3 front shovels. The same fleet is used for both saprolite and bedrock through year 13 after which 220-t trucks and 30-m3front shovels are used in the bedrock. The material characteristics are significantly different between saprolite and bedrock and require different mining techniques.

1.10.8.1	Saprolite Mining

Saprolite will be mined on 6 m benches and does not require blasting. Nevertheless, grade control drilling is required and is planned to 12 m depths on a 6-m-square pattern. This allows grade control information to be developed for two benches at a time and saves drilling time. The pattern should be adjusted as actual grade-control conditions dictate. While blasting is not planned in the saprolite it may be required at the transition from saprolite to saprock or bedrock. For the purposes of mine planning saprock is considered to be part of the CLB bedrock due to the amount of bedrock material it contains.

1-58

Back to Contents

It is anticipated that mining in the saprolite will be difficult due to the soft nature of the material and the amount of ground water and rain that could make working in any given area temporarily impossible. In order to facilitate working in these wet conditions, mining will be on several benches simultaneously, advancing them together in slices to the phase limits rather than working only one bench at a time. This method has several advantages. Should rainfall make the lower work areas too wet for efficient mining to continue, the trucks could be moved to higher benches that should be somewhat drier until the lower levels are adequately dewatered. Another advantage is with construction of temporary roads. By mining a slice on a bench, the road is advanced behind the excavator working area. When the excavator reaches the end of a slice, the road material could be recovered and moved over to the face of the next slice, eliminating the need to constantly bring new road base material into the pit. Grade control, access and general flexibility are also improved by mining multiple benches.

In the wet environment, good road construction, even of temporary roads to the working face, is of the essence. During the pre-production period and the first year of production outside materials will need to be brought into the pit for road construction. After that all roads can be constructed with material from in the pit. Whenever road material other than bedrock ore is placed on top of saprolite ore it must be removed prior to mining to avoid dilution.

Another consideration in saprolite ore mining is the boundary between saprolite oxide and sulphide materials. The boundary is fairly flat lying and characterized by a visible color change but will seldom be coincident with bench floors. This requires a balance between mining on partial-height benches and mixing oxide and sulphide materials. Operating experience will lead to the best method of separating the materials.

1.10.8.2	Bedrock Mining

Crystallex will mine all bedrock materials on a schedule of two 12-hour shifts per day, seven days per week. Bedrock mining begins in year one of the operation at a rate of 6,000 tonnes per day. Bedrock mining will be on 12-m benches, except for the transition bench from saprolite to bedrock, which will remain at 6 m.

Drilling and blasting are necessary in the bedrock. For the purposes of this feasibility study, MDA considered the weaker CLB rock to have the same characteristics as the stronger CSB, which introduces a slight level of conservatism for CLB drilling and blasting. The saprock is considered to be CLB for purposes of estimating drilling, blasting, loading and hauling productivities and costs.

Bedrock material will be blasted using two products, an ANFO/emulsion (70/30) mixture and straight ANFO. Because of the expected amount of water in the pit, it is anticipated that 60% of the holes will require the emulsion blend and 40% can be straight ANFO, assuming that excellent water control practices are implemented.

Explosives will be purchased in bulk, with the manufacturer responsible for delivery to the hole. Crystallex personnel will complete tying in the pattern and actual blasting. An emulsion blending plant and basic powder magazine will be required and are the responsibility of the explosives vendor. Locations for these facilities are shown on the site facilities map. Fuel oil will be obtained from the equipment fuel tanks on site.

1-59

Back to Contents

1.10.9	Dump Designs

Design criteria for dumps were developed by SNC-Lavalin and are:

1.	Saprolite density placed in dump 1.35 t/m3

2.	Bedrock density placed in dump 1.90 t/m3

3.	Angle of repose, all materials 37°

4.	Designed overall dump slope 3H:1V

Steeper overall slopes (2.25H:1V) are possible if only bedrock is placed on the dump, but MDA designed all the dumps at the shallower angle to allow for saprolite placement in any of the dumps should the need arise. MDA designed three separate waste dumps and two saprolite ore stockpiles as shown in Figure 1.10.3. All of the dumps and stockpiles were designed to be slightly larger than actually required to allow for extra capacity should the need arise. It will be difficult to travel over and handle saprolite in the dumps and stockpiles so it will be necessary to place road-base material on all traveled surfaces built on saprolite. Dump capacities are summarized in Table 1.10.5.

Table 1.10.5 Dump Capacities

	Designed Capacity
Dump			Designed	Maximum
Name	m3x1000	kt1	Height m	Height m

South	27,724	49,626	90	100
West	91.057	170,277	100	100
North	104,920	196,200	90	100

TOTAL	223,701	416,103

[1] Based on 20% saprolite and 80% bedrock

1.10.9.1	Dumps

The waste dumps serve two primary purposes, the storage of uneconomic material that must be removed from the pit and the encapsulation of materials that may produce acidic effluents. The general concept for the dumps is that the north dump will contain the majority of the saprolite waste, surrounded by bedrock waste. The west and south dumps are primarily bedrock with some saprolite depending on when the materials are mined. The dumps are surrounded by berms to contain and channel any runoff to appropriate locations at the site.

The maximum height of any dump is 100 m and the total capacities of the dumps are close to the estimated volume of mined waste. There is limited area on the property to expand the dumps but some added capacity can be obtained by expanding the north and south dumps to the maximum height.

1-60

Back to Contents

1.10.9.2	Potentially Acid-Generating Material

Tests for acid-generating and acid-neutralizing potential indicate that the SAPS waste and possibly some of the CLB waste could contain acid-generating material and that the CSB contains acid-neutralizing material. SAPS waste will need to be encapsulated with the CSB. As such, for the purposes of dump design and scheduling the SAPS waste will be placed in the centre of the dumps and will be surrounded with CSB waste.

During the first eight years of mining about 15 million tonnes of SAPS waste, 13.5 million tonnes of CLB waste and 1.6 million tonnes of CSB waste are mined. Of the total 15.1 million tonnes of CLB and CSB, 12.6 million are needed for the TMF, leaving 2.5 million tonnes available to encapsulate the 15 million tonnes of SAPS waste in the north dump. This in effect requires the use of large cells of SAPS surrounded by thin layers of bedrock until more bedrock waste becomes available. After year eight the amount of bedrock waste mined increases substantially, making encapsulation easier.

1.10.9.3	Stockpiles

The saprolite ore stockpiles are situated as close as practical to the plant to minimize rehandling haulage. Nevertheless, it is necessary to use trucks to haul the stockpiled material to the plant due to the distances involved. The maximum amount of material stored on the stockpiles is 9.5 million tonnes, 5.6 million tonnes of SAPS and 3.9 million tonnes of SAPO.

1.10.10	Mining Equipment

Equipment requirements were estimated for the both mining and support fleet. The mine office and mine equipment shop were designed by SNC-Lavalin with input from Crystallex and MDA.

There are two equipment fleets, the first being smaller trucks and shovels used for all mining until daily production starts climbing in year 6 and a fleet of larger trucks and shovels used only for bedrock mining starting in year 14. The first fleet continues to mine the remaining saprolite as required through year 20 after which the equipment is stored until year 35 when the Mesones saprolite is mined. During this period small variations in production can be handled by this fleet to supplement the larger equipment.

Ore and waste material loading is initially done with two 15-m3-capacity front shovels. Trucks are 94-tonne-capacity-rear-wheel-drive units.

Two excavators are assigned to the saprolite feeder full-time to maintain the desired material balance, except in the latter years when no saprolite is processed.

Bedrock drilling is done using up to four 270-mm-rotary drills completing 14-m deep drill holes on 8-m spacing. Three 165-mm drills will be used to drill pre-split holes, holes for controlled blasting close to the final pit walls and ore-control holes in saprolite.

1-61

Back to Contents

Haulage equipment requirements were calculated by measuring haul distances and grades for each bench in each phase. This information was then used in the Caterpillar Fleet Productivity and Cost analysis software to simulate cycle times, which were in-turn used to estimate truck requirements by period, which were adjusted to reflect the working hours per period, truck availability and operating efficiency. Truck cycle times ranged from about 10 minutes initially to a maximum of about 42 minutes at the end of the mine life. Annual truck productivity and operating hours required are shown in Appendix 3 (“Haul Roads”). Productivity values were estimated from vendor maintenance guarantees and experience from other operations.

Drill requirements were determined by estimating the number of drill holes required by period, the length of holes, the drill penetration rate, the available working hours per period, and operating efficiency. This procedure was applied to production drilling, controlled blasting drilling and saprolite ore-control drilling to arrive at the total number of drills required by period.

Mine support equipment includes that equipment necessary to maintain the pit, dumps and other roads, including the main access to the property. Additional support equipment is used in mine maintenance functions and installing and maintaining pit dewatering equipment. Cranes are included in the support equipment for use in mine equipment maintenance as well as for use at the plant.

Equipment requirements by period, replacement schedules and summary calculations are included in Appendix 2 (“Mining Equipment Requirements”).

1.10.11	Mine Manpower

Manpower requirements change with production rate variations. Expectations are that after start-up labour requirements will increase to a plateau and generally remain relatively stable over the life of mine with a slight increase about two-thirds through the mine life when an increase in stripping requires additional operators.

All salaried supervisory and technical labour, other than a few expatriate positions, are expected to be Venezuelan nationals. It is expected that over time, Venezuelan personnel will occupy all of the positions initially staffed with expatriates.

Employees will commute to the site by bus from the nearby towns, a distance of approximately 19 km or will be housed in the camp depending on their job function. Some hourly employees will be employed on a day shift basis only.

The mine manpower requirements are provided in Appendix 5 (“Mine Manpower Requirements”).

1.10.12	Discussion

Mining the Las Cristinas deposit presents unique opportunities and risks, the most significant of which are:

1-62

Back to Contents

1.	MDA believes that the single most important factor influencing mining is the amount of water entering the pit. It is very important to further characterize groundwater flows. MDA recommends that an aggressive program of testing under the guidance of experienced groundwater hydrologists be undertaken prior to or during the detailed engineering stage of project development. Work has already commenced on this subject.

2.	Explosives prices are high by general world-wide standards and reduction of these costs will improve the economics of the project. On the other hand, the Venezuelan agency that controls explosives within the country is a monopoly and may not readily reduce prices. Accordingly an allowance has been made in the operating costs to reflect uncertain explosives costs.

3.	Detailed production scheduling should be undertaken with the goal of improving project economics. Equipment requirements should be further evaluated and alternative mining methods considered. Other enhancements to the existing mine plan are possible which could result in improved economics.

4.	There is time during the first years of mining to optimize designs and methodology to enhance the operation, specifically:

•	Pit wall angles should be monitored over as long a period as possible prior to committing to mining the final wall thus giving time to analyze wall designs and improve on them. The early pit phases have been designed to be sufficiently inside the final pit walls to allow for changes to the ultimate pit design without significant impact to mining productivity.

5.	Further characterization of potentially-acid-generating waste rock and further remediation planning should be done to lower risks and avoid extra costs. During the first seven years there is limited acid-neutralizing waste available in the mine plan to encapsulate the potentially acid-generating waste. After year seven the situation is reversed and there is more than enough acid-neutralizing waste to encapsulate the SAPS waste.

6.	Pit pumping requirements can be reduced by capturing as much water as practical on upper benches and channelling it to sumps in the upper elevations of the pit. The catch benches at the base of the carbonate-leached bedrock are a logical choice for collecting water, since about half of the pit inflow is anticipated to be from the carbonate-leached bedrock and could be captured.

1-63

Back to Contents

1.11	Processing

	1.11.1	General

All equipment, with the exception of secure areas such as gravity concentration and the gold, electrical and control rooms, is located in open sided structures or outdoors. The processing plant is fenced for gold security reasons. Installed spare pumps are provided for all critical process streams.

The process plant consists of single line crushing, semi-autogenous primary grinding (SAG) followed by secondary grinding using a ball mill. A pebble crusher is incorporated in closed circuit with the SAG mill.

A gravity circuit is included in closed circuit with the cyclones in order to recover any coarse, free gold prior to regrinding in the ball mill.

Gold extraction is achieved in a conventional carbon-in-leach (CIL) circuit. Gold is removed from the loaded carbon by pressure stripping, electrowinning and smelting a gold dore product.

Flowsheets are presented on CD 3 “Process Flowsheets Rev 02” attached to this report.

	1.11.2	Primary Crushing

CLB and CSB ore is delivered by mine truck to the primary crushing station which is permanently located to the east of the process plant. The primary crusher product discharges via an apron feeder on the conveyor No. 1. Conveyor No. 1 discharges through a transfer tower onto the stockpile feed conveyor. The transfer tower allows for future discharge onto a second coarse ore stockpile required for 40 000 t/d operation. The primary crusher capacity is selected for 40 000 t/d operation.

	1.11.3	Ore Storage and Reclaim

CLB and CSB ore is reclaimed from the coarse ore stockpile using apron feeders located in the reclaim tunnel situated below the stockpile. The ore is loaded onto the SAG mill feed conveyor.

	1.11.4	Saprolite Handling

SAPO and SAPS ore is delivered by mine truck to the saprolite stockpile area. Saprolite is reclaimed by backhoe and dozers. Two backhoes feed two saprolite feed hoppers. Each hopper is positioned over top of an apron feeder. The apron feeders discharge on to the SAG mill feed conveyor. Both hoppers are operated at the same time.

1-64

Back to Contents

1.11.5	Grinding

The SAG mill feed conveyor delivers a combination of saprolite, CLB and CSB ore directly to the SAG mill. The SAG mill is driven by a clutch and pinion gear arrangement by a variable speed synchronous motor. The SAG mill discharge is screened by a double deck vibrating screen to remove over sized 12 mm pebbles. The 12 mm pebbles from the vibrating screen are crushed in a cone crusher prior to being recycled back to the SAG mill feed chute. Provision has also been made so the pebbles can be recycled directly back to the SAG mill without further size reduction or can be stockpiled outside the process plant building.

The under sized product from the vibrating screen drops into the cyclone feed pump box where it is combined with the discharge from the ball mill. The ring gear driven ball mill is powered by twin clutch and pinion gears. A load sharing device is provided for the two ball mill motors.

The three motors for the two mills are the same so that a common spare can be purchased if required.

The combined SAG and ball mill discharges are diluted in the pump box with process water and pumped to two cyclone clusters which sort the ore particles by size and returns the over size to the ball mill for further size reduction.

Also included in the grinding circuit is a gravity recovery circuit. A portion of each cyclone cluster is diverted over two vibrating screens with the under size fed to two centrifugal concentrators. Gravity concentrate from each centrifugal concentrator is stored in a secured holding cone until it is leached in a batch, high intensity cyanide leach reactor. Gravity and leach reactor tailings are pumped backed to the grinding circuit. The gold loaded solution from the leach reactor is pumped to a dedicated electrowinning cell located in the secured gold room.

1.11.6	Carbon-in-Leach (CIL)

Slurry from the grinding circuit cyclone overflow, after trash removal, is gravity fed to the thickener feed tank where slurry flows into a 50 m diameter thickener. The thickener overflow flows by gravity into the process water tank. The thickener underflow is pumped at 45% solids by weight into dual parallel 6-stage CIL circuits. Cyanide and lime are staged added to each tank train. On an intermittent basis, loaded carbon is pumped counter current to the slurry flow in order to increase the gold loading. Loaded carbon is removed from the head end of each tank train and is transferred to the acid wash vessel via a vibrating screen.

During the first three years of operation, process plant feed will average 80% saprolite and 20% CLB. Testing has shown that the thickening may not be effective with this ore blend. During this period, the thickener feed tank can discharge to a dedicated pump which will pump slurry directly to the CIL circuit, by – passing the thickener.

1-65

Back to Contents

1.11.7	Carbon Desorption and Regeneration

Loaded carbon captured by the vibrating screen drops by gravity into the acid wash vessel. A 3% HCl acid solution is pumped into the acid wash vessel and overflows the top and returns to the acid mix tank. Acid washing takes approximately 1 hour. After acid washing is complete, the spent acid is neutralized with sodium hydroxide before discarding it to the tails pump box.

The desorption elution cycle starts with the preparation of a 0.2% sodium cyanide and 1% sodium hydroxide solution in the barren eluate tank. The barren eluate is initially preheated by pumping through the elution heater and returning to the barren eluate tank until its temperature reaches 80°C. During elution, the barren eluate is then directed through a recovery heat exchanger, and then through the elution heater to bring its temperature up to 145°C before entering the elution column. Barren eluate solution at operating temperature and 450 kPa pressure enters the bottom of the elution vessel through in-line screens then flows up through the carbon bed. The solution desorbs the precious metals loaded onto the carbon then exits from the top of the elution vessel and passes through internal screens to retain carbon. The now pregnant eluate passes through the solution/solution heat exchanger where it transfers its thermal energy to the incoming barren eluate solution. The pregnant solution exits the hot side outlet of the heat recovery exchanger at 110°C. The pregnant eluate is further cooled in a water cooled pregnant eluate cooler to 90 °C. This pregnant eluate stream then flows to the pregnant eluate tank.

Stripped carbon is evacuated from the bottom of the elution vessel and is transferred to a vibrating screen at the top of the carbon reactivation kiln feed hopper. Carbon is screened out and drops by gravity into the hopper. Screen fines flow by gravity to the carbon fines tank. Water and fine carbon collected in the carbon fines tank is pumped through a plate and frame filter press to capture any carbon fines.

The activity of the stripped carbon is restored in a kiln. After passing through the kiln, the carbon drops out into a quench tank and is transported to the reactivated / fresh carbon sizing screen. Screened carbon drops by gravity to the reactivated carbon transfer hopper where it is mixed with washed fresh carbon. Screen fines flow by gravity to the carbon fines tank.

There is some carbon loss through attrition and is made up with fresh carbon. Mixed reactivated/fresh carbon in the transfer hopper is moved to the last leach tank in each train via a horizontal recessed impeller pump.

1.11.8	Electrowinning and Refining

Pregnant eluate solution from the desorption operation reports to the pregnant eluate tank. Pregnant eluate solution is pumped to four electrowinning cells (two rows of two in parallel). Gold metal is electrowon loosely on the stainless steel wool cathodes in the electrowinning cells. Depleted solution flows from the outlet of each cell to the barren eluate return tank and is then transported either back to the barren eluate tank or recirculated back through the electrowinning cells via the pregnant eluate tank.

1-66

Back to Contents

Pregnant eluate from the concentrate leach circuit is pumped to the leach reactor pregnant eluate tank in the refinery area. Pregnant eluate solution is transported from the tank to a dedicated electrowinning cell. Gold metal is electrowon loosely on the stainless steel wool cathodes in the electrowinning cell. Depleted solution flows from the outlet of the cell back to the leach reactor pregnant eluate return tank. After circulating through the electrowinning cell, the barren eluate solution is transported to the CIL circuit.

At the end of the run, the cathodes are removed from the cells; the gold bearing sludge is washed off and then pumped to a plate and frame filter press. The filter cake is retorted to remove and recover any mercury. The retorted filter cake is mixed with fluxes, usually borax, soda ash and occasionally sodium nitrate and fed to an electric induction furnace. The doré metal and slag separate in the furnace, and the slag is poured off to slag pots then the doré metal is poured into bars for shipment. The slag is broken up by hand to remove any precious metal inclusions and then recycled to the SAG mill by hand.

	1.11.9	Cyanide Destruction

The cyanide destruction process is air/SO2 using sodium metabisulphite as the source of SO2. Excess reclaim water from the TMF will be treated however provision for future treatment of CIL tailings has been made, if deemed necessary. Current Crystallex experience in Venezuela indicates that this will not be necessary. The cyanide destruction tank is fitted with an agitator consisting of dual impellers supported from a bridge mounted on the tank shell. Air is introduced through a bottom entering line to an inverted cone under the centre shaft of the agitator. The air bubbles then travel upward into the maximum shear zone of the impeller blades.

Sodium metabisulphite solution is added at a rate sufficient to reduce the free cyanide to below detection limits along with the level of weak acid dissociable (WAD) cyanide complexes in the tailings pond water. Provision is made to add lime slurry to maintain pH between 8 and 8.5.

1.12	Geotechnical Studies

This section includes a summary of the final reports on the field investigations undertaken in 2004 for Las Cristinas for the purposes of carrying out the detailed engineering designs. The complete three volumes comprising the report series are presented as three CDs attached to this report:

CD 4 “Field Investigations Report – Geotechnical Assessment, Volume 1 - 334401-0000-4GRA-0001 Rev. 00 November 2004”

CD 5 “Field Investigations Report - Environmental / Hydrogeological Assessment, Volume 2 - 334401-0000-4ERA-0001 Rev. 00 December 2004”

CD 6 “Field Investigations Report – Open Pit Slope and Waste Dump Stability Study, Volume 3 - 334401-0000-4URA-0001 Rev. 00 December 2004”

1-67

Back to Contents
1.12.1	Field Investigations Programs and Findings

Process Plant

From the findings of the extensive 2004 field investigation program in the process plant area, consisting of 19 boreholes and 12 test pits, kaolinite and saprolite were found to depths from generally 25 to 60 m. Rock outcrops were observed through the ore stockpile area, and a shallow depth narrow dyke rock formation was also noted near the CIL tank farm area. An intermediate saprock layer was estimated to be typically 10 to 40 m thick at the plant site. A geophysical seismic survey was also carried out in order to evaluate soil dynamics properties at the process plant site.

The kaolinite/saprolite layer comprises the main foundation unit. These types of soils often retain the original rock structure or some form of microstructure and are over consolidated compared to transported soils. As a result of the weathering in tropical climate, the density, compressibility, and plasticity index of these soils are likely to be less than, and the strength and permeability are likely to be higher than corresponding temperate region soils. Chemical analyses were carried out on the soil and groundwater to assess the aggressiveness to buried concrete foundations and structural steel.

Tailings Management Facility

Bruce Geotechnical Consultants Inc. (BGC) undertook the first field program for the TMF area. (BGC), in 1994 and 1995, which was reported in the Las Cristinas Feasibility Study in 1996. BGC drilled 9 boreholes, dug 27 test pits and carried out geologic mapping of outcrops. In 2004, SNC-Lavalin undertook an extensive program of 15 boreholes and over 30 test pits.

Although remarkably non-homogeneous over the entire TMF site, the subsurface generally, in descending order from surface to bedrock, consists of a thin, discontinuous local layer of laterite, a 5 to 50 m thick saprolite layer, followed by up to 25 m of saprock, and carbonate leached bedrock (CLB) and stable bedrock (CSB). Although the stratigraphy is not uniform, design parameters are recommended for the sequence of geological units most representative of the area. The foundation material immediately beneath the tailings area appears to consist of predominantly firm to hard, low permeability saprolite with permeability values on the order of 1x10-6 cm/s, which is considered a good foundation for dam construction and hydraulic containment of mine tailings. Unacceptable soft soils beneath the dam will have to be identified during foundation preparation and removed to expose fresh, firm in situ low permeability soil.

Pinhole dispersion and Emerson dispersion classification tests and X-ray diffraction analyses were undertaken to identify the presence of any potentially swelling minerals. The results indicate that most of the saprolite soil tested will not pose a problem.

Low lying flooded and swampy areas within the TMF basin and embankment footprint areas were manually probed to define the bathymetry and thickness of soft sediments. Typically water depths ranged from 0.4 to 3.6 m, and the soft sediments ranged from 0.1 to 1.1 m in thickness. Additional investigation is recommended at the low lying areas for the detailed design of the dam shell in conjunction with the dam raises.

1-68

Back to Contents

The field investigation in the TMF area included several types of field tests to measure the in situ hydraulic conductivity using either the rising/falling head or constant head method. Packer tests were carried out in selected boreholes to provide a quantitative indication of the rock mass permeability.

Open Pit

The ground surface in the Conductora open pit area is disturbed with elevations varying in the range of 125 to 142 with numerous man-made pits and higher ground. The observations from 5 boreholes at three locations for pit assessment (OP series) drilled within the pit area, indicate that the subsurface is remarkably non-homogeneous over the entire site but comprise generally a 25 to 63 m thick saprolite layer underlain by 0 to 47 m of saprock which in turn is underlain by a 8 to 47 m thick CLB layer. The CSB is encountered at about 42 to 146 meters below the ground surface.

A series of 15 boreholes at three locations for the dewatering assessment (DW series), were installed to investigate the hydrogeological conditions in the vicinity of Conductora pit, for the purposes of evaluating the potential groundwater inflow into the pit and to ultimately provide information for the evaluation of the pit dewatering requirements during operation.

Numerous piezometers, monitoring various stratigraphic units, were installed in several boreholes so that in-situ hydraulic conductivity (k) tests could be performed to characterize the hydraulic conductivity of the various stratigraphic units.

Within the stratigraphic sequence encountered at the site, the CLB layer behaves as the main aquifer unit. This unit has the highest hydraulic conductivity, and hence transmits the bulk of the groundwater in the subsurface. The saprock, depending on the site specific texture, will behave either as an aquifer or aquitard. In some locations, the saprock is more of a massive saprolite with scattered rock fragments within the saprock matrix, and in other locations, it is more of a fractured rock, and has k values similar to the CLB. The CSB, at the base of the stratigraphic sequence, acts as an aquitard

Waste Rock Dumps and Ore Stockpiles

Based on the results of 6 boreholes and 6 test pits carried out in 2004, the subsurface conditions for the waste rock dump and stockpiles were found to be heterogeneous but generally similar in stratigraphy to the tailings area. The foundation in several locations has scattered occurrences of tailings from the small miners operations as well as oxidized saprolite containing random zones of kaolinite. The consistency generally increases with depth, becoming very stiff to hard below the 8 m to 15 m depth range. There are soft areas randomly spread throughout the area, particularly near streams and swamps, and the old tailings deposits.

1-69

Back to Contents

Consolidated undrained triaxial testing was carried out on undisturbed saprolite samples and relatively high pressures up to 700 kPa applied to investigate the shear strength parameters and collapsibility of the foundation soils. Based on the testing and observation, the in situ saprolite is considered a good foundation for the waste dumps and the saprolite ore stockpiles. Very soft soils in swamp areas however will need to be identified during waste placement and removed to expose fresh firm in situ saprolite or covered with up to 2 m of compacted rockfill. Abandoned water ponds should also be levelled off with rockfill.

The waste dumps are raised gradually, thereby allowing the foundation conditions to improve. The relic rock structure of the foundation soils facilitates quick drainage, preventing the build up of pore water pressures and in turn loss of strength. Liquefaction is not a concern. Furthermore the subsurface conditions improve with depth and as the dump configuration increases, the loading influence zone becomes deeper, and thus mobilizing greater bearing support preventing any potential bearing capacity failure.

With respect to the north and south ore stockpiles the subsurface conditions are adequate to support the proposed ore stockpile. However, the proximity to the open pit needs to be considered as it may impact the pit slope.

Construction Borrow Materials

An extensive field program, consisting of both boreholes and test pits were carried out to investigate borrow materials.

Clay Borrow

The interior basin of the TMF area comprises the saprolite clay borrow source for the Zone 1 fill section of the dam. Laboratory tests were carried out on bulk samples obtained within the upper 3 to 4 m to establish material suitability. The results indicated that the saprolite borrow material will generally form a very low permeability barrier, within a compaction range of 90 – 100% of the standard Proctor maximum dry density.

Pinhole dispersion classification tests have been carried out on remoulded and undisturbed samples representing constructed embankment and foundation material, respectively. Pinhole dispersion classification testing has confirmed the non-dispersive nature of the soil but has indicated some swelling potential. Accordingly, it is recommended that moisture ingress to the material be kept to a minimum.

The natural moisture content of the saprolite inside the TMF is mostly higher than the optimum moisture content for construction, as determined from the laboratory standard Proctor test. In general, field experience indicates that cohesive, low permeability material such as saprolite cannot be properly compacted and cannot support heavy construction traffic, at a natural moisture content much higher than the optimum moisture content without scarification and aeration until the water content is within the specified limits. Special compaction simulation with penetration measurements, and pore pressure simulation testing has indicated that compactability and constructability with the saprolite material can be achieved satisfactorily at natural moisture content up to approximately 10 percent above the optimum moisture content. Consequently virtually all material in the basin within the depth investigated is suitable for construction.

1-70

Back to Contents

Sand, Granular B and Fine Concrete Aggregates

The on-site sand and gravel deposit, located south of the TMF Borrow Pit, is a suitable source for filter sand and granular B as well fine concrete aggregates. The investigation test pit program confirmed its suitability in terms of quality and quantity, and defined processing requirements. Processing requirements include sorting, selection, screening and/or washing, as needed to satisfy technical requirements. X-ray analysis was also carried out on sand and gravel samples to identify the presence of any abnormal material and any potentially swelling minerals, and petrographic analysis related to their durability performance. Neither deleterious nor swelling minerals were detected.

Granular A, Structural Rockfill and Coarse Concrete Aggregates

The search for rockfill and granular material for use as coarse concrete aggregates and road running/wearing surface was exhaustive, with a variety of sites investigated including the Albino open pit, km 26/27, km 77, km 79, km 81, km 87/88 (Carabobo concession), km 91 (Santa Teresa), km 95, La Victoria mine and the Tomi mine non-mineralized wastes. Rock core samples were collected from these offsite quarries and were tested for mechanical and chemical properties. The investigation of quarry sources was modified during the course of the field work in response to a variety of factors including insufficient quantities of suitable materials, difficulty in obtaining either access or permits for undertaking drilling or test pitting, and ownership issues. The outcome of the search was that only the Tomi mine site was selected.

Acid rock drainage prediction testing and humidity cell testing (kinetic testing) was carried out on potential quarry sources for production of aggregates and rockfill for construction. Rocks from potential quarries for aggregate source and construction purposes were tested for abrasion losses, point load and unconfined compression strengths, water absorption and specific gravity. X-ray diffraction analyses and petrographic examinations were also carried out on the site borrow materials to investigate the presence of swelling clays and potential abnormal constituents. The finding is that no deleterious substance was detected.

Water Management Facilities

The 2004 field investigation of the water management ponds and the 8.8 km long Quebrada Amarilla stream diversion channel consisted of one borehole and 9 test pits. In general the subsurface conditions encountered were very similar to that for the open pit, process plant and TMF areas. The main geotechnical concern for certain segments of the diversion channel is the scattered presence of mine tailings resulting from activities of small-scale miners. The tailings are very soft and are expected to cause difficulties with excavation and hauling of these materials during construction.

1-71

Back to Contents

Infrastructure

The 2004 field investigation for the major infrastructure facilities consisted of 6 boreholes and 4 test pits along the access road at the major bridge sites and 4 test pits at the possible future airstrip location. The investigation for the sanitary landfill site included drilling a total of 5 boreholes and installing piezometers, and the excavation of 5 test pits.

In general similar regional saprolite soils are found regionally at the sites investigated, except for the landfill site where the saprolite is thinner and more permeable, characterized by sand and gravel lenses.

1.12.2	Design Recommendations

Plant Site Foundations

Design parameters and bearing capacity recommendations have been generalized for the process plant site with specific recommendations for each main structure. Recommendations have also been provided in the report for the design of earth retaining structures, concrete floors on grade, and retaining wall earthworks.

In general, shallow spread foundations are viable. The design of the spread foundations will need to take into account a high groundwater table and in some areas replacement of the upper high moisture content saprolite stratum with less compressible granular structural fill.

Since foundation soils are prone to deterioration (structure and strength) on exposure and ingress of water, foundation excavations will be protected from ingress of surface or groundwater collecting within excavations and be protected with a lean concrete slab (mudmat) immediately on completion of excavation.

Design parameter recommendations included an alternative type of foundation support using piles for heavily loaded settlement sensitive structures. However it was demonstrated during design that piling was not necessary, provided that in one area, the CIL tank farm area, special consideration on loading of foundations prior to final piping hook-up is carried out. As well, instrumented large-scale test ramp type fill will be carried out in the CIL tank farm area to better define foundation compressibility parameters and refine settlement estimates.

TMF Site Foundation

The TMF basin area selected as a borrow source and the dam footprint will be cleared of vegetation, to expose a saprolitic/kaolinitic soil suitable as an Zone 1 low permeability core for dam construction and as a base for dam construction. Generally the localized high ground in the dam proximity will be the areas levelled off to provide borrow material.

1-72

Back to Contents

Apart from some low lying areas requiring advance dewatering, the majority of the dam perimeter will provide a good foundation with only limited topsoil removal. To ensure seepage in the upper saprolite foundation is limited, a 1.5 m deep cut-off excavation, backfilled with low permeable select saprolite will be completed around the perimeter to remove sand lenses or quartzite bands randomly encountered during the field investigation. A number of quartzite bands, which have survived over geological time because of their durability to weathering, were noted along or near the dam alignment. A deeper cut-off trench may be required in these areas to ensure all preferential seepage pathway is terminated along the quartzite bands and/or a low permeability saprolite blanket placed upstream of the dam location.

The groundwater table has been observed to fluctuate with the topography and is expected to vary with the seasons of the year. For design purposes, the groundwater table is considered close to surface.

Swelling potential of foundation material has been assessed by examining mineralogy as revealed by X-ray diffraction results and plasticity index. Mineralogical composition of saprolite or foundation soils do not contain potentially swelling minerals. Further, groundwater is likely to stay close to the ground surface in the TMF area and no abrupt moisture changes are anticipated thereby further minimizing any potential for swelling or shrinkage.

The dispersive character of foundation soils was examined by carrying out pinhole tests on undisturbed samples. Results have shown that the foundation materials are non-dispersive in nature.

Open Pit Slopes

The Conductora open pit field investigation and stability analyses were carried out based on the earlier recommendation of Brawner Engineering (2003). Three strategic locations were selected for deep boreholes, undertaken in 2004, to obtain saprolite and rock specimens. Extensive testing was undertaken to determine strength parameters.

The stability analysis results based on the new test data indicate that the overall angle in the saprolite and saprock should be revised from the existing feasibility level design of 35° to a flatter 31°. Other changes for each wall are as follows:

East Wall: The analysis suggests that the face angle in the saprolite be revised from 70° to 45° due mainly to the orientation of foliation dipping west at about 45°. The saprock face angle is 45°. The face angles for CLB and CSB remain unchanged. The recommended bench width should be adjusted to fit the face and the overall slope angles.

West and North Walls: The face angle of the benches remains the same at their current angle of 70° for saprolite. The face angles for CLB and CSB remain unchanged. The bench widths may require adjustment to fit both the face angle and the overall angle.

1-73

Back to Contents

South Wall: The original slope of CLB and CSB was selected as 25°, based on the assumed existence of the presumed fault. A newly developed surface structural map showing clearly major faults does not show any presence of any fault at the southern portion of the pit. No evident signs of the low angle fault have been observed in the cores reviewed. As such and assuming that no fault exists in the area, the 25º angle for the south slope can be improved to a steeper angle similar to the north wall slope with overall angles of 45º and 55º for CLB and CSB, respectively Based on the above, the following additional procedures are required:

•	The geomechanical behaviour of the saprock is assumed similar to, if not better than saprolite. However, the saprock may have weak zones that could impact on the stability of the pit slopes. Additional investigation is recommended to better define relevant saprock geomechanical parameters, and if necessary revise the slopes;

•	Pit development should include assessment of slope performance to allow adjustment to the slope geometry

•	A detailed wedge stability analysis should be carried out as soon as the pit is developed to the point when structural mapping can be conducted on CLB and CSB in order to update slope geometry, if necessary.

•	Local slope/wedge sloughing may occur on hidden joints surfaces. Should this occur, the sloughing and associated geological structures be mapped and examined by an engineering geologist and any unstable slope flattened as needed. A structural geology model may need to be developed and its impact on overall slope stability assessed;

•	Drying of the clay and silt saprolite may result in the development of tension cracks and degradation of excavated surfaces. Tension cracks may be present behind steep excavation faces and rain water may percolate and create high pore water pressure and destabilize the slope. Adequate runoff diversion is required and routine, ongoing inspection and monitoring are recommended.

•	Drainage measures, such as horizontal drains, may be required at localized areas where preferential seepage is observed to maintain slope stability.

•	An operation manual is needed for safe development and operation of the pit and waste dumps.

•	Although the present investigation did not confirm the presence of the thrust fault at the south wall additional observations and investigations should be carried out between now and the time when the pit is advanced to the presumed fault location.

•	Existing piezometers should be read on say a quarterly basis, to monitor the water level variation with pit development and seasonality and to predict and model water inflow to the pit.

•	New inclinometers are recommended at strategic locations to monitor pit slope movement and safeguard mine operation.

Waste Dump and Ore Stockpiles

The waste dump and stockpile area comprises three waste dumps and two saprolite ore stockpiles. The three waste dump areas are the North (main dump), South and West dumps. The waste dumps serve two primary purposes, the storage of uneconomic material, subdivided into saprolite and bedrock, that must be removed from the pit, and the encapsulation of materials that may potentially produce acid mine drainage and/or leach heavy metals.

1-74

Back to Contents

Slope stability analyses were undertaken for the waste rock dumps and the saprolite ore stockpiles. Waste dump stability was assessed for both encapsulation and waste rock only cases. The ore stockpiles were analyzed for both the stability of the stockpiles themselves on an essentially level saprolite foundation, and with respect to establishing the requirements for a safe distance from the adjacent Conductora open pit.

The waste rock dump criteria was an overall height limited to 100 m. The waste dumps would be raised in 30 – 40 m maximum stages in 10 m lifts. The angle of repose between benches is expected to be 37 degrees.

The north dump is planned to encapsulate potentially acid generating material. An internal constructed berm section will contain this material such that the dump would remain saturated for the analysis. The south and west dumps will contain only “clean” waste material. The overall outer slope of the encapsulated North Waste dump was determined stable at 3H:1V, and the other dumps can be raised steeper at an overall 2.25H:1V slope.

The saprolite ore stockpile will be in a developing and depleting process through the mine life to recommended heights not exceeding 30 m with an overall slope of 3.5H:1V. A distance of 50 m should be maintained between the toe of saprolite ore stockpile to the Conductora open pit rim.

Open Pit Hydrogeology and Dewatering

Modelling was undertaken using the software program Visual MODFLOW to estimate groundwater inflow into the Conductora and Mesones open pits during selected periods of the mine life. The model considered hydraulic conductivity values assigned to the various layers, based on the field testing carried out in 37 boreholes around the site. It also included recharge gain and evapotranspiration loss. The volume of groundwater inflow is estimated as an annual total for years 1 to 5 of the mine operation and in five-year increments from year 10 to the end of the mine life at year 35.

The results of the preliminary modelling indicate that the rate of inflow into the pits will increase from an estimated low value of 34 L/s (2,915 m3/d) in the first year to an estimated high of 432 L/s (37,280 m3/d) in the final year of operation. However, because of limitations in input data, and model configuration, the results should be applied with caution. It is recommended that a large factor of safety be added to the groundwater inflow rates for design purposes.

It has been recommended that, a minimum of two pumping wells within the perimeter of the proposed pit be drilled and tested. The pumping tests should include both step-test and 72-hour constant-rate tests. The data from the pumping tests would be analyzed using methods appropriate to the hydrogeological conditions. In this way, values for transmissivity and storativity could be determined. These would be used to refine the model input parameters and for simulation purpose to provide more confidence in the results of the modelling. It is to be noted that at writing of this report, such a pumping test is in progress.

1-75

Back to Contents

Infrastructure Foundations

The civil infrastructure components involving earthworks construction consist of the access road, diversion channel, haulage and service roads, parking areas, tankage spill containment ponds, site runoff containment ponds, ditching, and bermed fuel storage containment pond. Each of these areas will require clearing, stripping, rough grading and ditching, prior to construction. Sediment control measures will be required during construction

Haulage and Service Roads

For design of roadways and haul roads, the existing ground can be considered as “fair subgrade” and the roads designed accordingly. The stiff to hard, saprolite and kaolinite subgrade can be easily excavated with conventional earth moving machinery.

Foundation options, with recommended allowable bearing capacity, are described for the main access road bridges. In addition, subsurface conditions, together with the recommended design parameters, are provided for culvert and other river crossings along the access road. The preferred design recommended for the bridge sites is for the abutment sections to be founded on caissons. Multiplate culverts will be suitable for smaller watercourse crossings.

Diversion Channel

In general, the permanent excavation side slopes for the diversion channel are recommended as no steeper than 2H:1V in saprolite. Flatter slopes will be required in areas with significant tailings. Shallow permanent excavation of less than 2 m, or temporary slopes may be excavated to 1.5H:1V.

Some difficulties are anticipated in several section of the diversion channel as a result of the need to provide temporary dewatering measures. Excavation is best scheduled during the dry season if possible.

Water Management Ponds

It is expected that all site water management ponds can be excavated without difficulty by scrapers or backhoe to the lines and grades shown on the drawings. Unless lenses of sand and gravel are encountered, it is expected that the ponds will be relatively impermeable, after moisture conditioning and proof rolling of the saprolite clayey silt soil surface.

1-76

Back to Contents

Landfill

On the basis of the investigation indicating a relatively high hydraulic conductivity (2.8 x 10-3 to 1.3 x 10-4 cm/s) and high water table, the landfill at this location will be engineered to limit the potential for contamination of the groundwater in this environment.

Airstrip

The future airstrip site investigated is expected to have generally uniform subsurface conditions, consisting of stiff to hard saprolite overlaying hard to very hard saprolite/saprock. In situ ground conditions are relatively good and no ground improvements are envisaged for the airstrip construction. A combination of saprock and saprolite need to be considered for subgrade construction and the mix proportion and properties further investigated.

The existing airstrip by the Construction Camp has been recently extended to 1 km and asphalted. This will be used for the foreseeable future.

1.13	Tailings Management Facilities and Water Management

This section includes a summary of the final design report for the tailings management. The complete two-volume document including appendices is presented as a CD attached to this report:

CD 7 “Tailings Management Facility Design Report - 334408-4400-4GRA-0001 Rev. 00 June 2005 ”.

	1.13.1	Design Basis and Criteria

The TMF has been designed to internationally and nationally accepted standards to provide a facility for the safe and environmentally acceptable storage of process tailings wastes. Both internationally and nationally recognized dam designers and reviewers have been involved in design of the starter dam, and continue to be involved in the design development for future raising of the TMF. The design has taken into account the requirements for rehabilitation in the final years of the mine life.

The ore production rate is based on a 20,000 tpd scenario and with a reserve of 277 Mt, a 38 year mine life is expected, which will produce about 10.2 M ounces of gold. This 20,000 tpd scenario forms the basis for the present design. However, the present TMF basin has the capacity to store the new, updated ore reserve of 295 Mt, for which the mine would operate for a total of about 41 years to produce 12.5 M ounces of gold, at $350/oz gold price.

The design will take into account the requirements for closure at the end of the mine life.

1-77

Back to Contents

Design criteria for the TMF were selected to optimize groundwater protection, physical stability and mine closure conditions, and to make maximum use of mine waste materials in dam construction on a cost effective basis. Due to the presence of cyanide in the tailings slurry, the TMF was designed for no uncontrolled releases to the environment and to be able to withstand a maximum credible earthquake. In addition it was designed to contain the runoff from a 24 hour probable maximum flood event, based on internationally and nationally accepted practice and risk ratings. Low concentrations of cyanide are expected in the tailings pond due to natural degradation and attenuation, such that the contaminant level in the seepage is low. A seepage collection facility is designed to intercept the seepage to the maximum extent practical.

For static loading conditions, the TMF has been designed with a minimum factor of safety of 1.3 during and at the immediate end of starter dam construction with an excess of pore water pressure in the saprolite dam fill and foundation soils. A factor of safety of 1.5 applies for the starter dam at maximum capacity and for subsequent dam raising construction, and upon closure with a maximum normal operating pond level. A minimum factor of safety of 1.1 applies for initial evaluation under seismic loading using pseudo-static analysis.

1.13.2	Tailings Characteristics

SGS Lakefield Research Limited conducted tests on selected samples of Las Cristinas tailings to determine particle size distribution, one-dimensional consolidation properties, dry density, void ratio and hydraulic conductivity, and settling characteristics. It is observed that the predominantly silt sized tailings will have low densities as discharged, which will increase to substantially higher densities as loading is applied from tailings deposition.

Although no sign of acid generation was observed in the laboratory, the potential for the mixed bedrock tailings to be reactive (locally or partially) in the long term cannot be ruled out completely at the present time. For TMF closure, a non-reactive SAPO tailings mixed with bedrock tailings will be processed towards the end of mining operation and discharged over the potentially reactive tailings (containing sulphides saprolite) beach to form an inert cover.

1.13.3	TMF Design

Tailings Deposition Schedule

The deposition method proposed for the Las Cristinas Project is a subaerial technique with perimeter spigotting of tailings. The aim of this method is to remove as much water as possible from the tailings at the time of deposition and to increase the in situ dry density to the maximum extent possible by desiccation.

The initial tailings storage involves construction of essentially homogeneous saprolite earthfill starter dams, with a downstream drainage system. The crest elevation of the starter dam is 141 m and this involves a maximum height of 13 m. The final TMF design has accounted for year by year infilling of the basin with combined saprolite and bedrock ore tailings, taking into account the beach slope configurations, and pond water management in order to arrive at annual required perimeter embankment crest elevations. On the basis of a planned 38 years of production of 277 Mt of tailings, the ultimate dam is expected to be raised to a final elevation of 193 m or some 55 metres high above the average original ground. With the new reserve of 333 Mt of ore, the dam is expected to go to an approximate elevation of 202 m or some 71 metres high on average.

1-78

Back to Contents

Site, Alignment and Dam Geometry Selections

Previous studies by BGC (1996) identified a tailings facility comprised of two cells. The current design is one cell. The initial development of the TMF involves clearing of vegetation along the perimeter dam alignment in several fronts, subsequent or concurrent with which the perimeter dam will be constructed to provide first two years of tailings storage. It is planned to build the entire perimeter starter dam to form a single tailings storage basin prior to start-up, with a homogeneous saprolite fill access causeway section only out to the water reclaim barge. In the early stages of construction, it will become apparent if such a schedule can be maintained to complete the entire dam construction prior to discharge of tailings. As a contingency measure therefore, the TMF can be built of two approximately equally sized storage cells (east and west), should the entire basin not be completed in time for start-up. This arrangement allows the east cell to be built first for year 1 tailings disposal, while constructing the west in the second year, thus easing the construction effort and schedule. The east and west cells will be merged into a single basin for the tailings generated over the remaining life of the project. The proposed dam alignment differs from that proposed by BGC. The tailings dam does not extend as far south as the previous layout since there is an area of sand and gravel deposit along the former south dyke perimeter. This material is not suitable as a foundation material and therefore, the alignment was adjusted. The alignment of the tailings dam was selected to provide a natural low permeability foundation, to provide sufficient storage for tailings and water management, and to utilize available natural topographic conditions.

As part of final design, an exhaustive review was made of the constructability and economics of a number of alternative dam design cross sections with input solicited from an independent geotechnical engineer reviewer. The starter dam section is essentially a homogenous saprolite fill with a filter sand toe and finger drain system. The final raised dam design cross section is a Zone 1 saprolite core, with a graded filter section downstream comprising a Zone 2 filter sand, Zone 3 transition and Zone 4 fine rock fill. The bulk of the dam in the downstream section for the raised dam is a Zone 5 select mine rock fill.

Water Management

A detailed analysis of TMF water management was undertaken with a deterministic computer spreadsheet water balance model developed for the TMF basin to simulate annual tailings deposition and all water inputs and outputs. The water balance model takes into account water surplus to the interstitial pore water storage (variable as the tailings density changes), precipitation events, evaporation and evapotranspiration from the water pond and beach sections, seepage through and under the dam section, and the net water accumulating within the perimeter section between the dam and the perimeter road.

1-79

Back to Contents

A calculation was made of the variation of TMF pond water volume during mine operations. Several cases were analysed including average climatic conditions and above average rainfall sequences to simulate the response of the reclaim pumping system and the resulting pond volumes. Below average rainfall was also examined to evaluate the volume of water expected to be available for startup under unusually dry conditions.

The water balance model indicates a requirement to maintain a significantly large central water pond during normal operations to provide sufficient water during the drier months of the year. Based on the base case scenario as modelled, the pond volume is expected to fluctuate during normal operations between the annual minimum of 500,000 m3 to an annual maximum of 3,900,000 m3. Under normal climatic and operational conditions, the runoff from the probable maximum precipitation can be safely stored on the tailings beach, above the maximum normal operating volume, even if it occurs when the pond is at it maximum normal operating level in September or October. The pond can be pumped back down to normal operating range with the reclaim pumps over a period of 6 months.

For a 3-year sequence of 1 in 10 year wet season rainfalls, estimated to have a return period of about once every 50 years, the additional volume could be safely stored in the first year on the tailings beach and still leave capacity for the probable maximum precipitation. However mine operators may have to take contingency measures if they see that the pond volume is increasing steadily over the next two years. It may be necessary to temporarily provide additional reclaim pumping and cyanide destruction to allow safe discharge of the excess water in the second and third years.

The bulk of the water used in the processing operation will be obtained as reclaim water from the TMF. This will be accomplished by installing a barge mounted pumping station set up in the central area of the basin to recycle water from the tailings basin to the plant site. Three vertical turbine pumps will draw water from the tailings pond and discharge the water through an HDPE / carbon steel reclaim water pipeline to the process plant and cyanide destruction plant. One or two pumps will operate with the third one on stand-by.

Dam Raising Considerations

The crest elevation for the TMF starter dam and the annual dam raisings were established based upon a stage storage curve plot of elevation against storage volume. The annual storage requirements include settled solids tailings, along with interstitial porewater, water storage from excess process water combined with precipitation water, and an allowance for a 24 hour probable maximum precipitation (PMP) storm event. The crest elevation also makes provision for a minimum one-metre freeboard allowance.

1-80

Back to Contents

Dam Stability and Seepage Analysis

Seepage analyses were carried out for the starter dam, intermediate height dam and the ultimate height dam, to estimate the seepage through the dam for the purpose of sizing the internal drains, as well as examining foundation seepage and the effectiveness of the perimeter collection ditch.

The seepage analyses were based on foundation strata and embankment and tailings hydraulic conductivity values derived from extensive field and laboratory testing as well as engineering experience. Seepage rates were defined with the aid of the computer model SEEP/W, that provides an analysis of the movement of groundwater and the pore-water distribution throughout a discrete area. The seepage analysis indicated that some seepage will bypass the perimeter seepage collection pond, by flowing through the underlying carbonate leached bedrock.

The quantities of the bypassed seepage are approximately 91.1, 65.5 and 61.6% of the total seepage, for the starter, intermediate and ultimate dams, respectively. It is noted, therefore, that the conventional surface seepage collection system is not very effective in intercepting deep seepage emanating from the TMF. The reason is that the pervious CLB layer lies below the low permeability saprolite and beyond the depth of the seepage collection system.

Dam stability analyses were carried out using geotechnical parameter values established from laboratory test results on samples obtained from the 2004 field investigation of the TMF area. The analysis results indicate that the starter dam with crest elevation 141 masl and the ultimate dam, which could have a crest elevation as high as 202 masl, have an adequate factor of safety under static and seismic loading during both operating and closure conditions.

Tailings deposit and shallow foundation saprolite have been identified as susceptible to liquefaction, mainly because of their silt size gradation, loose state, and generally poor drainage. Only the ultimate dam case was analyzed for liquefaction since it represents a more critical scenario. The results indicate that during a design earthquake, liquefaction is likely to occur within the upper 20 m zone of the tailings deposit only. Although liquefaction could occur, the dam will be stable as it is designed to withstand such an event.

An empirical analysis was made of dynamic deformation of the dam under earthquake conditions, based on case history calibration. The conclusion was that no significant displacements are expected during a design earthquake, and the relative degree of damage is expected to be “none” to “minor”.

Contaminant Transport Modeling

The contaminant transport modelling was undertaken using the computer program CTRAN/W to predict whether the concentration of contaminants of concern in the groundwater within the CLB that bypasses the seepage collection pond would meet the applicable criteria for the protection of groundwater. Most parameters (i.e. hydraulic conductivity, porosity) that affect contaminant migration were determined as part of the seepage analysis, however, diffusion, dispersivity and attenuation coefficients were also required for the contaminant transport model. These were initially estimated from literature and generally accepted values.

1-81

Back to Contents

Once the CTRAN/W model was set up, a number of different scenarios were examined based on varying the contaminant source concentration, instantaneous or staged tailings deposition, and contaminant attenuation. Because of the uncertainty of the contaminant concentration levels within the tailings deposit, the initial concentration of WAD cyanide was varied from 0.5 mg/L to 50 mg/L. An initial copper concentration of 25 mg/L was used as this is expected to be the concentration of copper in the process plant tailings solution sent to the TMF.

The modelling predicts that the concentration of copper in the groundwater that flows in the CLB beyond the seepage collection pond will meet the acceptable criteria.

If attenuation and decay are considered (using coefficients from published sources), with a source concentration of 12 mg/L or less WAD cyanide in the tailings porewater, the resultant concentration within the groundwater that flows in the CLB beyond the seepage collection pond will meet the regulatory criteria (0.5 mg/L) WAD cyanide in perpetuity.

The modelling predicts that there is the potential for migration of cyanide in the groundwater in the CLB beyond the compliance boundary, depending on the parameters used in the modelling. Key parameters that impact the model results are the source concentration of cyanide and the consideration of attenuation. In order to provide a more realistic representation of the model results, an investigation at the nearby Revemin mine site was conducted to investigate the in situ concentration of cyanide within the tailings with depth.

The investigation consisted of drilling nests of three separate boreholes with piezometers at two locations, TT1 and TT2, and hand collecting samples at location SA3. The soil/tailings samples were collected in Shelby tubes, and were carefully stored in a cool dark room free of sunlight to minimize contaminant loss due to the volatilization and degradation of cyanide, particularly avoiding air and sunlight. The soil was quickly extruded and the porewater was squeezed out of the soil using into bottles and sealed. Analysis was done at the laboratory at the Revemin mine site.

A contaminant profile through the tailings into the underlying saprolite shows the concentration of WAD cyanide in the various layers at location TT2. In the exposed tailings layer, the concentration of WAD cyanide decreases at the tailings surface, due to the degradation by sunlight and volatilization, creating therefore an upward gradient and migration of WAD cyanide. The layer beneath this, the mixed tailings, represents the concentration of the bulk of the tailings material, and is equivalent to the bulk source concentration of WAD cyanide in the tailings porewater. The bottom tailings, at this location, shows lower concentration than the bulk source concentration as a result of the migration into the underlying saprolite as well as likely decay/attenuation that may be due to a combination of precipitation and complexation of cyanide with metal species present in the tailings porewater.

1-82

Back to Contents

The analytical results from the field investigation were used to refine the expected source concentration of cyanide, and the concentration profile of observed WAD cyanide was used to back-calculate attenuation parameters for cyanide that were then used to refine the model. The model was re-run with the field derived attenuation values. The derived coefficients obtained from the Revemin site allowed the source concentration (tailings porewater WAD cyanide) to be 31 mg/L or less and still meet the regulatory criteria of 0.5 mg/L WAD cyanide in the groundwater that flows in the CLB beyond the seepage collection pond.

At Revemin, the maximum concentration of WAD cyanide measured in the tailings porewater is in the order of 2.5 mg/L compared to the maximum concentration of 145 mg/L measured in the pipe discharge. The lower values in the tailings porewater are attributable to degradation that occurs due to a combination of volatilization, degradation by sunlight, adsorption to soil particles, and complexation with metals present in the tailings.

As shown by the modelling, there is a great variability in the projected groundwater plume configuration of cyanide depending on the levels of attenuation and decay that will actually occur in the environment. As a result, in order to ensure the safe operation of the TMF facility, and to ensure that no unacceptable off-site impacts of cyanide (or other contaminants) occur in the groundwater, it is recommended that a comprehensive groundwater monitoring program be instituted that would include monitoring the groundwater and tailings porewater. At about year 5, there should be sufficient monitoring data to calibrate and verify the contaminant transport model, and subsequently evaluate the potential for off-site impact; and develop contingency measures, if required.

It is also recommended that engineering and operational measures (spigotting of tails, deep drainage system, downstream seepage collection) be considered to reduce the potential loading of cyanide in the tailings facility, as may be required depending on results of the on-going monitoring. Based on the field observations from the investigation at Revemin, where the maximum tailings porewater concentration of WAD cyanide observed is 2.5 mg/L, though the tailings pipe discharge maximum observed is 145 mg/L, it is not expected that cyanide destruction of the tailings will be required. Nevertheless, should monitoring of the WAD cyanide in the tailings porewater at Las Cristinas indicate that insufficient natural degradation of cyanide occurs, then the cyanide destruction plant that is proposed for treatment of the reclaim water from the tailings facility can also be used for treatment of the tailings.

As results of the on-going monitoring of cyanide concentrations in the tailings, the tailings deposition and local groundwater are received and reviewed, the need for controls will also be reviewed and appropriate alternatives considered. However, based on modelling results presented herein, its is not expected that such controls would have to be installed in the initial years of operation.

1-83

Back to Contents

The report of the transport modelling is contained in Appendix 7 “Cyanide Transport Modelling Study Review”.

1.13.4	Planned Construction

The initial construction of the TMF, subject to obtaining all permits and approvals, is planned to commence in the third quarter of 2005 for the east half basin and to be completed prior to the plant start-up. It is proposed to start construction with the west half in the later part of 2005 or early 2006 with a completion by late 2006 for the entire basin. It is desirable that approximately six months of lead time following construction is allowed before commencement of tailings disposal, so that sufficient amount of water can be accumulated in the basin for plant start up.

A tender document (Contract C-0105) prepared in August 2004 incorporated drawings, technical specifications, bill of quantities and contract terms and conditions, etc. Details on the proposed method of construction were left to be developed and described by the successful contractor in his tender. The methodology was to be based on the proposed construction fleet.

The main work scope items for the TMF construction includes:

•	A field office and laydown area for earthmoving equipment maintenance;

•	Temporary roads to access the facilities including borrow areas;

•	Clearing of the TMF basin including salvaging and stockpiling merchantable timber and cutting and removing non-merchantable timber and organic growth out of the basin area and disposed of in areas not in the way of construction. Grubbing and stripping to expose suitable dam sub grade or expose suitable fill material in borrow areas;

•	Stripping topsoil from within the work areas and stockpiling outside the basin in designated areas suitable for future recovery as reclamation material;

•	Regrading and proof rolling of the prepared dam foundation surface;

•	Temporary environmental control measures for site runoff waters during construction;

•	All survey work required for laying out the work and control of lines and grades;

•	A pre-construction trial fill test will be carried out prior to commencement of the full scale construction operation. This trial test has been designed to understand the geotechnical properties of the saprolite fill and provide first hand experience to apply during construction of the dam;

•	Develop Zone 1 saprolite clay borrow areas for dam fill material, and load, haul, place and compact the fill in permanent earthworks; It is envisaged that construction could be by either a scraper or trucking operations;

•	Excavate a nominal 1.5 m deep cut-off trench for the starter dam:

•	For stage 2 west cell construction, Zone 1 saprolite may be provided free of issue and transported to the dam by the owner for use as dam fill;

•	Haulage, placement and compaction of processed granular material obtained from the local TMF borrow pit for the construction of Zone 2 trench and blanket drains within the starter dam;

1-84

Back to Contents

•	Haulage, and placement of Zone 4 rockfill berm – downstream toe starter dam;

•	Haulage, and placement of the rockfill pipe bed and safety berm on top of dam;

•	Supply, survey, install and test instrumentation and monitoring systems including settlement plates, vibrating wire piezometers and survey monuments on the dam crest;

•	Construction of an emergency spillway;

•	Construction of perimeter collection ponds and ditches and related access roads.

A construction quality assurance and quality control (QA/QC) program will be developed specific to the construction of the starter dam and, as a guide, included in an operations and maintenance manual for future dam raisings. This program will be performed by a qualified third party engineering company.

1.13.5	Planned Operations

Detailed design for subsequent centreline embankment raisings beyond the starter dam construction will be developed based on the actual density of the deposited tailings, observed performance and open pit material suitability. The configurations showing the centreline construction for dam raising are consequently only conceptual.

Prior to dam raising above the starter dam, and once the tailings deposition is well advanced, a construction field trial will need to be carried out to assess the placement of a rockfill platform over the upstream tailings beach. This field trial will be very valuable in determining the response to this form of construction. It will allow an assessment of the best gradation of rockfill material to use, the penetration or sinkage of the rockfill into the tailings including magnitude of displacement, equipment and compaction requirements, and the strength/stability behaviour of the platform.

The tailings dam will be raised in stages using mine waste materials from open pit stripping. Stage raise of the dam was established from the mine production schedule. The pit development program has incorporated these quantity requirements in the schedule to ensure that the annual rockfill quantity of suitable quality, required for stage raising of the dam, is made available The ultimate crest elevation of the dam provides storage for 333 Mt of tailings. Crest raising by the centreline method of construction will involve fill placement on the tailings beach for the upstream part of the lift. To facilitate this, tailings discharge will be carried out from the dam crest.

The TMF is designed so that supernatant water and runoff reporting to the tailings pond are recycled for use in the mill process. Water will be pumped to the plant using a reclaim water barge. The minimum normal operating volume of 500,000 m3 provides sufficient water depth to meet barge and reclaim pumping requirements, as well as settlement of solids. The maximum normal operating volume is based on the seasonal fluctuation in precipitation and the water treatment plant capacity. In average conditions, the maximum water level will occur in the tailings pond during the month of September or October, at the end of the wet season. An emergency spillway is provided to safeguard the dam in the event of unexpected climatic conditions or operational constraints. The emergency spillway will be constructed in the north east corner of the TMF and will be raised with dam raising.

1-85

Back to Contents

To ensure dam safety and satisfactory performance, instrumentation is planned to be installed in the dam fill and foundation. The instrumentation will allow for pore water pressure, settlement and groundwater monitoring during operation and post-closure.

	1.13.6	Closure

As part of the closure plan, the tailings pond will be capped with SAPO dominant tailings in the last years of operations; ABA testing shows SAPO is non-acid generating or acid consuming.

The drainage system around the perimeter of the TMF provides the ability to collect seepage and runoff from the TMF, test the water quality and either release the water to the environment, or treat it prior to release.

In terms of final TMF closure, it is concluded that a combination of a small water pond and some rehabilitation of the beach section by encouraging re-vegetation will offer a technically viable yet cost effective closure. The final spillway will be lowered and/or widened as necessary to handle major storm event precipitation.

An ongoing programme of monitoring, instrumentation and inspection will be provided for the TMF embankment to ensure that the embankment integrity is maintained.

1.14	Infrastructure and Ancillary Services

	1.14.1	Site Access

The Las Cristinas site is situated in south eastern Venezuela and is some 6 km west of the village of Las Claritas on Troncal 10 the main highway running from the Brazilian border to the Venezuelan port of Puerto Ordaz on the Orinoco River. The site is some 360 km by road from Puerto Ordaz and the road presents no significant obstacles to the transportation of goods and materials to the site.

Access to the site will be from Troncal 10 along an existing unpaved road that has been upgraded to take construction and operational traffic. This route is 17 km long and, being north of Las Claritas, circumnavigates all the local villages thus avoiding any disruptions to the local population. Upgrades include a new bridge where the road crosses the Quebrada Amarilla, new culverts at other stream crossings, elimination of sharp bends and a maximum gradient of 8%.

	1.14.2	Site Development

The mine, process plant and support facilities will be constructed within the Las Cristinas Concessions 4 to 7 inclusive. Drawing number 334408-0000-41DK-0003 Overall Site Plan at Project Completion shows the ultimate site layout and infrastructure within the concession boundaries attached overleaf.

1-86

Back to Contents

CONCESSION LIMIT
LIMITE DE LA CONCESION
ACCESS ROAD
VIA DE ACCESO
GUARD HOUSE
TAILINGS POND
LAGUNA DE COLAS
CONSTRUCTION CAMP
CAMPAMENTO DE CONSTRUCCION
WEST WASTE ROCK DUMP
CUYUN RIVER
RIO CUYUN
POWER LINE
LINEA ELECTRICA

Back to Contents

1.14.3	Existing Facilities

In 1998 a 3,058 person construction camp was constructed at the Las Cristinas property. The camp included dormitories for workers and supervisors, kitchen and canteen facilities, administration building, water and firewater plant and a sewage treatment plant. The camp was subsequently abandoned and has been subject to neglect and minor vandalism.

For this project the construction camp will be refurbished to accommodate a construction work force of approximately 1,400 workers including supervisory staff. Currently the sewage treatment plant, water and firewater plant, kitchen, canteen, recreational hall and the administration building have all been refurbished and are in operation as are a number of the supervisor and worker accommodations.

The camp water supply was originally from a well. A second well has been dug and brought on line and the camp will now supply all potable water to the process plant facilities.

Presently, power to the construction camp is being provided by a 13.8 kV pole from the village of Las Claritas. Ultimately, power to the camp will be supplied from the project site power distribution system with a 6.6 kV pole line.

Exterior lighting in the construction camp will be upgraded to improve security.

1.14.4	Power Supply

An existing 400 kV/300 MW power line parallels Troncal 10 and a new substation was constructed in 2001 just south of Las Claritas at Km 86 to service the area. The substation has two 150 MVA power transformers and provision has been built in to supply Las Cristinas with a 230 kV power line.

The site power demand is estimated at 30 MW, which can be adequately supplied by the substation.

Power to the site will be carried via a new overhead power line, a distance of approximately 6 km, and will terminate at a new substation with two 30/40 MVA transformers at the site from where power will be distributed at 6.6 kV.

1.14.5	Site Water Supply

Fresh water will be drawn from the Potaso Pit an old mining pit that is permanently flooded. The water will first be filtered to remove sedimentation and then fed to the Freshwater Storage Tank. This tank will supply the process plant and the firewater main.

1-88

Back to Contents

During operations the Potaso pit will be charged with water from the site diversion channel.

1.14.6	Sewage Treatment

Domestic sewage from the new facilities will be collected by a system of gravity sewers and treated with a rotating biological contactor. Effluent from the RBC will be pumped to the plant site settling pond.

1.14.7	Ancillary Buildings

Aside from the main administration facilities located in the existing construction camp additional buildings will include a Guard House on the site access road at the Las Cristinas concession boundary; a second Guard House at the entrance to the process plant area; a Warehouse; a Mill Administration and Dry housing a clinic, ambulance and fire truck and a Metallurgical/Assay Laboratory.

At the mine maintenance area a Truck Shop will include workshops, mine dry and truck maintenance bays. A truck wash station and a refuelling station will also be located in this area.

1.14.8	Communications

External Communications

External communications are being provided by a satellite backbone link. This service will be provided by Infosat Communications with ongoing maintenance support from a local Venezuelan company. The satellite link will carry voice VoIP (Voiceover Internet Protocol) and WAN data to the various stake holders.

Internal Communications

Fibre optic backbone cable network will provide the infrastructure for the various operating systems throughout the project site including:

•	WAN/LAN
•	VoIP
•	Process Monitoring and Control;
•	Fire Detection;
•	Building Management;
•	Office Computers;
•	Emergency Response;
•	Plant and Restricted Areas Security;
•	Data Encryption Equipment;
•	Facsimile.

1-89

Back to Contents

The various sub-systems will include a satellite land-station, VHF Truncked radio system, security system and process control closed-circuit television (CCTV) and a cable television (CATV) entertainment system in the construction camp.

The VHF Truncked radio system will provide two way radio contact over the full area of site operations. Mine trucks will be fitted with mobile units and key operating personnel and security staff will be provided with hand held units. A dedicated emergency channel will be assigned.

Security Systems

The security systems will include card access controllers and door access mechanisms. All employees will be provided with photo ID access cards with different levels of authorization assigned to selected personnel as required.

A CCTV monitoring system will provide visual surveillance for additional security as well as being located in key process areas to monitor operations.

Entertainment Systems

The accommodations camp will be provided with cable television via a separate DTH (Direct to Home) satellite link.

1.14.9	Explosives Storage

Explosive storage and mixing will be remote from the mine and process plant. All these facilities will be provided by an independent supplier in accordance with standard mine security, safety and operational procedures.

Full time security will be provided by the Venezuelan Seguridad Nacional.

1.14.10	Site Drainage

Site topography, the Quebrada Amarilla and it’s tributaries, old mine workings and tropical rainfalls all contribute to general flooding in the area. Water levels recorded at the Rio Cuyuni have reached elevation 128.4 m which causes flood waters to back up into the site. To mitigate flooding at the site, the process plant area was established at a nominal grade elevation of between 132.0 m to 135.0 m.

1-90

Back to Contents

Waters from the Quebrada Amarilla, which flows from the north-east to the south-west across the property, will be intercepted by a new diversion channel. The diversion channel, which has been designed for a 1 in 200 year flood level of 129.5 m, will direct flows southwards at the east property boundary and then turn west along the southern boundary flowing into the Potaso pit and out to rejoin the Amarilla just ahead of the confluence of the Amarilla and the Rio Cuyuni. The diversion channel will also intercept the Quebradas Las Claritas and Sofia.

The process plant area will be graded to a series of collection ditches, which will direct run-off to the Plant Site Settling Pond. Pumps will control the site run-off volumes in the pond by sending excess water to the Polishing Pond.

Accidental spills at the process plant will be contained in the Emergency Spill Pond. Pumps will return spills back to the process facilities.

At the various ore stockpiles and waste dumps run-off will be collected in ditches flowing to a series of collection ponds. Water in these ponds will also be pumped to the Polishing Pond.

The Polishing Pond will provide final containment and sediment settling. A spillway will discharge overflow to the environment.

1.14.11	Solid Waste Management

Solid waste that cannot be recycled will be deposited in the Sanitary Landfill located in the north-eastern section of the property. The landfill will be excavated in saprolite and lined with an HDPE liner covered with 500 mm of clear stone to collect leachate. Leachate will be pumped from a collection manhole to the tailings pond.

1.14.12	Fire Protection

A fire ring main will provide hydrant coverage to the process plant, ancillary buildings and the fuel storage area. Internal coverage of the process plant and the various buildings will include, as appropriate, sprinklers, hose reels and hand held extinguishers. An electric pump and a stand-by diesel driven pump will supply the water.

1.14.13	Main Control System

Plant operations will be controlled by a Distribution Control System (DCS) used to control both the process and the motor control logic for the entire plant. Equipment interlocking will also be incorporated into the control system.

1-91

Back to Contents

The DCS system will also provide production reports, process computations, alarm logs, process trending and graphic displays.

1.15	Environmental And Socio-Economic Considerations

In April 2004 an Environmental Impact Study (EIS) was developed to document changes to the Las Cristinas Gold Project that had been made as a result of the change in ownership in 2002, and the re-design of the project by Crystallex. The EIS was prepared simultaneously with the feasibility stage of design for the Project and a new update is currently underway during the design phase of the Project.

Copies of this document, including Addenda 1, 2 & 3, are available on CD 8 “EIS and Addenda” attached to this report:

	Addendum #1	Expansion of the TMF Borrow Pit and Development of the Potaso Quarry (Which was subsequently determined to be unsuitable).

	Addendum #2	Response to Observations raised by MARN during Presentation of the Las Cristinas Project Environmental Impact Study, Sept. 23, 2004. Response to Observations raised by MARN during Presentation of the Las Cristinas Project Environmental Impact Study Part II, Sept. 23, 2004.

	Addendum #3	Detailed Evaluation of Socio-economic Impacts of Las Cristinas Project. This study was undertaken for the project by Proconsult C.A., a Venezuelan Consultant company.

In addition, an Environmental Supervision Plan was prepared in September 2004.

1.15.1	Regulatory Framework

The Las Cristinas project is being designed in consideration of Venezuelan environmental laws and standards, and World Bank guidelines and targets. Together, these regulations/standards provide the framework for the environmental assessment and environmental design for the Las Cristinas project

Venezuelan Decree No. 1257, establishes the environmental assessment requirements for the Las Cristinas project. Crystallex was advised that the Las Cristinas project is not a new project and, accordingly Article 40 of Decree 1257 does not apply since no significant increase in environmental impact is predicted. Crystallex updated the previous EIS.

1.15.2	Existing Environment

As noted previously herein the Las Cristinas site is located within the sub-equatorial tropical zone in a flat area with minor undulations and that, under normal conditions, parts of the concessions are subject to flooding. Although much of the site has been previously disturbed by small-scale mining, the area can generally be characterized as tropical rain forest with distinct rainy (May to September) and dry seasons (January to April). In addition, its position within the boundaries of the lmataca Forest Reserve, even though in an area approved for mining activities, gives the area significant ecological value.

1-92

Back to Contents

A significant portion of the concession area (around 34% of total area and 53% of area required to develop the project) has been intensely disturbed by previous mining activities. Although the surficial laterite soils are not very productive, vegetation grows very quickly and biological diversity of the area is high.

Crystallex is currently carrying out a new water quality monitoring program, and is also planning to carry out updated air quality, soils, flora and fauna baseline studies of the area.

Ethnically, the population is divided among indigenous and “criollos”; according to a National census in 2001, around 57% of inhabitants in the Project’s zone of influence were indigenous. Artisanal or small-scale mining is considered the most economically important activity in the area.

Initially a total of 103 rock samples containing ore and wastes were tested for acid base accounting (ABA). After initial assessment of the ABA results, a total of ten waste rock or ore samples were prepared for the 21-week humidity cell testing. Based on the 21-week humidity cell test results and head sample characterization, humidity cell testing is still ongoing for only 5 samples based on the uncertainty of the potential for these samples to generate acid.

1.15.3	Analysis of Alternatives

A comparative analysis was carried out using criteria to rank alternatives based on environmental, socio-economic, constructability and other technical issues, permitting, cost, and where applicable, safety. Briefly, the analysis determined:

Diversion Channel

Three alternatives were assessed to divert the watercourses that cross the project area. The alternative that diverts the waters through the southern border of Las Cristinas concession and discharge them into the Quebrada Amarilla channel (approved by MARN for the original project) was chosen due to: least amount of potential biophysical impacts; water is contained within one watershed and only affects either previously disturbed areas or areas planned for development of the mine; provides flooding protection up to a 1: 200 flood event; does not require approval of third parties for its construction, operation and maintenance; it represents the shortest channel length, and therefore the lowest impact to soils (less excavation and movement of soil over all) and vegetation; and the flow of the water within the channel makes use of the topography and the natural slope of the terrain, and therefore energy is not required.

1-93

Back to Contents

Since the presentation of the Feasibility Study in 2003 the design of the diversion channel has been modified and its length reduced from approximately 8.5 km to 6.9 km, as the Morrocoy creek will no longer be included in the initial development of the channel. This current design emphasizes the reasons that made this route the best alternative.

Power Transmission Line

From 2 alternatives, the most direct power transmission line route from the existing CVG-Edelca substation at Km 86 to the process plant location was selected over the alternative route which follows Troncal 10 to Las Claritas, and continuing to the site crossing the villages of Santo Domingo and Nuevas Claritas. The cross-country route was selected given its shorter distance, lower costs and impacts to local residents and favourable topography, despite greater loss of forest vegetation.

TMF Location

The TMF was located in the only area large enough within the concession boundaries that would not be used for mining or processing; besides, the TMF could not be located in areas currently assigned to artisan mining activities (eastern end of Cristinas 5 concession).

Mine Access Road

From 3 alternatives each along existing roads, the preferred mine access road from Troncal 10 to the process plant is the northerly route, exiting Troncal 10 at KM 81. Despite its greater length (15 km) and associated costs, it is the only alternative that avoids local communities, providing greater safety and minimal noise and dust impacts to the residents.

No alternatives were examined for the plant site, as, for efficiency reasons, it will be located on the highest land with the most stable underlying soils, in proximity to the open pit mines, and the tailings management facility.

1.15.4	Assessment of Impacts to the Bio-Physical Environment

The project’s potential, direct/indirect, positive/negative impacts; impact duration/ probability/ reversibility; mitigation; and net effects have been assessed. Overall, it is expected that environmental impacts from the development of Las Cristinas project can be minimized through the implementation of best management practices, responsible design and operations and monitoring. It is of particular importance that the project is operated to protect the environmental quality of the Imataca Forest Reserve. This will be achieved by protecting water quality; minimizing erosion and geomorphological processes; protecting air quality; limiting clearing; controlling noise and dust, and ensuring the site is closed responsibly once mining is completed, including re-vegetation and reforestation.

1-94

Back to Contents

Construction Phase

During the construction phase, environmental impacts can result from site preparation including deforestation, clearing and earthworks, and construction of the mine facilities, including the initial footprint of the pit, initial construction of the TMF, watercourse diversions, waste rock storage area footprints and the site drainage management system, site access roads, power line, process plant, ancillary facilities, warehouses, and concrete plant.

Surface water impacts from erosion/sediment transport will be minimized through a properly designed/maintained site drainage management system, including collection ditches and runoff collection ponds. Potential surface/ground waters and soils contamination by spills or improper storage/handling/use of fuel, lubricants and other chemicals will be minimized by spill contingency/response measures training, on-site clean-up kits, hazardous materials management procedures, containment systems and using designated equipment refuelling/maintenance areas.

Apart from the creation of two artificial lakes, the impacts to the physical environment are generally anticipated to be reversible and not significant with proper implementation of control measures.

From a terrestrial, biological perspective, the site, which has been previously disturbed, does not represent habitat that is not readily available or unique from the habitat adjacent to the site. It is also noteworthy that many of the previously disturbed areas of the site have naturally recovered over time. Regardless, lost forest habitat will be replaced through site and environmental rehabilitation at closure. Reclamation will include conversion of the open pits into lakes. Overall, impacts to biological resources are not expected to be significant or permanent as a result of construction.

An Environmental Supervision Plan (ESP) has been developed for implementation during construction, as described in Section 1.15.6 below. The ESP provides direction for proper management of construction activities to minimize environmental effects, prescribes mitigation measures and provides an organizational framework for implementation and reporting to the authorities.

Operations Phase

Many of the mitigation measures implemented during construction will also be applied during operations, including sediment/erosion controls and prevention of contamination.

1-95

Back to Contents

Runoff from on-site facilities will be directed to a series of runoff collection ponds and monitored for compliance prior to release to the environment. Rock facing on the downstream face of the TMF dam and a collection ditch at the toe of the dam will also be provided, with runoff and seepage being pumped back to the tailings basin.

Acid base accounting (ABA) tests to date indicate that there is a low potential for acid mine drainage from waste rock dumps and/or temporary ore stockpiles adversely affecting surface water quality. Potentially acid-generating rock will be encapsulated or buffered by acid neutralizing rock within the dumps. Runoff and seepage from all waste rock dumps and temporary stockpiles will be collected in perimeter ditches and directed to a runoff pond and monitored. Effluent that does not meet acceptable discharge standards will be pumped to the polishing pond.

The cyanide concentration in the tailings basin is expected to degrade very quickly through natural processes. Reclaim water from the TMF that is not recycled back to the process plant, will be treated in a cyanide destruction plant prior to its disposal in the polishing pond where cyanide levels are expected to be further reduced. Concentrations in the discharge to the environment from the polishing pond are expected to meet Venezuelan and World Bank standards. All sanitary waste from on-site buildings will be directed to the proposed wastewater treatment plant for treatment, and effluent from the treatment plant will be discharged to the polishing pond. Impacts on wildlife and vegetation, dust, noise and vibration impacts will be minimized through special blasting procedures (e.g., low frequency and low shock blasting techniques); hunting will be prohibited within the concession lands and adjacent natural areas.

Overall impacts to the biophysical environment resulting from operations of the mine are anticipated to be reversible and not significant with the implementation of controls and mitigation measures.

Closure

During closure it is intended to return the site as close as possible to pre-project conditions consistent with the objectives of the Imataca Forest Reserve Plan. Active monitoring/inspection and intervention will continue until acceptable chemical/ physical/ biological stability has been achieved.

1.15.5	Assessment of Impacts to the Socio-Economic Environment

The socio-economic impact assessment for the Las Cristinas Project is based on historic information developed in 1996, plus a 2004 updated characterization and analysis conducted by Venezuelan firm ProConsult C.A. (ProConsult). SNC-Lavalin has edited the information provided by ProConsult for content and consistency with the format of the report.

1-96

Back to Contents

Overall, Proconsult expects that the project will result in many positive benefits at the national, regional and local levels, such as: generation of a dynamic effect on the economy, contribution to the gross domestic product, increase of tax collection, creation of jobs, inclusion of workers into the social security system and improved work conditions, improvement of infrastructure and implementation of social strengthening and job plans, technical assistance to small-scale miners, and improvement in health conditions of population and quality of life.

Negative impacts are also expected as a result of introducing a large-scale industrial project into a stable, rural community such as: accelerated migration, drastic changes in labour market and local economy, risk of social conflicts, increased lack of public security potential for inflation, impacts to cultural traditions and cultural landscapes, synergic increase in loss of cultural values among indigenous population, and impact on the demand for public and social services.

However, it is also recognized by Proconsult that some or all of these impacts may already have been experienced due to the rapid influx of thousands of small-scale miners over the course of 2003. The recent significant reduction in the number of these small-scale miners, reported by Crystallex has resulted in many positive improvements such as reduced demand on community services, increased community stability and reduced crime rates. In addition, Crystallex has already implemented a number of programs to add benefits to the local communities, including: the construction of 30 houses; construction of three water treatment plants and a piped water supply systems for 8 communities; construction of a sewage collection and treatment system for 3 communities; and monthly medicine supply and improvements to a local health centre; the sponsoring of two doctors; and the training of up to 25 university and college graduates on an annual basis.

Crystallex has indicated that additional mitigation measures will be implemented over the course of the construction and operations period to minimize socio-economic impacts, including: training programs; technical assistance to local communities in the area of waste management and administrative management; continued technical assistance to the authorized small-scale miners; and continuation of the company/community liaison program to ensure that community issues are identified and addressed.

In the opinion of Proconsult, the Las Cristinas project can be developed in a manner that minimizes impacts to the socio-economical environment.

1.15.6	Environmental Supervision Plan

Crystallex has prepared an Environmental Supervision Plan (ESP) for the construction phase of the Las Cristinas Mining Project, with the purpose of providing an overall plan for the supervision and management of construction activities to minimize the environmental effects, both biophysical and socio-economic, and to ensure compliance with regulatory requirements and environmental commitments made during the environmental planning process. The ESP includes: comprehensive environmental protection procedures and guidelines for execution during a range of typical and emergency conditions; an organizational structure and reporting requirements; personnel training requirements; and an environmental follow-up (monitoring) plan. The ESP intended to develop the environmental mitigation measures identified for the construction phase in the Environmental Impact Study (EIS) into a comprehensive plan and framework for implementation by personnel who will work in the field during this phase.

1-97

Back to Contents

A copy of this ESP is available on CD 9 “ESP”.

1.15.7	Site Closure and Rehabilitation

Preliminary objectives and general concepts for a Closure and Rehabilitation Plan were developed as part the EIS prepared in 2004. The overall strategy of the closure plan is to comply with the project’s environmental obligations so that the facility can achieve acceptable chemical, physical and biological stability, by meeting all regulatory requirements/standards without human intervention.

Crystallex and CVG will maintain an active presence at the site for an interim period following termination of mine production. During this interim period they will continue to actively operate the site water management system, monitor for contamination, and intervene as required to ensure compliance with applicable standards and regulations. The interim period will end once the physical stability of all remaining structures is demonstrated and site drainage meets regulatory discharge standards and can be released directly to the environment without treatment.

1.15.8	Conclusions

Based on all of the above, it is the opinion of SNC-Lavalin that the Las Cristinas project can be developed in a manner that minimizes impacts to the biophysical environment.

Main projected measures include:

•	The waste rock dumps will be designed to ensure that potentially acid-generating waste is placed over the low permeability saprolite soils and covered/buffered by non-acid generating or net acid consuming waste.
•	A cyanide destruction plant will treat the portion of reclaim that will be discharged to the environment via the polishing pond; the remaining water reclaimed from the TMF will not be treated before re-use in the process plant.
•	Treated effluent from the sewage treatment plant will be discharged to the polishing pond. Leachate collected from the sanitary landfill will be transferred to the TMF.
•	The TMF dam is designed with appropriate standards and safety factors to guarantee its stability and is also designed to contain a 24-hour Probable Maximum Precipitation (PMP) event. The Las Cristinas site area is in a zone with the lowest possible risk of seismic activity.

1-98

Back to Contents

	•	The entire tailings basin is founded on a low permeability saprolite soil layer, providing a competent containment barrier to contaminant migration; potential contaminant transport modelling is currently underway.
	•	Crystallex and CVG will maintain an active presence at the site for an undefined interim period following termination of mine production, and prior to “walking away” from the site.
	•	Proposed measures to prevent, mitigate or compensate socio-economic impacts, as recommended in the Detailed Evaluation of Socio-economic Impacts of Las Cristinas Project, prepared by Proconsult C.A., 2004, and submitted to the MARN as Addendum #3 to the EIS (included on CD 8), will be implemented.

1.16	Project Implementation

1.16.1	Introduction

The project is being implemented using the conventional engineering, procurement and construction management (EPCM) approach. After a competitive bidding process SNC-Lavalin was selected as the EPCM contractor for the execution phase of the Las Cristinas project and awarded a contract in March 2004. References to EPCM services performed by SNC-Lavalin refer to SNC-Lavalin Engineers & Constructors Inc. (in respect of services being performed outside of Venezuela) and/or it’s affiliate, SNC-Lavalin International Inc., Venezuelan Branch (in respect of services being performed within Venezuela).

The EPCM organizations charts for the Head Office activities and the Field activities are shown in Figures 1.16.1 and 1.16.2, respectively.

Following a 60-day review of the basic engineering a control estimate was developed with an intended overall accuracy of +/- 10%. Accompanying the estimate was a control schedule prepared in Primavera P3.

The control estimate Level 1 is shown in Section 1.17 and the complete Control Estimate on CD 10 “Project Implementation”.

1.16.2	Engineering

At the end of June, 2005 engineering was 97% complete, with an expectation that it will be essentially 100% complete by the middle of the third quarter of 2005.

1.16.3	Permitting

The acquisition of environmental and construction permits is being undertaken by Crystallex with SNC-Lavalin’s assistance through the provision of the Environmental Impact Study (EIS).

1-99

Back to Contents

SNC·LAVALIN

Las Cristinas Project, Venezuela
Home Office - Toronto
Organization Chart

Crystallex International Corporation

Crystallex Project Manager
B. Burke
SNC-Lavalin Project Sponsor
M. Day
SNC-Lavalin Project Manager
W. Boyd
Project Engineer
D. Evans
Administrator
A. Merkl
Health & Safety Manager
J. Belair
In-Country Support
SNC-Lavalin Project Office-Puerto Ordaz
Lab Consultant
J. Stanley
Mining Equipment Consultant
D. Hutnyak
Mining Consultant MDA
S. Hardy
Geotechnical & Environmental
Environmental
S. Lindley
TMF/Water Management
B. Wang
Water Balance
N. Schwartz
Process Engineer Metallurgy
R. Swiniarski
Engineering Manager
D. Lee
Project Coordinator
C. Frame
Instrumentation & Controls
M. Bergeron
Civil Engineering
W. Palmer
Layout
R. Smart
Structural Engineering
V. Bhatia
Architectural
T. Lemanski
Mechanical Engineering
L. De Las Alas
Building Services
D. Van Stone
Piping
B. Chia
Document Control
L. Ciavarella
Electrical Engineering
R. Lamba
3-D CADD
R. Smart
Caracas Office
1. Civil Engineer F. Diaz
2. Electrical Engineer M. Herrera
3. CADD Operator J. Rodriguez
Project Controls Manager
G. Leach
Project Scheduler
P. Krishnan
Project Accountant
R. Ramanathan
Cost Trender
R. Ramanathan
Cost Controller
C. Palmberg
Estimators
IT Support
Procurement & Materials Manager
R. Starzynski
Contracts Manager
P. Walden
Inspectors (3)
B. Aird
Expeditor/Logistics
Buyer
PM+ Coordinator
Clerical/Secretarial
Quality Control
S. Khattab

CONTACT NUMBER

Name	Extension	Name	Extension
B. Aird	5131	T. Lemanski	5664
J. Belair	5379	S. Lindley	4534
M. Bergeron	5281	A. Merkl	5417
V. Bhatia	5643	C. Palmberg	5231
W. Boyd	3562	W. Palmer	5438
B. Burke	5698	R. Ramanathan	5314
B. Chia	5232	N. Schwartz	5636
L. Ciavarella	4581	R. Smart	5329
M. Day	5404	R. Starzynski	5708
L. De Las Alas	5599	R. Swiniarski	5679
D. Evans	5617	J. Temple	3546
C. Frame	3539	D. Van Stone	5366
S. Khattab	5563	P. Walden	4602
P. Krishnan	5326	B. Wang	5479
R. Lamba	5506		
G. Leach	5521		
D. Lee	5631		

334408 March 4, 2005

Mining & Metallurgy

Back to Contents

SNC·LAVALIN

Construction Manager
P. Calozzi
Safety Supervisor
M. Garcia
Safety Engineer
1.
2.
Construction Safety
K. Martinez
Environmental Supervisor
General Superintendent
Civil Superintendent
TBD
TMF/WM Superintendent
J. Love
Structural Superintendent
M. Sandoval
Mech/Piping Superintendent
A. Morales
Power Distribution Superintendent
Electrical/Instru. Superintendent
Resident Field Engineer
V. Cabrera
Civil Engineer
Mech/Piping Engineer
Electrical/Instru. Engineer
Document Control Clerks
1.
2.
3.
Project Control Superintendent
Scheduler
Cost Engineer
Cost Technician
Contracts Manager
R. Lennark
Contracts Administration
Contracts Administration
Contracts Secretary
Administration Manager
Receptionist
IT Supervisor
J. McCormick
Field Accountant
Administration Secretary
Camp Superintendent
Field Supervisor
Warehouse
PM+ Clerk
1.
2.
Labour Superintendent
Comm Superintendent
1. Supervisor
2. Supervisor
3. Supervisor
Puerto Ordaz Staff Administration
W. Gleisner
Senior Buyer
G. Grillo
Accountant
T. Cardenas
Payroll Accountant
V. Mujica
Receptionist/ Secretary
E. Medina
Local
Foreign National

Total Staff:

Local	32
Foreign National	14
Total	46

Crystallex International Corporation

Las Cristinas Project, Venezuela
Field Offices - Site/Puerto Ordaz
Construction - Field Organization

334408 May 20, 2005

Mining & Metallurgy

Back to Contents

1.16.4	Procurement

Bidders for the supply of equipment and materials and for construction installation packages are being pre-qualified on the basis of their past experience, current capabilities and financial standing.

All packages are being tendered on a competitive basis

Equipment purchase orders are being scheduled to ensure a timely flow of all required vendor drawings and specifications to support the detailed engineering design schedule. The manufacturing of equipment and bulk materials deliveries to the jobsite are being appropriately prioritised to support of the construction schedule requirements.

Construction installation contract packages have been formulated to maximize the use of local contractors and ensure the intermediate milestones of the construction installation schedule are met. The construction contracts are being prepared on either a lump sum price or unit price basis.

At the end of June, 2005 the status of procurement activity was as shown on Table 1.16.1 below.

Table 1.16.1 Commitment Package Summary (June, 2005)

Commitment Packages

Package	Total		Issued for	Issued for Bid	Bids Received	Awarded (LOA)
Type			Internal Review

	Original	Current	Actual	Actual	Actual	Actual

Purchase	115	175	173	169	160	130
Orders

Construction	16	18	18	12	10	8
Contracts

Service	17	19	18	16	16	15
Contracts

Total	148	212	209	197	186	153

1-102

Back to Contents

1.16.5	Construction Management

General

Constructability reviews of the engineering design are being carried out in the design office and installation requirements incorporated into the design.

The head office construction representative also oversees the following activities:

•	Development of the Environmental, Health & Safety Management System;

•	Effects of climatic conditions (e.g. construction during wet season) on schedule and methodology;

•	Labour resources – exploring availability in advance of the construction phase;

•	Fabrication and erection sequences to ensure continuity of work, and to minimize double handling;

•	Contracting strategies and development of construction packages;

•	Participation in development of the construction installation schedule to ensure compatibility between engineering, procurement, construction, and commissioning;

•	Placement of temporary facilities and warehousing;

•	Evaluation of special transportation requirements;

•	Identification of Construction Management Organizational Structure

1.16.6	Temporary Construction Facilities

Existing temporary construction facilities at the jobsite are being refurbished.

Construction camp housing for both manual and non-manual workers is available at the jobsite together with offices for the SNC-Lavalin, Crystallex, and commissioning staff.

Areas have been set aside for contractors to erect their own site offices, stores, and washroom facilities.

All Owner-supplied materials and equipment will be routed to the Construction Manager’s warehouse that will include covered, lockable storage as well as a fenced open storage area. Contractors will be issued equipment and materials from the warehouse in a controlled manner to suit the schedule requirements. Open lay-down areas are designated for contractors for storage of contractor-supplied materials and equipment.

The communications system for voice and data transmittals has been designed to accommodate the needs of the both construction phase and the operations phase.

1-103

Back to Contents

Diesel generators will supply construction power until permanent electrical power is available.

The existing camp services for water supply, sewage disposal, and solids waste disposal are being upgraded to meet the current environmental requirements.

1.16.7	Environmental and Construction Management Plan

All contractors will be required to follow the environmental procedures described in a comprehensive Environmental, Health & Safety Management System that has been developed for the project.

Early Construction Activities

Upgrading of the existing access road was completed in July, 2005. Also, the Construction Camp refurbishing is being completed and sized to accommodate approximately 1,400 workers.

The camp kitchen facilities have been refurbished and a major international camp caterer has been engaged.

Concrete Batch Plant

A Concrete Batch Plant Contractor will construct a Concrete Batch Plant capable of producing concrete at a rate to meet the detailed construction schedule milestones.

1.16.8	Schedule

Delays in acquiring the environmental permits allowing construction to commence, has impacted the overall project completion. It is now expected that mechanical completion will be achieved 16 months after receipt of the full permits and the start of construction.

The current Primavera control schedule Level 1 is shown overleaf and Level 2 on CD 10 “Project Implementation”

1-104

Back to Contents

Back to Contents

1.17	Capital Costs

The Las Cristinas estimated project capital costs are summarized in Table 1.17.1. A “Forecast Final Cost by Package” follows.

SNC-Lavalin prepared the original capital cost estimates and current Forecast costs, followed methodology and procedures, and exercised due care consistent with the intended level of accuracy, using its professional judgment and reasonable care, and is thus of the opinion that there is a high probability that actual costs will fall within the specified error margin. However, the reader is cautioned that no warranty should be implied as to their accuracy. Note that the figures below represent the mathematical results of the cost estimation and forecast process, and are provided for completeness with a greater number of significant digits that is consistent with the intended level of accuracy; a greater level of accuracy than stated above should not be inferred.

Table 1.17.1 Summary of Estimated Capital Cost (USDxMillions)

Item	Committed	Not Committed	Forecast
	as of June 1, 2005	as of June 1, 2005	Cost
		(Estimated)

Direct Costs

Construction Contracts	66.8	49.3	116.1

Service Contracts	10.7	11.0	21.7

Purchase Orders	78.0	23.8	101.8

Sub-Total	155.5	84.1	239.6

Indirect Costs

EPCM Services	28.5	0	28.5

Owner’s Costs	24.9[3]	0	24.9

Sub-Total	53.4	0	53.4

TOTAL	$208.9	$84.1	$293.0

Notes:

1.	Committed costs include awarded contracts and purchase orders.
2	Includes an allowance of $6.5 m for spare parts.
3	Includes an allowance of $7m for pre-stripping and stockpiling.

The capital costs include for an allowance for growth and contingency of approximately $19 million.

In addition, sustaining capital totalling $284 million over the 41 years of the mine will be required.

The level 1 capital cost estimate is overleaf.

1-106

Back to Contents

334408 Las Cristinas Project
Crystallex Corp

Forecast Final Cost by Package

Package #	Description	Forecast

C-0101	Tree Clearing	1,830,000
C-102A	Access Road	2,400,000
C-0102	Diversion Channel	11,000,000
C-0103	Site Prep / In Plant Roads / Earthworks	15,000,000
C-0105	TMF	19,000,000
C-0106	Site Services (Above Ground)	1,385,000
C-0107	TMF Borrow Pit	16,000,000
C-0114A	Perimeter Fencing	400,000
C-0201A	Concrete	12,000,000
C-0201B	Batch Plant	5,300,000
C-0202	Structural & Miscellaneous Steel Erect	8,000,000
C-0203	Field Assembled Tanks S + I	3,750,000
C-0205	Truck Shop, Warehouse Anc. Bldg.	1,665,000
C-0206	Ancillary Buildings - Internals	700,000
C-0401	Mechanical & Piping	8,500,000
C-0601	Electrical & Instrumentation	3,800,000
C-0602	6.6kV Site Overhead Power Distribution	850,000
C-0603	230kV Incoming Utility Power Line	1,700,000
S-0812	Communications - Voice Data	450,000
S-0815	Containers Rental	750,000
S-0819	Communications - Radio System	450,000
S-0820	Site Frequency Survey	600
S-0825	Pre-Mob - Access Road / Div Channel	688,450
S-0826	Bridge Installation	875,000
xxxxx	Lime Handling System	400,000
	adjust	5,950
	Total Direct Cost (Contracts)	116,900,000

P-0230C	Bridge Re-works (Eng Dsn)	15,700
P-0230D	Replacement Bridge	300,000
P-0230F	Steel Supply - Field Erected Tanks	5,000,000
P-0274A	Gold Room Vault Door	21,000
P-0275	Warehouse Office Building	250,000
P-0408A	Rock Breaker	350,000
P-0409A	Gyratory Crusher	1,375,000
P-0409B	Pebble Crusher	1,000,000
P-0410A	Grinding Mills	8,400,000
P-0410C	Lime Slaker	165,000
P-0410D	Mills - Third Party Review	6,000
P-0411A	SAG Mill Discharge Screen	225,000
P-0411B	Interstage Carbon Screens	2,000,000
P-0411C	Vibrating Screens	305,000
P-0411D	Trash Linear Screens & Sieve Bends	235,000
P-0413A	Plate & Frame Filters	140,000

Back to Contents
Package #	Description	Forecast

P-0413B	Diesel Filter	21,000
P-0414A	Gravity Concentrators	525,000
P-0418A	Apron Feeders	1,600,000
P-0419A	Process Samplers	250,000
P-0419B	Particle Size Analyzer	102,000
P-0422A	Hydrocyclone Cluster	300,000
P-0424A	Dust Collector	52,000
P-0424B	Dust Suppression Equipment	87,500
P-0425A	Belt Scales	52,500
P-0425B	Truckscale	66,000
P-0426A	Thickener Mechanism	310,000
P-0428A	Refinery Equipment Package	87,500
P-0429A	Electrowinning Cells	310,000
P-0431A	Agitators	2,350,000
P-0432A	Magnets	110,000
P-0432B	Metal Detector	17,500
P-0441A	Belt Conveyors	2,450,000
P-0444A	Cranes & Hoists	450,000
P-0444B	Tower Cranes	860,000
P-0452A	Heat Exchangers	35,000
P-0452B	Intensive Cyanidation Unit	360,000
P-0454A	Carbon Reactivation Kiln	475,000
P-0454B	Induction Furnace	105,000
P-0456A	Elution Heaters	600,000
P-0461A	Air Compressor / Receiver	900,000
P-0463A	Horizontal Slurry Pumps	700,000
P-0463B	Carbon Transfer Pumps	325,000
P-0464A	Vertical Slurry Pumps	210,000
P-0464B	Site Dewatering Pumps	55,000
P-0464C	Hoses	6,500
P-0465A	Horizontal Solution Pumps	250,000
P-0465B	Well Water Booster Pumps (Multistage)	6,100
P-0465F	Fire Water Pumps	80,000
P-0465G	Submersible Pumps	280,000
P-0467A	Fuel Dispensing Pumps	84,000
P-0467B	Fuel Dispensing Units	50,000
P-0468A	Progressing Cavity Pumps	45,000
P-0468B	Metering Pumps	130,000
P-0482A	Shop Fabricated Tanks	460,000
P-0483A	Acid Wash / Elution Columns	210,000
P-0484A	Platework Fabrication	1,800,000
P-0486A	Lime Bin Package	135,000
P-0491A	Standby Diesel Generators	885,000
P-0492A	Mill Liner Handlers	655,000
P-0494A	Metallurgical/Assay Lab Equipment	11,000
P-0494B	Fire Assay Furnaces & Lab Supplies	340,000
P-0494C	Fume Hoods	65,000
P-0494D	Dust Collection System	98,000
P-0494G	Atomic Absorption Unit	125,000

Back to Contents
Package #	Description	Forecast

P-0494J	LECO Combustion Furnaces	118,000
P-0494K	Fire Assay Miscellaneous Equipment	145,000
P-0494L	Assaying Standards	6,500
P-0496A	Flocculant Mixing System	78,000
P-0496C	Water Treatment Plant	500,000
P-0496E	Sewage Treatment Plant	250,000
P-0496F	Truck Shop Lube System	300,000
P-0497A	Solid / Liquid Waste Incinerator	210,000
P-0497B	HP Spray Washer	35,000
P-0498A	Water Barges - Reclaim	670,000
P-0498C	Barges - Freshwater / Dewatering	350,000
P-0590A	Bulk Pipe & Fittings	1,000,000
P-0590D	Bulk Manual Valves	350,000
P-0590F	HDPE Piping	2,850,000
P-0590G	Services - Pipe	28,000
P-0590K	Pipe - Rubber Lining	475,000
P-0611A	High Voltage Circuit Switcher	180,000
P-0611B	Medium Voltage Switchgear	420,000
P-0611C	Low Voltage Switchgear	445,000
P-0611D	Substation - 230 kV Disconnect Switch	74,000
P-0612A	Main Power Transformers	1,100,000
P-0612B	Secondary Distribution Transformers -Oil	410,000
P-0613A	Medium Voltage MCCs	400,000
P-0615A	Low Voltage MCCs	360,000
P-0619A	Cable Bus Ducts	140,000
P-0630A	Low & Medium Voltage Motors	470,000
P-0630C	Sag & Ball Mill Motors	4,650,000
P-0674B	Low Voltage VFDs	546,000
P-0690A	Lighting	780,000
P-0690B	Wire & Cable	1,925,000
P-0690C	Cable Trays & Fittings	490,000
P-0690E	Control Devices	75,000
P-0690G	Substation Insulators & Hardware	27,500
P-0696A	Fire Alarm System	50,000
P-0701B	Rotameters & Bypass Orifice	25,000
P-0702B	Electronic Transmitters	35,000
P-0702D	Pressure Regulators	45,000
P-0703A	RTD Temperature Transmitters	500
P-0704B	Ultrasonic Level Transmitters & Switches	80,000
P-0704C	Nuclear Density Transmitters	42,000
P-0704D	Nuclear Level Transmitters & Switches	36,000
P-0704E	Tilt Level Switches	8,000
P-0704F	pH / ORP Transmitters	10,500
P-0704G	Conductivity/Capacitance Level Switches	14,500
P-0704J	Sonic Gap Level Switches	6,500
P-0704L	Varec Level Guages	13,000
P-0705A	Magnetic Flowmeters	64,000
P-0706B	Cyanide Analyzer	18,000
P-0708A	Security & CCTV System	260,000

Back to Contents
Package #	Description	Forecast

P-0708B	Access Card System	36,000
P-0740A	DCS	500,000
P-0750A	Pinch Valves	10,000
P-0750B	Solenoid Valves	28,000
P-0750C	Control Valves (Other Valves)	135,000
P-0750D	Butterfly Valves	58,000
P-0750E	Ball Valves - On/Off	51,000
P-0750H	Knife Gate Valves	379,000
P-0750K	Rupture Disc	2,500
P-0790B	Communication - Fibre Optics & Equipment	400,000
P-0823A	Communication Backbone Link	150,000
P-0963A	Light Vehicles	1,005,000
P-0963B	Major Mine Equipment	15,551,000
P-0963C	Mobile Cranes	1,415,000
P-0963D	Flat Bed Trucks	180,000
P-0963F	ATVs (HONDA)	59,000
P-0963H	Ambulance	100,000
P-0963L	152 mm Drill	2,105,000
P-0963M	Portable Washing Unit	21,000
P-0963P	Front-End Loader	5,425,000
P-0963R	Fork Lifts	68,000
P-0963T	ManLift - Genie	100,000
P-0963U	Tires	465,000
P-0963V	Fork Lift - Diesel	120,000
P-0963W	Fire Rescue / Pumper Truck	50,000
P-0963Y	Tires (Spare)	76,000
P-0964A	Welding Equipment	64,000
P-0964B	CAT 789 Truck	375,000
P-0964C	CAT Spare Wheels	105,000
P-0964D	Tow Haul LowBoy	675,000
P-0964F	Spare CAT 789A Differential & Drives	50,000
P-0964G	Thickening / Settling tests	4,500
P-0964H	Disassembly - CAT 789 Haul Truck	21,000
P-0964I	Storage costs for CAT 789A Truck	4,500
P-0964J	Spare parts for Pressure Washers	4,000
P-0964K	Radial Arm Drill	20,000
P-0964L	24' trailer	8,500
P-9999	Unassigned	10,850,000
P-0203A	Embedded Metals (new)	300,000
P-0203B	Reinforcing Steel (new)	1,000,000
	adjust	(6,300)
	Total Direct Costs (P O's)	101,800,000

S-0801	Freight Forwarding Services	7,000,000
S-0803	Materials Laboratory & Testing	750,000
S-0804	Surveying	620,000
S-0805	Site Security	336,000
S-0808	Temporary Gas Station	100,000
S-0813	Warehousing	220,000

Back to Contents
Package #	Description	Forecast

S-0816	QA Source Inspection Services	350,000
S-0817	Health & Medical Services	260,000
S-0818	Catering & Housekeeping	8,000,000
S-0821	Temporary Satellite Phones	20,000
S-0823B	Backbone Link B	20,000
S-0823C	Backbone Link C	225,000
S-0823D	Backbone Link D	5,040
S-0824	Kitchen Rehab	1,230,000
S-0827	Operation & Maintenance Manuals	500,000
S-0828	Dewatering Pump Test	70,000
S-xxxx	Camp Rehab (new)	0
X-9005	Tax	1,000,000

F-0000	Field Purchase	200,000
	adjust	(6,040)
	Total Indirect	20,900,000

	EPCM services	28,500,000
	Owners Cost	24,900,000

	Total	293,000,000

Back to Contents

VAT and Import Duties

VAT

The capital costs summarized herein for Las Cristinas does not include value added tax, (VAT). VAT of 15% is levied on the value of most goods and services, except wages, salaries and employee benefits. Goods and services imported into Venezuela are also subject to VAT.

VAT is not in practice easily recoverable during the construction phase, so is typically added to the capital cost estimate. VAT paid during the construction period is accumulated and is recoverable, together with VAT paid during the operating phase, once gold sales begin. If Las Cristinas sells its gold to the Central Bank of Venezuela, VAT is charged on the sale, allowing for direct recovery of VAT. If the amount sold to the Central Bank is insufficient to recover all the VAT paid and the rest of the gold is exported, the remaining VAT credits accumulated for VAT paid can be recovered by requesting reimbursement from SENIAT, the tax authority. After a series of steps the reimbursement is made in the form of VAT certificates (VAT CERTs), which are negotiable instruments and can be sold at a moderate discount to face value.

Venezuelan law allows for the discretionary granting of exoneration of VAT on goods and services related to the construction and development of mining projects. Crystallex has applied for an exoneration of VAT during the construction phase of Las Cristinas. For this study, it is assumed that the construction phase exoneration will be obtained, so VAT has not been included in the capital cost estimate.

During the operating phase, this study assumes all gold is exported so VAT paid on operating costs and sustaining capital is recovered, after a period of 18 months, as VAT CERTs which are then sold at 97.5% of face value.

Import Duties

Import duties are levied on equipment and goods purchased outside of Venezuela. The Venezuelan Mines Law allows for the exoneration of import duties on most items specifically related to mining and processing activities. Crystallex has applied for the exoneration of import duties during the construction phase of Las Cristinas and for this study it is assumed this exoneration will be obtained. Crystallex also intends to apply periodically for import duty exoneration on certain equipment and supplies during the operating phase of the project. This study assumes import duty exonerations are obtained during the operating phase for most significant imported items. An amount of approximately $600,000 per year is included to account for miscellaneous spares and supplies that are either not duty free, or for which Crystallex does not file an application for exoneration.

1-107

Back to Contents

1.18	Operating Cost Estimates

	1.18.1	General

SNC-Lavalin has, in preparing the operating cost estimates, followed methodology and procedures, and exercised due care consistent with the intended level of accuracy, using its professional judgment and reasonable care, and is thus of the opinion that there is a high probability that actual costs will fall within the specified error margin. However, the reader is cautioned that no warranty should be implied as to the accuracy of estimates. Note that the figures below represent the mathematical results of the cost estimation process, and are provided for completeness with a greater number of significant digits that is consistent with the intended level of accuracy of the estimate; a greater level of accuracy than stated above should not be inferred.

The estimated Operating Costs for the project, based on life of project averages are in Table 1.18.1 as follows (before royalties). The table shows both the estimates presented in the September 2003 feasibility study and the current estimates :

Table 1.18.1 Operating Cost Estimates

	Operating Cost/t	Operating	Operating Cost /oz	Operating Cost
Item	Ore (Sept. 2003)	Cost/t Ore	Gold *	/oz Gold *
		(Aug, 2005)	(Sept, 2003)	(Aug, 2005)

Mining	$2.94	$2.68	$80	$72

Processing	$3.38	$4.45	$92	$119

G & A	$0.38	$0.52	$10	$13

TOTAL	$6.70	$7.66	$182	$204

Note: *Does not include royalties

Operating costs have changed from the 2003 Feasibility Study due to a number of factors, such as:

•	Revisions to staffing levels and labour rates (increases) for all areas of the operations;

•	Revisions to the costs and quantities for operating supplies (e.g. sodium cyanide and steel grinding media), maintenance supplies and power;

•	Several changes in mining plans, including those related to the updated mineral resource and mineral reserve estimates reported in this update, extending the mining operation to 41 years and processing to 41 years. Also, mining plans originally envisaged a contractor mining the saprolite and Crystallex mining hard rock. Now it is planned that Crystallex will do all the mining with its own mining fleet. It is currently planned to include a MARC (Maintenance and Repair Contract) for the first six years of operation;

•	Some changes made to the process flowsheet with respect to cyanide destruction;

1-108

Back to Contents

•	Addition of camp costs during operations.

The complete Operating Cost Estimates are included on CD 11

	1.18.2	Mine Operating Costs

The life-of-mine mine operating cost is estimated to be $2.68 per tonne of ore. Preproduction mining is considered a capital cost and not included in operating costs.

Costs for major consumables and labour are based on prices reported by Crystallex from their current Venezuelan operations. Fuel prices are low in Venezuela, $0.04 per litre is used for this work.

Currently in Venezuela the prices for explosives are established by a non-competitive market and consequently are higher than prices in most other South American countries. The costs used in this study of $1830/tonne for emulsion and $1000/tonne for ANFO are based on the actual prices paid by Crystallex at their existing operations and averages of other quotes received by MDA and Crystallex. Crystallex historically has paid around $1200/tonne for ANFO at a Venezuelan mine much smaller than Las Cristinas.

1.19	Economic Analysis

This Section 1.19 was written by Crystallex International Corporation; it has been edited by SNC-Lavalin for content and consistency with the format of the report.

Crystallex completed a Base Case economic analysis of Las Cristinas using a discounted cash flow model to estimate annual cash flow for the life of the mine. The 41-year mine life is based on Proven and Probable Reserves. The Base Case model incorporates capital and operating costs in 2005 United States dollars. No allowances for inflation or foreign exchange fluctuations were included. The model assumes all equity financing of the development costs. A summary of the principal model inputs and financial analysis results are presented below.

1-109

Back to Contents

Table 1.19.1 Principal Base Case Financial Model Inputs

Gold Reserves – Estimated at $350/oz	295 million tonnes grading 1.32 g/t
12.5 million ounces

Daily Mill Processing Rate	20,000 tonnes/day
Annual Mill Processing Rate	7,300,000 tonnes
Mine Life	41 years
Total Ore Mined	295 million tonnes
Total Waste Mined	463 million tonnes
Strip Ratio	1.57
Metallurgical Recovery	88.7%
Total Gold Recovered	11.1 million ounces

Gold Price	$350/oz
Capital Cost	$293million
Sustaining Capital	$284 million
Average Operating Cost Life of Mine	$7.66/tonne ore
CVG Royalty @ $350/oz	2% of Gross Revenue
Exploitation Tax	3% of Gross Revenue
Depreciation	Straight Line basis using 20 year useful life
Investment Tax Credit	10% of initial capital cost
Income Tax Rate	34%
Import Duty During Construction[1]	0%
Import Duty During Operations[1]	See Note 1 below table.
VAT During Development[2]	0%
VAT During Operations[2]	15%

[1]The Venezuelan Mines Law allows for the exoneration of import duties on most items specifically related to mining and processing activities. Crystallex has applied for the exoneration of import duties during the construction phase of Las Cristinas and intends to apply periodically for import duty exoneration on certain equipment and supplies during the operating phase of the project. This study assumes import duty exoneration is granted during the construction phase and for most significant imported items during operations. Refer to Capital Costs – Import Duties.
[2] This study assumes exoneration from VAT during the development stage of the project. During the operating phase, 15% VAT is charged on goods and services and is recovered as VAT certificates (CERTs) which are sold at 97.5% of face value. It is assumed that VAT claims are made monthly and recovery of VAT CERTs takes 18 months.

Table 1.19.2 Base Case Summary Results (Unleveraged)

Gold Price $350/oz	Before Tax	After Tax[1]

NPV @ 0%	$814 million	$547 million
NPV @ 5%	$217 million	$98 million
NPV @ 8%	$92 million	$9 million
IRR	12.5%	8.4%
Payback	5.1 years	8.5 years

[1]After corporate income taxes of 34% and VAT and Import Duties paid during the operating phase.

Table 1.19.3 contains a simple production and cash flow summary model.

1-110

Back to Contents

[CHART NOT INCLUDED]

Back to Contents

1.20	Sensitivity Analysis

A sensitivity analysis was conducted that measured the impact on the project’s cash flow and profitability to changes in key variables, including gold price (as it impacts revenues, reserves are held constant at the $350/oz estimate), operating costs and capital costs. The sensitivity analysis was preformed on an unleveraged, before-tax basis.

The sensitivity analysis indicated that the project’s cash flows and profitability are most sensitive to variations in the gold price. Profitability is much less sensitive to changes in operating costs and is least sensitive to changes in development capital costs. Net Present Value (NPV) figures below are in US$ millions.

Sensitivity to Gold Price (Before-Tax)

Gold Price	$300	$325	$350	$375	$400

NPV @ 0%	$290	$552	$814	$1,075	$1,337

NPV @ 5%	$13	$115	$217	$319	$421

IRR	5.6%	9.3%	12.5%	15.3%	17.9%

Sensitivity to Development Capital Costs (Before-Tax)

% of Base	90%	95%	100%	105%	110%

NPV @ 0%	$843	$828	$814	$799	$784

NPV @ 5%	$244	$231	$217	$203	$190

IRR	14.4%	13.4%	12.5%	11.6%	10.9%

Sensitivity to Operating Costs (Before-Tax)

% of Base	90%	95%	100%	105%	110%

NPV @ 0%	$1,039	$926	$814	$701	$588

NPV @ 5%	$300	$259	$217	$176	$134

IRR	14.5%	13.5%	12.5%	11.3%	10.1%

1.21	Certificates of Qualified Persons

•	See Overleaf.

1-111

Back to Contents

Wayne K. Boyd, P. Eng.
SNC Lavalin Engineers & Constructors Inc.
2200 Lake Shore Blvd. West
Toronto, ON, M8V 1A4 Canada
Telephone: 416 252 5311 Fax: 416 252 6435
E Mail: wayne.boyd@snclavalin.com

I, Wayne K. Boyd, P. Eng., am a Professional Engineer under the employ of SNC-Lavalin Engineers & Constructors Inc of 2200 Lake Shore Blvd. West, Toronto, ON, M8V 1A4 Canada.

I am:

1)	A registered professional engineer in the Provinces of Ontario (registration no. 4819017), Saskatchewan (registration no. 08140) and Alberta (registration no. M48939) Canada. I am also a Registered Consulting Engineer in the Province of Ontario.

2)	I graduated from the University of Waterloo with a B.A. Sc in Chemical Engineering in 1973. I received my P.Eng. designation from the Province of Ontario in 1975 and have practiced my profession continuously since.

3)	I have been involved in all aspects of Professional Engineering including Project Management of large projects in both the mining and chemical process industries. These projects have been built in North and South America, Europe, Asia and Africa.

4)	As a result of. my education and experience, I am a ‘Qualified Person’ as defined in the National Policy 43-101.

5)	I am -presently a Senior Project Director with SNC Lavalin Engineers & Constructors. I have been employed continuously with SNC Lavalin, it's predecessors, subsidiaries and joint venture groups since my graduation `in 1973.

6)	I have visited the Las Cristinas project on a number of occasions since August 2004 and toured the existing site extensively including the existing infrastructure.

7)	I have assisted in the preparation of the report entitled ‘Development Plan – 2005’ dated August 2005. I was the Project Manager for SNC-Lavalin Engineers & Constructors during the early preparation of the report.

8)	The sources of information are noted and referenced in the report. The information provided by the various parties are noted and referenced in the report. The information provided by the various parties is to the best of my knowledge and experience is correct.

9)	I am not aware of any material fact or material change with respect to the subject matter of this Development Plan that is not reflected in the report.

10)	I am independent of Crystallex Inc., in accordance with the application of Section 1.5 of National Instrument 43–101.

11)	I have read National Instrument 43–101, Forms 43–101F1. The report has been prepared in incompliance with NI 43–101 and Form 43–101F1.

Back to Contents

12)	I consent to the filing of this Development Plan with any stock exchange and regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

13)	This report as well as its conclusions and recommendations, are based on the examination of available data and discussions with involved company technical personnel.

Dated at Toronto, ON, Canada, this 22nd day of August, 2005

Wayne K. Boyd, P Eng.

Back to Contents

CERTIFICATE OF QUALIFIED PERSON

As an author of the preparation of parts the report entitled Development Plan – 2005 (Update To The Feasibility Study Issued September 2003) for Crystallex International Corporation, I hereby state:

1.	My name is David P. Evans and I am employed by SNC-Lavalin Engineers & Constructors Inc. of 2200 Lake Shore Blvd., Toronto, Ontario Canada.

2.	I am practicing as a professional engineer registered with Professional Engineers Ontario.

3.	I graduated from the B.Sc (Eng) mineral process engineering program at Queen's University, Kingston, Ontario in 1988.

4.	I have practiced my profession since 1988.

5.	I am a “qualified person” as that term is defined in National Instrument 43-101 (Standard of Disclosure for Mineral Projects).

6.	I last personally visited the Las Cristinas property in June, 2005.

7.	I am responsible, in part, for the preparation of Development of the Ore Processing Plant of the technical report titled Development Plan – 2005 (Update to The Feasibility Study Issued September 2003) relating to the Las Cristinas property in Venezuela.

8.	I am not aware of any material fact or material change with respect to the subject matter of the Report, which is not reflected in the Report, the omission of which would make the Report misleading.

9.	I am independent of Crystallex International Corporation pursuant to section 1.5 of the Instrument.

10.	I do not have nor do I expect to receive a direct or indirect interest in the Las Cristinas property of Crystallex International Corporation and I do not beneficially own, directly or indirectly any securities of Crystallex International Corporation or any associate or affiliate of such company.

11.	I have read National Instrument 43-101 and Form 43-101F1, and Sections 1.17 and 1.18 of the technical report titled Development Plan – 2005 (Update To The Feasibility Study Issued September 2003) have been prepared in compliance with that instrument and form.

Dated at Toronto, Ontario on the August 18, 2005.

David P. Evans, P. Eng.
Senior Metallurgist

Back to Contents

CERTIFICATE OF QUALIFIED PERSON

As a supervisor of the preparation of parts the report entitled Las Cristinas Project, Venezuela, Feasibility Study (The Feasibility Study), dated September, 2003 for Crystallex International Corporation, I hereby state:

1.	My name is Derek F. Lee and I was an employee of SNC-Lavalin Engineers & Constructors Inc. of 2200 Lake Shore Blvd., Toronto, Ontario Canada during the whole time of the Feasibility Study preparation.

2.	I am practicing as a Consulting Engineer registered with Professional Engineers Ontario and a retired Chartered Engineer of the Institution of Structural Engineers in the UK.

3.	I have practiced my profession since 1972.

4.	I am a “qualified person” as that term is defined in National Instrument 43-101 (Standard of Disclosure for Mineral Projects).

5.	I personally visited the Las Cristinas property in April, 2003.

6.	I supervised the preparation of those parts of The Feasibility Study prepared by SNC-Lavalin Engineers and Constructors with respect to the engineering disciplines of civil, structural, architectural, mechanical, piping, electrical and instrumentation controls.

7.	I am not aware of any material fact or material change with respect to the subject matter of the Report, which is not reflected in the Report, the omission of which would make the Report misleading.

8.	I am independent of Crystallex International Corporation pursuant to section 1.5 of the Instrument.

9.	I do not have nor do I expect to receive a direct or indirect interest in the Las Cristinas property of Crystallex International Corporation and I do not beneficially own, directly or indirectly any securities of Crystallex International Corporation or any associate or affiliate of such, company.

Dated at Toronto, Ontario on the August 18, 2005.

Derek F. Lee P. Eng.

Back to Contents

CERTIFICATE OF QUALIFIED PERSON

As an author and supervisor of the preparation of the Reports indicated at the end of this CERTIFICATE OF QUALIFIED PERSON, and of the parts of the report entitled DEVELOPMENT PLAN – 2005 (UPDATED TO THE FEASIBILITY STUDY ISSUED SEPTEMBER 2003), Las Cristinas Project, Venezuela (The DEVELOPMENT PLAN), dated August, 2005 for Crystallex International Corporation, I hereby state:

1.	My name is Bing W. Wang and I am employed by SNC-Lavalin Engineers & Constructors Inc. of 2200 Lake Shore Blvd. West, Toronto, Ontario, Canada.

2.	I am practicing as a professional engineer registered with Professional Engineers Ontario and Association of Professional Engineers, Geologists and Geoscientists of the Northwest Territories.

3.	I had my basic engineering training in China and continued my education in Canada. I received my M.Eng. and Ph.D. degrees from McGill University in Montreal, Canada in 1984 and 1990, respectively.

4.	I have practiced my engineering profession since 1987.

5.	I am a "qualified person" as that term is defined in National Instrument 43-101 (Standard of Disclosure for Mineral Projects).

6.	I personally visited the Las Cristinas property in April/May, 2003 and periodically through 2004 and 2005.

7.	I supervised the preparation of the Reports indicated at the end of this CERTIFICATE OF QUALIFIED PERSON, and of the parts of The DEVELOPMENT PLAN prepared by SNC-Lavalin Engineers and Constructors related to the Las Cristinas project.

8.	I am not aware of any material fact or material change with respect to the subject matter of the Reports, which is not reflected in the Reports, the omission of which would make the Reports misleading.

9.	I am independent of Crystallex International Corporation pursuant to section 1.5 of the Instrument.

10.	I do not have nor do I expect to receive a direct or indirect interest in the Las Cristinas property of Crystallex International Corporâtion and I do not beneficially own, directly or indirectly any securities of Crystallex International Corporation or any associate or affiliate of such company.

Back to Contents

Reports for which I am acting as Qualified Person, for the Planning and Supervision of Field Geotechnical Investigation program and Design of Tailings Management Facilities of the Development Plan – 2005, and the following reports;

•	Field Investigations Report – Geotechnical Assessment, Volume 1 – 334401-0000-4GRA-0001, November 2004;

•	Field Investigations Report – Open Pit Slope and Waste Dump Stability Study, Volume 3 – 334401-0000-4URA 0001, December 2004; and

•	Tailings Management Facility Design Report -334408-4400-4GRA-0001, June, 2005.

Dated at Toronto, Ontario, Canada on the 23rd of August, 2005

Bing W. Wang, Ph.D., P.Eng. Area Manager, Geotechnical, Las Cristinas Project

Back to Contents

MINE DEVELOPMENT ASSOCIATES

MINE ENGINEERING SERVICES

As an author and supervisor of the .preparation of parts of the. Development Plan – 2005 (Update to the Feasibility Study Issued September 2003) (the "Development Plan") I hereby state:

1.	My name is Steven Ristorcelli.and I am currently employed as Principal Geologist by:

Mine Development Associates, Inc. 210 South Rock Blvd. Reno, Nevada 89502

2.	I graduated with a Bachelor of Science degree in Geology from Colorado State University in 1977 and a Master of Science degree in Geology from the University of New Mexico in 1980.

3.	I am a Registered Professional Geologist in the states of California (#3964) and Wyoming. (#153) and a Certified Professional Geologist (#10257) with the American Institute of Professional Geologists, and a member of the Geological Society of Nevada, Society for Mining, Metallurgy, and Exploration, Inc., and Prospectors and Developers Association of Canada.

4.	I have worked as a geologist continuously for a total of 27 years since my graduation from undergraduate university.

5.	I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

6.	I supervised the preparation of those parts of the 20,000 TPD Feasibility Study and the 40,000 TPD Feasibility Study prepared by Mine Development Associates Inc. (" MDA") regarding geology and resources.

7.	My prior involvement with the property was a review of historic resource estimates, and preparation off the technical report entitled Resources and Reserves of the Las Cristinas Gold and Copper Deposits Bolivar State, Venezuela dated April 30, 2003. I was also an author and supervisor of the preparation of parts of the Las Cristinas Feasibility Study dated September 2003, the Feasibility Study dated January 2004, and a Las Cristinas reserve report dated November 2004. I visited the project on October 16, 17 and 18, 2002.

8.	I am not aware of any material fact or material change with respect to the subject matter of the geology and resource prepared by MDA, the omission of which. to disclose would make the aforementioned report misleading.

9.	I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.
775-856-5700

210 South Rock Blvd. Reno, Nevada 89502 FAX: 775-856-6053

Back to Contents

10.	I have read NI 43-101 and form 43-101 F1 and the material prepared by MDA and included in the Development Plan have been prepared in compliance with that instrument and form.

11.	I consent to the filing of the Development Plan with any securities regulatory authority stock exchange or other regulatory authority and any publication by them (including electronic publication in the public company files on their websites accessible by the public) of the Development Plan.

Dated this 19th day of August, 2005

Signature of Qualified Person

Steven Ristorcelli

Print Name of Qualified Person

Mine Development Associates
August 19, 2005

Back to Contents

MINE DEVELOPMENT ASSOCIATES

MINE ENGINEERING SERVICES

As an author and supervisor of the preparation of parts of the Development Plan – 2005 (Update to the Feasibility Study Issued September 2003) (the "Development Plan") I hereby state:

1.	My name is Scott Hardy and I am currently employed as Senior Engineer by:

Mine Development Associates, Inc. 210 South Rock Blvd. Reno, Nevada 89502

2.	I graduated with a Bachelor of Science degree in General Engineering from Oregon State University in 1978 and Bachelor of Science degree in Geology from the University of Wyoming in 1984.

3.	I am a Registered Professional Engineer in the state of Nevada (# 11891) and a member of the Society for Mining, Metallurgy, and Exploration, Inc.

4.	I have worked as an engineer for a total of 19 years since my graduation from university.

5.	I have read the definition of "Qualified Person" set out in Canadian National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person".

6.	I supervised the preparation of those parts of the Development Plan prepared by Mine Development Associates Inc. ("MDA") regarding reserves and mining operations.

7.	My prior involvement with the property was a review of historic resource estimates, and preparation of the technical report entitled Resources and Reserves of the Las Cristinas Gold and Copper Deposits Bolivar State, Venezuela dated April 30, 2003. I was also an author and supervisor of the preparation of parts of the Las Cristinas Feasibility Study dated September 2003, the Feasibility Study dated January 2004, and a Las Cristinas reserve report dated November 2004. I visited the project on October 16, 17 and 18, 2002.

8.	I am not aware of any material fact or material change with respect to the subject matter of the Development Plan prepared by MDA, the omission of which to disclose would make the aforementioned report misleading.

9.	I am independent of the issuer applying all of the tests in section 1.5 of NJ 43-.101.

10.	I have read NI 43-101 and form 43-101 F1 and the material prepared by MDA and included in the Development Plan have been prepared in compliance with that instrument and form.
775-856-5700

210 South Rock Blvd. Reno, Nevada 89502 FAX: 775-856-6053

Back to Contents

11.	I consent to the filing of the Development Plan with any securities regulatory authority, stock exchange or other regulatory authority and any publication by them (including electronic publication in the company files on their websites accessible by the public) of the Development Plan.

Dated this 19th day of August, 2005

Signature of Qualified Person

Scott Hardy

Print Name of Qualified Person

Mine Development Associates
August 19, 2005

Back to Contents

CERTIFICATE of AUTHOR
To accompany Report entitled
“Crystallex International Corporation, Development Plan – 2005, (Update to the
Feasibility Study Issued September 2003)”, dated August 2005 and pertaining to the Las Cristinas Project in Venezuela

I, John R. Goode, P. Eng., do hereby certify that:

1.	I am a Consulting Metallurgical Engineer with J.R. Goode and Associates of Suite 1010, 65 Spring Garden Avenue, Toronto, Ontario, Canada, M2N 6H9.

2.	I graduated with a Batchelor of Science (Engineering) in Metallurgy degree from the Royal School of Mines, London University, U.K. in 1963.

3.	I am registered as a Professional Engineer with Professional Engineers Ontario with registration number 16561011.

4.	I have worked as a metallurgist for a total of 42 years since my graduation from university.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as.defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I have not visited the Las Cristinas property in Venezuela.

7.	I am responsible, in part, for the preparation of Section 1.8 “Mineral Processing and Metallurgical Testing” of the technical report titled “Crystallex International Corporation, Development Plan – 2005, (Update to the Feasibility Study Issued September 2003)”, dated August 2005 (the "Technical Report") relating to the Las Cristinas property.

8.	I have had prior involvement with the property that is the subject of the Technical Report through earlier work for Crystallex International Corporation.

9.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the above referenced Section 1.8 of the Technical Report, the omission to disclose which makes the Technical Report misleading.

Back to Contents
10.	I am not independent of the issuer under the terms of section 1.5 of National Instrument 43-101 since I own 2,000 common shares of Crystallex International Corporation.

11.	I have read National Instrument 43-101 and Form 43-101F1, and Section 1.8 of the Technical Report has been prepared in compliance with that instrument and form.

Dated this 21st Day of August, 2005

J.R. Goode

Back to Contents

     Document 2

Back to Contents

Form 51-102F3
Material Change Report

Item 1      Name and Address of Company

Crystallex International Corporation
18 King Street East
Suite 1210
Toronto, Ontario
M5C 1C4

Item 2      Date of Material Change

October 14, 2005

Item 3      News Release

A news release was issued under section 7.1 of National Instrument 51-102 and transmitted by CNW Group on October 14, 2005 in Canada.

Item 4      Summary of Material Change

On October 14, 2005, Crystallex International Corporation announced that Dr. Ken Thomas has resigned as the Executive Vice President Operations and Chief Operating Officer of the Company, effective November 8, 2005 and will be taking up a senior management position with a major international engineering and construction company.

Item 5      Full Description of Material Change

On October 14, 2005, Crystallex International Corporation announced that Dr. Ken Thomas has resigned as the Executive Vice President Operations and Chief Operating Officer of the Company, effective November 8, 2005 and will be taking up a senior management position with a major international engineering and construction company. Barney Burke, who previously managed the day to day aspects of the Las Cristinas project as Corporate Manager: Projects has been promoted to Vice President Engineering and Construction to spearhead the construction. Dr. Sadek El Alfy, Vice President Operations, and John Binns, Vice President Environment, will be responsible for the mining and the environmental portions, respectively, of the Las Cristinas project and the current SNC Lavalin EPCM project team will continue in their critical role under Barney Burke.

Item 6      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7      Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8      Executive Officer

Daniel R. Ross
Executive Vice President and Corporate Counsel
Telephone:416.777.7323

Item 9      Date of Report

October 17, 2005

CRYSTALLEX INTERNATIONAL CORPORATION

By: Daniel R. Ross
Name:	Daniel R. Ross
Title:	Executive Vice President and Corporate Counsel

Back to Contents

     SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION

(Registrant)

Date: December 30, 2005	By: Daniel R. Ross
	Name:	Daniel R. Ross
	Title:	Executive Vice President and Corporate Counsel